SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of February, 2008

Commission File Number: 000-21742

[redacted]

Acergy S.A.
(Translation of registrant's name into English)

c/o Acergy M.S. Limited
Dolphin House
Windmill Road
Sunbury-on-Thames
Middlesex, TW16 7HT, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Attached herewith is the Annual Report to Shareholders ("Annual Report") for Acergy S.A. (the "Company" or "Acergy") for the fiscal year ended November 30, 2007 in respect of the registrant and its subsidiaries on a consolidated basis.

This Annual Report will be made available by Deutsche Bank Trust Company Americas to all holders of American Depositary Shares (each of which represents one Common Share of the Company) of record as of March 31, 2008.

This Annual Report furnished pursuant to this Form 6-K shall be deemed to be incorporated by reference into the prospectuses forming a part of the Company's Registration Statements on Form S-8 (No. 33-85168, No. 333-9292, No. 333-74321, No. 333-124983 and No. 333-124997) and the Company's Registration Statements on Form F-3 and Form F-3/A (No. 333-86288) and to be a part of such prospectuses from the date of the filing thereof.

Certain statements contained in this Annual Report furnished pursuant to this Form 6-K, including the message from the Chairman and the operational review from the Chief Executive Officer, describe plans, expectations, beliefs, intentions or strategies regarding the future and constitute "forward-looking statements" as defined in the US Private Securities Litigation Reform Act of 1995 and within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "forecast," "project," "will," "should," "seek" and similar expressions. Those statements include, but are not limited to, statements as to the expected execution of projects currently in backlog; statements as to the expected completion date, estimated progress to completion, estimated costs, estimated revenues, and estimated recovery of contract revenues on various projects; statements as to the expected date of delivery of various ships; statements as to the expected dry-docking of ships under construction; expectations as to the expected growth in the industry in which Acergy operates; expectations as to the expected demand for Acergy's products and services; statements as to the review of Acergy's corporate and entity structure and the implementation of the results from such review; statements as to Acergy's intention to maintain its focus on improving its control environment; statements as to the expected repurchase of share capital in the future; statements as to the expected amount and timing of any future dividend payments; statements as to planned capital expenditure and equity investments in the future; statements as to estimated net operating revenue, operating expenses, earnings, cash flow, gross profit and depreciation and amortization charges in the future; expectations as to the remaining useful life and utilization of assets, including ships; statements as to the extent of Acergy's obligations under certain contingent liabilities; statements as to expected future taxable income; statements as to the probable date and value of hedging transactions; expectations as to Acergy's competitive position and the impact of the economy on its business, liquidity and results of operations and financial position; statements as to the timing of the sale of certain assets held for sale; statements as to the expected relocation of the Company's offices in its Northern Europe and Canada segment, and the expected cost of such relocation; statements as to the future level of activity expected in the Company's joint ventures, the access to cash held by the Company's joint ventures, the demand for products and services provided by the Company's joint ventures and the potential liability for failure of the Company's joint venture partners to fulfill their obligations; expectations as to foreign currency fluctuations; statements as to changes in tax legislation in the UK, and the expected effect of such changes on Acergy; statements as to anticipated future compliance with debt covenants; statements as to Acergy's ability to obtain funding from various sources; statements as to Acergy's expected use of cash. The forward-looking statements reflect the Company's current views and assumptions and are subject to risks and uncertainties. Actual and future results and trends could differ materially from those set forth in such statements due to various factors. Such factors and others which are discussed in the Company's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from the Company's forward-looking statements: the Company's ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which the Company operates; the Company's relationship with significant clients; the outcome of legal and administrative proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programs; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond the Company's ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACERGY S.A.

Date: February 26, 2008

By: ______________________

Name: Tom Ehret

Title: Chief Executive Officer



Towards excellence

Acergy Annual Report and Accounts 2007



Forward-looking Statements

Certain statements in this Annual Report, including the message from the Chairman and the operational review from the Chief Executive Officer, describe plans, expectations, beliefs, intentions or strategies regarding the future and constitute 'forward-looking statements' as defined in the US Private Securities Litigation Reform Act of 1995 and within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act of 1934. These statements may be identified by the use of words like 'anticipate', 'believe', 'estimate', 'expect', 'intend', 'may', 'plan', 'forecast', 'project', 'will', 'should', 'seek' and similar expressions. Those statements include, but are not limited to, statements as to the expected execution of projects currently in backlog; statements as to the expected completion date, estimated progress to completion, estimated costs, estimated revenues, and estimated recovery of contract revenues on various projects; statements as to the expected date of delivery of various ships; statements as to the expected dry-docking of ships under construction; expectations as to the expected growth in the industry in which Acergy operates; expectations as to the expected demand for Acergy's products and services; statements as to the review of Acergy's corporate and entity structure and the implementation of the results from such review; statements as to Acergy's intention to maintain its focus on improving its control environment; statements as to the expected repurchase of share capital in the future; statements as to the expected amount and timing of any future dividend payments; statements as to planned capital expenditure and equity investments in the future; statements as to estimated net operating revenue, operating expenses, earnings, cash flow, gross profit and depreciation and amortization charges in the future; expectations as to the remaining useful life and utilization of assets, including ships; statements as to the extent of Acergy's obligations under certain contingent liabilities; statements as to expected future taxable income; statements as to the probable date and value of hedging transactions; expectations as to Acergy's competitive position and the impact of the economy on its business, liquidity and results of operations and financial position; statements as to the timing of the sale of certain assets held for sale; statements as to the expected relocation of our offices in our Northern Europe and Canada segment and the expected cost of such relocation; statements as to the future level of activity expected in our joint ventures; the access to cash held by our joint ventures; the demand for [illegible]

We are a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry. We plan, design, and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group – globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners – ready to make long-term investments in our people, assets, know-how, and relationships in support of our clients.

Contents

Financial Highlights

For the financial year ended November 30 In U.S. dollar millions, except per share data	2007 $m	2006 $m	2005 $m
Net operating revenue from continuing operations	2,663.4	2,124.2	1,483.3
Net operating income from continuing operations	357.0	286.7	152.0
Income from continuing operations	147.7	220.9	106.4
Net income	153.6	236.7	139.5
Net cash provided by operating activities	249.0	38.2	271.3
Net income per share from continuing operations:			
Basic	0.78	1.15	0.56
Diluted	0.74	1.10	0.54
Weighted average number of Common Shares and Common Share equivalents outstanding:			
Basic	188.4	192.7	191.1
Diluted	213.3	201.1	195.5

As at November 30 In U.S. dollar millions	2007 $m	2006 $m	2005 $m
Cash and cash equivalents	582.7	717.5	316.0
Long-term debt	506.3	507.1	8.7
Total shareholders' equity	728.7	699.7	455.7

Net Operating Revenue



Africa & Mediterranean
53% $1,398.4m

South America
9% $247.9m

North America & Mexico
0.1% $3.2m

Northern Europe & Canada
34% $907.8m

Asia & Middle East
4% $102.4m

Corporate
0.1% $3.7m

Gross Fixed Assets



Construction Support Ships
43% $566.5m

Land & Buildings
3% $36.5m

Operating Equipment
51% $667.8m

Other Assets
3% $41.0m

Client Base



Revenue from Multinational Oil Companies
61%

Revenue from Independent Oil & Gas Companies & Offshore Contractors
19%

Revenue from National Oil Companies
20%

Our Global Operations

Acergy is a global operation that is managed as five separate geographical segments. Each regional business has responsibility for its own financial performance.

	Africa & Mediterranean	Northern Europe & Canada
		
Operations	This segment comprises all activities within Africa and the Mediterranean region. It operates fabrication yards in Nigeria and Angola and manages project specific joint ventures. Its main office is based in Suresnes, France.	This segment comprises all activities in Northern Europe, Eastern Canada, Tunisia and Azerbaijan and manages the Acergy/Subsea7 joint venture operations. Its offices are based in Aberdeen, U.K.; Stavanger, Norway; St John's, Canada, and Moscow, Russia.
Revenue	$1,398.4m	$907.8m
Contribution	**Net operating revenue** ($m) 	**Net operating revenue** ($m) 
Significant new contract awards	• **Block 15 contract for $670m in deepwater Angola awarded in November 2007** • **PazFlor contract for $700m in deepwater Angola awarded in January 2008**	• **Marathon Volund contract for $140m offshore Norway awarded in February 2007** • **Ormen Lange contract for $58m awarded in September 2007**

North America & Mexico



This segment includes all activities in the United States, Mexico, Central America, and Western Canada and provides project management support for major projects executed in South America. Its office is in Houston, U.S.A.

$3.2m

Net operating revenue ($m)



- **Perdido the region's first ultra deepwater contract in the Gulf of Mexico awarded in December 2007**

South America



This segment includes all activities in South America and the islands of the southern Atlantic Ocean and has its office in Rio de Janeiro, Brazil. Its principal operating location is Macae, Brazil.

$247.9m

Net operating revenue ($m)



- **Mexilhão trunkline contract for $400m in Brazil awarded in April 2007**
- **Acergy Harrier three-year contract to Petrobras in Brazil awarded in October 2007 for $140m**

Asia & Middle East



This segment includes all activities in Asia Pacific, India, and Middle East and includes the joint venture SapuraAcergy with Sapura Crest Petroleum Berhad. It has its office in Singapore with satellite offices in Jakarta and Balikpapan, Indonesia and Perth, Australia.

$102.4m

Net operating revenue ($m)



- **Van Gogh contract for $85m in Australia awarded in July 2007**
- **SapuraAcergy JV awarded $175m Kikeh contract in Malaysia in July 2007**

Our Work in Progress

We have a global reach and run projects in the major offshore exploration and production regions, including the North Sea, West Africa, the Gulf of Mexico, Asia, and South America.

What we do

Acergy is an offshore engineering and construction contractor that designs and installs deepwater oilfield infrastructure. Our specialist expertise is focused on construction and maintenance operations between the seabed and the surface of the sea. Our global resources are deployed and combined on projects of various typologies.



SURF: Subsea, Umbilicals, Risers, and Flowlines

Engineering and construction associated with subsea field developments. Pipeline and riser systems, together with associated services.



IMR: Inspection, Maintenance, and Repair

Examination by divers and Remotely Operated Vehicles (ROVs) of offshore oil and gas facilities. Undertaking repairs as necessary.



Conventional

Fabrication and installation of fixed offshore platforms and associated pipelines in West Africa.



Trunklines

The installation of large diameter oil and gas pipes over long distances from the semi-submersible pipelay barge *Acergy Piper.*

Backlog by activity

At November 30, 2007 Acergy had backlog of $3.2 billion of which 74% relates to SURF projects; the Group's main focus.


74%
4%
7%
15%



Backlog by award date

More than half of the $3.2 billion backlog was awarded in 2007. In addition, backlog exceeding $1 billion has been awarded to Acergy since the end of the fiscal year 2007.

2004 1%	2005 21%
2006 27%	2007 51%



Backlog by execution date

Of the $3.2 billion backlog, 70% or $2.2 billion is for execution during 2008. The backlog that has been awarded since fiscal year end 2007 is primarily for execution in 2009 and 2010.

2008 70%	2009 21%
2010+ 9%	

Backlog by region

The majority of backlog at November, 30 2007 is for execution in the Africa and Mediterranean, South America and Northern Europe and Canada regions. Asia and Middle East representing a growing proportion.

North America and Mexico provide project management support for projects executed in South America.



Africa & Mediterranean 40%

Northern Europe & Canada 20%

North America & Mexico 0%

South America 34%

Asia & Middle East 6%

Chairman's Statement

"In a year of fundamental change, we have seen the benefits of our decisions to rejuvenate the fleet, to recruit world-class talent and to focus on excellent execution."



In a year of fundamental change, we have seen the benefits of our decisions to rejuvenate the fleet, to recruit world-class talent, and to focus on excellent execution.

Acergy has delivered a strong operational performance during 2007. The financial results reflect this strong performance: record revenue of $2.7 billion and record backlog of $3.2 billion. It is a testament to this strong performance that despite the impact of problems with a trunkline project in Brazil and a high tax charge, we have again delivered a good financial performance.

I would like to thank all our employees for their hard work and support and to pay tribute to the many subcontractors and suppliers who have assisted us.

During the year we successfully executed the Greater Plutonio Project, the largest project in our history, enabling our clients to achieve first oil in October 2007. This was a challenging and technically complex project which demonstrated our capabilities in offshore deepwater engineering and construction.

The demand for our services remains strong. With increasing visibility beyond the end of the decade we believe we are well placed to meet the challenges for many years to come. We remain confident about the future.

Building on our strengths

Our key strengths are our people, our fleet and our regional operations. Our strong track record continues to grow. The program of fleet rejuvenation agreed by the Board is working well and will continue. We have a strong and growing asset base; our ships are key enablers. We are able to differentiate our capabilities in the difficult and harsh environments in which we operate and to satisfy the changing needs of our clients.

Bringing the best people into Acergy and continuing their professional development is vital to achieving our ambitions, now and in the future. I am pleased to report that we continue to attract, develop, and retain world-class employees; and that this remains a high priority for our management team.

Rewarding our investors

The Board recognizes the importance of rewarding shareholders for their investment in Acergy. During the year, we bought back $147 million of shares in accordance with our share buyback program and paid the Company's inaugural dividend of $0.20 per share. In light of the full-year results, the Board has resolved to recommend an increase of the dividend by 5% to $0.21 per share in 2008, subject to shareholder approval.

Board changes

The Board meets a minimum of four times each year. Our Board Committees were again very active throughout 2007, and during the year the composition of the Board Committees was unchanged.

We have decided to adjust the membership of the Board Subcommittees. With effect from December 1, 2007 these will be comprised of:

Audit Committee – T. Westlie (Chairman), G. Doremus, J. B. Hurlock, and J. F. Skouverøe.

Compensation Committee – Sir Peter Mason (Chairman), G. Doremus, and T. Westlie.

Governance & Nomination Committee – M. Woolveridge (Chairman), J. B. Hurlock, Sir Peter Mason and J. F. Skouverøe.

In December 2007, the Board announced that Tom Ehret, Chief Executive Officer since March 2003, would retire during 2008. On behalf of the Board, I would like to thank Tom for his outstanding contribution to the Group. Following his appointment in 2003, Tom led the team which transformed the Group's fortunes, positioning Acergy as a global leader in the offshore engineering and construction market and creating an independent future for the business. The Group and its shareholders have gained greatly from Tom's stewardship and we look forward to continuing to benefit from his knowledge and support in the capacity of a Non-executive Director.

External recruitment consultants have been retained to lead the search for a new CEO. Internal and external candidates have been considered and we expect to make an announcement on this in due course.

In conclusion, our core strengths, our people and our assets, have grown and developed further during 2007. We continue to focus on improving the quality of our delivery to meet the demands of our clients now and in the future. We are well positioned for growth in a strong industry with excellent long-term fundamentals.

Mark Woolveridge
Chairman

Chief Executive Officer's Review

"I am proud of what we have achieved in delivering Acergy's transformation and subsequent dynamic growth. Today Acergy has a leading market position with strong growth prospects across all of our regions. We need to continue to focus on delivery and execution in 2008 and beyond."



Five years ago we set out to transform Acergy. We refocused the business around its exceptional deepwater engineering and construction capabilities, determined to become the acknowledged global leader in our field.

Since then our growth has been extraordinary. Acergy has delivered a compound annual growth in revenue from continuing operations of 34% over the past four years.

We entered 2007 believing that it would be a year of consolidation. In size and scale, in terms of the asset base and the workforce, our business had been fundamentally transformed since 2004.

2007 proved to be a year not only of consolidation but also of significant growth and I am pleased to report that the business was sufficiently robust, despite a few disappointments, to deliver a good financial performance.

The fundamentals of our industry are stronger today than ever before and the circumstances of hydrocarbon exploration and production increasingly suit Acergy. Accessing new reserves to satisfy current demand, even before we consider growth in future demand, depends on oil companies' ability to achieve production in the harshest environments in the world. This is where Acergy excels.

While the fundamentals are strong, we expect to see a paradigm shift over the next five to ten years within the industry. The national oil companies control access to some 80% of the world's reserves and we are seeing a shift in power away from the traditional oil companies and towards the national oil companies. Consequently, the fastest growth is coming from the Eastern Hemisphere and developing nations.

Reflecting on the past year

In 2007, we delivered record revenue of $2.7 billion. Our backlog is the strongest it has ever been at $3.2 billion, with order intake exceeding $1 billion since the fiscal year end.

Against a backdrop of fundamental change, we delivered a strong operational performance: activity levels and utilization rates were high and we executed our largest and most complex projects well. We have also faced some disappointments but it is a testament to our strength that we have delivered a good financial performance.

Notable operational successes include the Tyrihans Pipeline Installation Project in the North Sea which required significant technological innovation, and was successfully completed ahead of schedule, to the delight of our client.

The successful execution of the deepwater Greater Plutonio SURF Project, the largest single project in the Group's history, was a significant achievement. Awarded four years ago, the project delivered first oil for our clients in October 2007 and made a significant contribution to our financial performance. The Mexilhão project, our first trunkline project in Brazil, has to date disappointed and we have taken decisive steps to protect the remainder of the project from any further impact.

In a year characterized by delays in project awards in West Africa we are delighted that the first two contracts, Block 15 for ExxonMobil at $670 million and PazFlor for Total at $700 million in November 2007 and January 2008 respectively, were awarded to Acergy.

Rejuvenation and new capacity dominated fleet development in 2007. We delivered three new vessels, with a further two since year end. Although shipyard delays impacted delivery, the eventual result has been beyond our expectations. *Pertinacia*, which joined the fleet in the second quarter has delivered 100% utilization – an impressive achievement.

These new ships add strength to our fleet and bring additional revenue generating capacity. We have significantly reduced the average age of the fleet from 23 years in 2005 to 14 years today. We are maintaining our strategy of keeping the fleet just short of a full asset complement to ensure high utilization in any market downturn.

In a business driven by the know-how and passion of its people, we recognise that our ability to attract and retain world class individuals is a high priority and a critical factor for future success. We have, for the third year in a row, added a further 1,000 skilled people to our workforce – bringing the total to over 8,000 – an impressive achievement in a sector where the demand for talent exceeds supply.

Preparing for the future

Strong global energy demand, together with limited excess production capacity and correspondingly high commodity prices, have sustained the fortunes of the oil and gas sector. We believe these trends will only intensify in the years to come.

Acergy is well prepared for the future. We have a strong balance sheet and we are focused on developing our local presence in key markets around the world and building ever stronger relationships with key national oil companies.

We are well-advanced in developing a truly multi-national workforce with outstanding technical expertize. We continually review the development and growth of all our regions, along with our technical skill sets, in order to enhance our capabilities and long-term performance worldwide.

In 2008, we will add two new vessels to our fleet, in addition to those added since fiscal year end. We have already announced investments for the delivery of two new vessels in 2010 to further extend the fleet's capacity and flexibility.

Recently, I announced my intention to retire from Executive Management at Acergy during 2008. Following the appointment of, and handover to, a successor I shall be continuing my association with Acergy as a Non-executive Director. I would like to thank the Board, my management team and everyone at Acergy who has contributed to making the last five years so enjoyable.

I am proud of what we have achieved in delivering Acergy's transformation and subsequent dynamic growth. Today Acergy has a leading market position with strong growth prospects across all of our regions. We need to continue to focus on delivery and execution in 2008 and beyond.

Outlook

The demand for subsea engineering and construction services is expected to remain strong beyond 2010. We have a leading market position with good growth prospects across all of our regions. A number of large deepwater projects in West Africa, following significant delays, have started to be awarded. Demand in Brazil remains robust, with significant developments improving the potential of this market. The deepwater markets in Asia and the Gulf of Mexico are expected to continue to grow in 2008 and beyond, while the SURF market in the North Sea remains stable, with further growth expected in 2009.

Overall, the fundamentals for our business remain robust as operators continue to introduce oil and gas development programmes, evidenced by high activity levels in seismic and significant drilling capacity increases worldwide, in response to depleting reserves and higher global demand for hydrocarbons.

Tom Ehret
Chief Executive Officer



Excellence in depth

Greater Plutonio – a case study

After 45 months of hard work by all involved, first oil was achieved for the clients on Greater Plutonio on October 1, 2007 – signifying the successful execution of Acergy's largest ever single project.



Photograph by Benjamin Van Den Brouck

Tendering 〉 Engineering 〉 Procuring

Winning the business

Rapid growth in our markets means that we can optimize our resources in bidding for just those projects which we have the best chance of winning.

We use our industry know-how and relationships with our clients to aim to be fully involved in suitable projects long before they come to tender.

We focus on ensuring that we are invited to bid on all projects that are consistent with our strategy, and where we have a competitive advantage on the basis of our ships, our fabrication capacity, our engineering excellence, or our technological specialization and where it fits the availability of our assets and our preferred risk profile.

In short, we aim to bid for those projects that we are best placed to win.

We have a disciplined approach to tendering. We identify and seek to mitigate risks, including changes to workscope, cost escalations, overruns, and installation timings. We use comprehensive risk modeling tools to quantify the potential impact of such events occurring.

Some considerations when tendering:

Targeting the right projects

- Client relationships are key
- Commercial attractiveness
- Leveraging our expertize to achieve the best technological solution for our clients
- Right assets: ships and people

Identifying and mitigating risks

- Accurate planning
- Clear and accurate identification of risks and probability of occurrence
- Effective management of change

Managing the supply chain

- Procurement
- Fabrication
- Transportation
- Logistics
- Building and managing supplier relationships

- Key risks identified and transparent to all parties
- Clauses to cover eventualities, such as: cost escalation and overruns, variation orders, installation timings

Adherence to our contracting principles

- Adherence to our contracting principles is key
- Client satisfaction
- Effective execution
- Safe performance

Fabricating › Installing › Improving





Identification of risks by professionals is key to effective risk mitigation.



Detailed analysis and building on successfully completed projects allows us to optimize our technical and commercial offering.

Tendering › Engineering › Procuring

Engineering is at the heart of our business

We deliver well-engineered solutions to our clients. We develop our assets, resources, and capabilities to meet the development of market and client needs, and we develop our engineers to be the best in the industry.

Hybrid Riser Tower
The Riser Tower engineering solution at the heart of the Greater Plutonio Project is a hybrid riser system consisting of a bundle of risers for production, water, or gas injection and export connected to the seabed via a suction anchor and tensioned by a buoyancy tank. It is called hybrid because the rigid steel riser tower is connected to the Floating Production Unit by flexible jumpers.

Considerable validation work on the concept and detailed design of the Riser Tower was required to support such a daring fabrication.

This design offers significant advantages in terms of flow assurance and field architecture over conventional risers such as Steel Cantenary Risers and Flexibles.

Through our fabrication yard in Angola, we were able to provide the facilities capable of supporting this innovative solution.



Computer-generated image of the buoyancy tank and associated umbilicals.

Fabricating | Installing | Improving



Computer-generated image of the foot of the Riser Tower and flowlines.



Computer-generated image showing the foot of the Riser Tower in more detail.



Computer-generated image showing a cross section of the Riser Tower bundle.

Tendering | Engineering | Procuring



Eight main umbilicals totalling 116km and 23 infield umbilicals totalling 43km were transported from the U.S.A. to Angola.



Pipelines manufactured in Brazil were transported to Angola for installation.

Managing the supply chain

One of the key challenges in the SURF market is managing a tight supply chain. There are relatively few manufacturers of the key items, so lead times are significant.

With procurement representing some 35-40% of the value of an EPIC contract, ensuring timely delivery and assured quality is paramount.

We actively develop and manage relationships with our suppliers and subcontractors. We believe that strong relationships with our vendors are necessary to gain a competitive advantage as well as ensuring that their delivery goals are aligned with the needs of our business and our clients.

When placing a commitment with a supplier or subcontractor, we try to secure the best commercial and operational arrangement, taking into account risks – such as technical, quality, health, safety, environmental management, reliability, lead times, and confidence of supply.

We operate as one group and leverage whenever we can our combined knowledge, relationships, networks, and buying power in accordance with our policies and procedures and in adherence to our Code of Business Conduct.

Fabricating | Installing | Improving


1.
2.
3.
4.
5.
6.
7.
8.
9.
10.
11.
12.
13.
14.
15.
16.
17.
18.
19.

1. Vicinay mooring chains, Spain
2. Tissot buoyancy tank, France
3. Corus / Proclad, United Kingdom
4. FMC connectors, Norway
5. AKER BGBL, Norway
6. NKT Flexibles, Denmark
7. Butting clad pipes, Netherlands
8. Petrolvalves, Switzerland
9. Trefileurope mooring wires, France
10. Cuming buoyancy foam, U.S.A.
11. Kvaerner umbilicals, U.S.A.
12. Duco umbilicals, U.S.A.
13. V&M pipelines CS, Brazil
14. Socotherm insulation, Brazil
15. SBM/SONAMET Offloading buoy, Angola
16. Installation aids, South Africa
17. Turn table buoy, Saudi Arabia
18. Third-party ships, Indonesia
19. FPSO subcontractors, China

Tendering ⟩ Engineering ⟩ Procuring



A closer view of the bundle on the assembly line in Lobito, Angola.



The bottom of the Riser Tower, fabricated in Angola prior to connection to the bundle and installation.



When installed the hollow part of the suction anchor sinks into the seabed, it is then closed and a vacuum created inside the anchor.

Fabricating Installing Improving

A strong local presence

A strong local presence is essential and is a competitive advantage in many key markets around the world.

As well as satisfying the National Oil Companies requirements, it creates significant opportunities to develop talent and expertise within the country.

Most of the construction for the Greater Plutonio Project took place at the SONAMET fabrication yard in Lobito, Angola, which is jointly owned by Acergy and Sonangol.

Construction of the key elements of the technically challenging design included the Hyperflow Riser Tower, manifolds, suction anchors, installation piles, mooring piles, and the offloading buoy. The fabrication was further complicated by the significant use of uncommon materials and advanced monitoring systems.

The fabrication required the construction of a new assembly line to produce the 240m long bundle segments required by the Riser Tower's design. This new facility permitted the introduction of advanced technology within the water injection lines and provided a more rational work environment in the prefabrication and assembly areas.



The Riser Tower's bundle on the new assembly line at our SONAMET fabrication yard in Lobito, Angola.

Tendering 〉 Engineering 〉 Procuring



The bottom of the Riser Tower in early May 2007, with the bundle snaking away in the distance.



The Riser Tower and bundle is towed offshore in mid-May 2007 prior to upending and installation.



Acergy Polaris a key enabling asset during installation. The new capability-enhancing J-Lay tower is clearly visible.

Fabricating

Installing

Improving



Excellence in execution

The offshore execution phase is a critical phase. Excellence in execution can deliver an improved operational and financial performance and enhanced client satisfaction.

At 2.3m in diameter and 1,240m in length, the Riser Tower epitomizes the challenges faced by the project. The successful completion of the Riser Tower was a tribute to the dedication of the design and fabrication teams involved – an achievement which was matched when the operation to tow into position and install it to the FPSO went by the book.

Acergy's enabling assets were key

Key assets such as *Acergy Polaris*, *Acergy Eagle*, and *Acergy Legend* made this complex installation possible. The project required 1,650 construction vessel days. These assets were supported by a further three chartered vessels, thirteen tug boats and ten cargo barges.

Combined, this fleet of vessels installed 37,000T of manufactured steel and material on the seabed. The flowlines installed by *Acergy Polaris* accounted for 16,600T, the Riser Tower and its NKT flexibles contributed another 6,000T, while the FPSO mooring accounted for 5,000T. In comparison, the FPSO topside structure weighed in at 25,000T.

Tendering 〉 Engineering 〉 Procuring



Total Acergy Quality Leadership (TAQL) Advisers with Tom Ehret, Chief Executive Officer.



First oil was achieved on behalf of the clients on October 1, 2007.



Fabricating › Installing › Improving



Lessons learned

We ensure that through a process of continuous improvement we capture valuable lessons.

We have taken steps to manage projects even more efficiently by introducing simplified, Group-wide processes and sharing knowledge and experience better than ever before.

Safety first

Acergy contributed over 7.3 million manhours to the Greater Plutonio Project and achieved an excellent safety record.

Putting safety first and improving our safety performance is paramount. Our Positive Attitude to Subsea Safety supports this attitude, as does careful planning before and during execution. Learning from our experiences is key to achieving our commitment of no harm to people and no damage to our assets or the environment.

Preparing for the future

We work with all project stakeholders to deliver projects to specification, on time, and on budget.

We aggressively focus on driving down the cost of non quality, in order to deliver improved operational and financial performance and significant benefits for our clients.

An engineer reviews post-completion drawings to ensure knowledge is captured and valuable lessons learned across the Group.

The market for Acergy's services is driven by offshore exploration success, and the consequent investment in production, by the world's major oil companies.

The depletion of existing reserves, and the decline rate of producing fields have prompted a progressive increase in investment in offshore exploration and production and we expect to see a continued expansion of demand for our services in the medium to long term. This trend is evident in the higher number of invitations to tender, the growing size of major contracts and the increasing level of our order backlog. High oil prices further reinforce this trend.

Global demand

Global demand for hydrocarbons remains strong; with continued growth in demand from the developed world. In addition, the BRIC economies are fuelling further demand; with future consumption expected to significantly exceed the current production levels. World energy demand is expected to be 50% higher in 2030 than today according to the IEA, if government policies do not change. Hydrocarbons are expected to account for more than 80% of the increase between 2005 and 2030.

Oil supply and demand evolution


CAPEX in US$ Billion
400
360
320
280
240
200
160
120
80
40
0
100
80
60
40
20
0
Mb/d
Demand Growth
Decline Effect
1976 1977 1978 1979 1980 1981 1982 1983 1984 1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015
Capex
Global oil production capacity
Global oil demand

Source: IEA, CEFA

The demand for, and production capacity of, the oil business shows a tight market with a low reserve replacement ratio, coupled with accelerating decline rates for mature fields. This creates the conditions for sustained high oil prices and increased capital expenditure for exploration and production.

The industry is increasingly having to look to ever deeper and more hostile environments for its new reserves. As a result production from deepwater is expected to grow at a faster pace than from any other resource base. Forecasts suggest that offshore oil and gas production will grow by some 5% per annum, however deepwater production capacity is expected to grow significantly faster than that of shallower waters.

The exploitation of deepwater oil and gas reserves presents opportunities for SURF products and services, which constitutes a critical part of these offshore developments.

SURF activity becoming deeper

Over 60% of global EPIC SURF activity in the next five years is expected to be in water depths greater than 500 metres of seawater.



<500m
39%
500-900m
15%
1000-1499m
26%
1500-1999m
13%
2000m>
7%

Source: Infield Systems Ltd

Subsea field developments

Subsea field developments and their SURF components are Acergy's key focus, representing approximately 75% of backlog on a year-on-year basis. Developments in water depths greater than 1,000 metres are expected to grow at the fastest rates, and as a result, the majority of the 2008-2012 SURF market is expected to be in deepwater. Measured at constant prices, total global SURF demand is expected to grow by over 50% in the 2005-2012 period. Rising supply chain costs for equipment, materials and manpower, are expected to further increase the total market value.

We therefore believe that the fundamentals for the SURF market remain very robust for the foreseeable future.

The market for SURF activities has historically demonstrated cyclicality. The increasing size and complexity of projects, together with external factors including, but not limited to, national oil company approval, financial arrangements for the field operators, and the timing of the various development and exploration phases for these fields, suggests that, whilst the fundamentals remain as strong as ever, we may continue to see the market remain cyclical in nature.

Important lead indicators for the SURF market include deepwater drilling contracts, subsea tree installation, and current known demand for pipelay over the next five years.

Pareto Securities have identified over 30 multi-year deepwater drilling contracts that have been awarded during 2007, typically lasting from late 2008 to 2013-2014. Of these contracts, most will lead to offshore construction and SURF work. These drilling contracts already represent a significant investment on behalf of the major oil companies, yet to date less than ten percent of the associated EPIC SURF contracts in the subsea market have been awarded, representing significant growth potential during this period.

Another leading indicator of growth in the SURF market is the number of subsea trees scheduled to be installed in any one year. Capacity constraints throughout the supply chain have in the past capped the volume of subsea tree installations at around 500 per annum. Manufacturer investment has started to alleviate these bottlenecks and it is expected that tree installations will reach the 575 to 600 per annum range by 2011. The fastest growing segment is for trees to be installed in water depths exceeding 1,000 metres.

Opportunities for Acergy

Acergy's strength lies in our clear vision to be the acknowledged leader in seabed-to-surface engineering and construction.

We understand the business intimately and within Acergy we are dedicated to sharing our expertize and experience to create innovative solutions for our clients, the world's national, international, and independent oil and gas companies.

We closely track market developments and discoveries to ensure that we are prepared for the future tendering of SURF contracts as existing and new basins reach development milestones. This forward planning is vital as the offshore subsea market, becomes deeper and more complex and, rapidly, more globally diverse.

Over the coming years access to new reserves will be in increasingly harsh environments; offshore developments are getting deeper and harsher. Many new opportunities exist in offshore deepwater hotspots across Angola, Australia, Brazil, India, Malaysia, Nigeria and Norway - and the U.S. as the ultra deep fields of the Gulf of Mexico are developed.

Acergy understands the importance of a strong local presence. We have been present in many of the countries in which we operate for over 30 years. We operate internationally as one group: globally aware, and locally sensitive. Investing and developing assets locally is a priority, and we believe, a strength. We will continue to strengthen our local presence and content in markets where this is a key differentiator, including Angola, Nigeria, Malaysia and Brazil. Over the recent years, Acergy has further developed its infrastructure and business in these geographies where we believe significant offshore deepwater opportunities exists.

The significance of a new subsalt oil play in offshore Brazil was recently confirmed by the discovery of the Tupi field in the deepwater Santos basin which, according to the operator Petrobras, could hold 5 - 8 billion boe of recoverable reserves. The Brazilian Government is now projecting that its resources could be boosted by more than 40 billion boe, reinforcing Brazil's strong position as one of the leading markets for oil and gas exploration and extraction. Our track record for overcoming technical challenges in deepwater, together with over 30 years experience in Brazil and a strong relationship with Petrobras, position us well to benefit from opportunities in this market.

In the Gulf of Mexico, one of the most prolific hydrocarbon basins in the world, activity levels remain high. Development of this region's ultra-deepwater fields, in close to 10,000 feet (some 3,000 metres) of seawater is expected to lead to significant opportunities by 2010 and beyond. These fields bring technological challenges and require substantive innovation to provide the engineering and construction solutions that our clients require. We believe that Acergy is well placed to be the partner-of-choice to our clients, as demonstrated by the award of the Perdido contract in fiscal year 2008.

Angola's blocks 15, 17 and 18 have seen major developments by the oil majors in conjunction with Sonangol. However, many more opportunities exist for the deepwater market in offshore Angola. Further significant developments have already been identified in producing blocks 17 (e.g Total's PazFlor and CLOV), while Blocks 31 and 18 (BP) and 32 (Total) are yielding new discoveries. As a consequence, Angola's offshore deepwater production is expected to climb (subject to OPEC quotas) from c1.5 mboepd today to over 3.0 mboepd by 2015. Contract awards for Nigeria's significant deepwater offshore reserves have suffered protracted delays, but are expected to be announced during 2008, with further developments in coming years.

The demand for energy in Asia is driving offshore oil and gas exploration and development in the Asia Pacific region, including Malaysia, Indonesia, India, Australia's Northwest Shelf, and China. Over the last ten years there has been a strong increase in Asia Pacific's share of global oil and gas reserves, however during this period production has remained flat. Development activity in the Asia Pacific region is expected to grow sharply to exploit these untapped deepwater resources, providing significant and growing opportunities for SURF contractors, such as Acergy, who can show a strong and growing track record for execution in this region.

Our industry, which in recent years has been highly utilized in terms of both people and assets, is adding new ships to the global SURF fleet at a rate which we expect will lead to a 50% growth in key assets between 2005 and 2010. The current wave of speculative ship-building will account for a substantial portion of additional potential ships. However, without the necessary investment, financially but more importantly in terms of personnel, equipment and expertize, these vessels will not become enabling assets in the SURF market. As a result, we do not believe that speculative ship building is likely to structurally alter the supply fundamentals of our industry.

With the changing needs of clients and the demands of the challenging environment, chiefly deeper water and increasing complexity, we see a strong competitive advantage in sustaining a differentiated fleet of assets. Additionally, as a precaution, we continue to keep asset levels marginally below a full complement in order to ensure high levels of utilization in any market downturn.

SURF projects: Global pipelay forecast

The demand for pipelay represents a good leading indicator for growth in the global SURF market.


Km '000s installed per annum
0
1
2
3
4
5
2.4
3.1
3.3
3.5
4.1
4.4
4.5
4.6
2005
2006
2007
2008
2009
2010
2011
2012

Source: Company compiled

SURF activity: Industry fleet

Key enabling SURF assets. Additional tonnage may be added to the SURF market if taken up by one of the SURF contractors with the necessary personnel, equipment and expertize.


No. ships
0
5
10
15
20
25
30
35
40
25
25
29
35
37
38
40
40
2005
2006
2007
2008
2009
2010
2011
2012

Source: Company compiled

Business Review

Our People and Responsibilities

> "Acergy is, at heart, a business driven by the passion and know-how of our people."

Our people and responsibilities

Acergy is, at heart, a business driven by the passion and know-how of our people. Protecting our assets, including the welfare of our employees, is of paramount importance. We are committed to ensuring the highest standards of health, safety, and security within the workplace.

Learning and development

At Acergy we believe that people are central to our success. Attracting, developing, and retaining a truly multi-national world-class workforce is key to achieving our ambitions.

Our vision is to be the acknowledged leader in seabed-to-surface engineering and construction and we employ talented people to help us get there. We work hard to attract and retain the best people – we want them to choose us ahead of our competitors so we become the 'employer of choice' in our industry.

Acergy has successfully grown its workforce from some 5,000 people in 2004 to over 8,000 today. One of the tightest constraints on the growth of our business is people, with the

The search for talent

Attracting, developing, and retaining a truly multi-national world-class workforce is key to achieving our ambitions.


Develop
World-class Workforce
Attract
Retain

average age and experience of people within the industry, not just engineers, falling significantly over the past decade. The industry is faced with a considerable challenge of recruiting today to be able to satisfy future capacity.

Despite this challenge we continue to focus on recruiting in the traditional regions as well as maintaining a strong focus on our fast growing businesses in Brazil and Asia. In addition, we have successfully achieved targeted recruitment in Nigeria, Australia, Canada, and Russia during the year. These actions will help to ensure that we are well placed to satisfy demand for our services in the future.

Development programs

We aim to develop our people to be the best in the industry with our innovative development programs.

We continue to invest in programs that offer focused learning and development opportunities to all of our people. During fiscal year 2007, the Group development programs invested over $10 million and delivered more than 2,700 days of training beyond essential skills and safety training. We believe this shows just how seriously we take this business-critical issue and how highly we value our people.

To support our people and their development we have created a range of learning and development programs. These include leadership, project management, engineering, offshore management, and specialist training from our leading-edge safety school.

The development of the Acergy Academy provides technical and functional training to improve standards, offers more opportunities, and delivers training in the most appropriate format to achieve the best possible outcome. It is one way in which we demonstrate our commitment to long-term investment in our people and to continued development of our technical know-how. Through the Academy we are able to leverage our global expertise.

Acergy aims to develop its people to be the best in the industry and to reach their full potential.

A framework for learning and development

Through our learning and development framework we offer a rich mix of opportunities across Acergy from international development programmes, leadership, and leading-edge engineering training to vital safety training and regional initiatives which support our people's personal development and help them to reach their full potential.

The following programs give a flavor of what we offer our people.

Graduate Engineer Development Scheme

A two-year program which is recognized as best in class in the industry, is designed to provide engineering graduates with all the basic skills they need to become a leader in their field. It combines on-the-job project training, offshore project experience, placements outside engineering, and a series of off-the-job training modules.

Engineer Development Scheme

A development framework that allows all Acergy engineers to actively manage their professional, personal, and career development.

Conversion Program

A six-month program aimed to support the recruitment and conversion of engineers from other industries to our business. It is a blend of training courses, mentoring, work shadowing, technical training, and targeted work placements.

Project Manager Program

A three-year development program for project managers. It is based on research into how excellent project managers achieve great results. The series of international workshops offers a forum to share best practice and to raise the bar on project performance.

Offshore Management Development Program

This program enhances people management skills that are specific to the offshore environment. It targets experienced managers, supervisers and high potential future managers. It is delivered in partnership with Cranfield University, and forms part of our focus on training and development of Marine Assets & Operations people – both offshore and onshore.

Total Acergy Quality Leadership (TAQL)

Building a Total Quality culture is a differentiator that we believe will set Acergy apart from its peers and provide us with a commercial edge to achieve our vision: to be the acknowledged leader in seabed-to-surface engineering and construction.

We are aggressively attacking the cost of non quality across our business and actively engaging all our employees in a continuous improvement program through our TAQL initiative. We estimate the cost of non quality at as much as 5% of industry profits. Driving down this cost of non quality within Acergy should lead to improved profitability, better returns on capital, and significant benefits for our clients.

TAQL provides the mechanism for the identification of areas of improvement as well as the toolkit to deliver the change. All employees are encouraged to spot continuous improvement opportunities. To support their involvement to deliver the necessary changes to establish better working practices to reduce the occurrence and cost of non quality, a Total Quality infrastructure of over 100 trained TAQL advisers has been established.

With its foundation in place in 2006, we have worked hard to establish an enduring momentum to optimize the impact. As a result, at the end of fiscal year 2007, some 30% of our workforce has been directly involved in continuous improvement initiatives through TAQL projects, and this engagement will accelerate during fiscal year 2008.

As Total Quality gains further momentum, we expect to see significant emerging benefits in the short and medium term.

TAQL in action

In Marine Assets, the former structure for Remote Operations Vehicles (ROV) and their operational support spanned the regional operations department and Group asset development. As part of the focus of working as one group, key experts across the Group, such as regional operations, engineering, project management, and ROV tooling gathered together to establish the best way of approaching this challenge.

The outcome has been the creation of Acergy Remote Operations (ARO), an integrated ROV service department capable of supporting our global operations. Acergy is now better placed to deliver business-critical remote intervention.

As testement to the success of the new structure there has been a reduction in ROV breakdowns. This years figure is down from 3.2% in 2006, to a running total of 2.6% in 2007. An annual target has been set at <2.5%. Furthermore, with greater clarity in our development strategy, ARO has now developed and taken delivery of what is widely recognized as the most advanced ROV in the world, the ACV (Acergy Core Vehicle).

For more information visit: www.acergy-group.com

HSE&S in action

Acergy Legend exemplifies safe operations. Its management and crew reported a near-perfect safety record following twelve months of operations on the Greater Plutonio Project, in deepwater offshore Angola.

Since the vessel's workscope commenced on October 7, 2006 its crew has contributed 219,624 manhours towards Acergy's largest ever SURF project.

In that time, *Acergy Legend* has recorded a Days Away From Case rate of 0.08 and a Total Recordable Injuries rate of 0.7 – only two first-aid cases were recorded during the workscope.

In recognition of *Acergy Legend's* achievement, the vessel's Welfare Fund was awarded $24,706, as per the agreed Project Safety Incentive Scheme.

For more information visit: www.acergy-group.com

Health, Safety, Environment, and Security

The Acergy Health, Safety, Environment, and Security (HSE&S) philosophy is based on the international standards of OHSAS 18001 for occupational health and safety, ISO 14001 for environmental management, and international best practice and standards for security.

In our diverse, complex, and challenging industry we operate in a wide range of environments, and effective hazard management is essential.

This is supported by management commitment, personal accountability, training, fairness, and performance measurement. We are committed to preventing injuries, damage to the environment, and damage to or loss of property or equipment.

Fiscal year 2007 has seen intense operational activity during which we have increased the number of our employees significantly. There has been a considerable effort with respect to HSE&S inputs. We have continued to increase the number of safety observations cards completed, the number of management HSE&S visits conducted, and delivered Positive Attitude to Subsea Safety (PASS) behavioral modules to nearly 3,500 people.

During fiscal year 2007, our HSE&S statistics improved over fiscal year 2006 with a significant increase in the number of safety observations and management visits to offshore worksites and a continued focus on reducing incident frequency rates.

In fiscal year 2007, 20.4 million manhours were worked. In 2007, the DAFWC frequency rate of incidents was 0.12, compared to 0.08 in 2006 and an overall Group target of <0.1.

Looking forward, we continue to focus on getting the HSE&S basics right, as we believe it is paramount to look after our people, our assets, and consider the impact we have on the environments in which we work.

Number of safety observations

Everyone on an Acergy worksite is responsible for correcting unsafe behavior and for reporting unsafe conditions before they lead to harm or damage. We record the number of safety observations as a measure of employee HSE awareness. The monthly average number of safety observations in 2007 was 1,396, a 10% increase on 2006 observations.


18000
15000
12000
9000
6000
3000
0
year 2007 in total 16757
year 2006 in total 15243
year 2005 in total 11706
DEC JAN FEB MAR APR MAY JUN JUL AUG SEP OCT NOV

Source: Company

DAFWC frequency rate

The trend in the frequency rate of recorded days away from work cases (DAFWCs), as a results of accidents on Acergy worksites, is monitored to show actual safety performance.


0.4
0.3
0.2
0.1
0.0
The Days Away From Work Cases (DAFWC) frequency rate, is calculated as:
DAFWC Frequency =
Number of DAFWCs x 200,000
Number of Manhours
NOV 04 JAN 05 MAR 05 MAY 05 JUL 05 SEP 05 NOV 05 JAN 06 MAR 06 MAY 06 JUL 06 SEP 06 NOV 06 JAN 07 MAR 07 MAY 07 JUL 07 SEP 07 NOV 07

Source: Company

Chief Financial Officer's Report

"2007 was another year of significant progress. We delivered strong operational performance, which despite a few disappointments, is reflected by revenue and operating profit growth."



During 2007 we delivered revenue of $2.7 billion, an increase of 25% over 2006 and a compound annual growth of 34% over the past 4 years. Adjusted EBITDA[1] margin for the year was 16.5%, a small reduction compared to 2006 which is attributable to the additional provisions taken on the Mexilhão Trunkline Project in the fourth quarter.

Net operating revenue from continuing operations for the full year increased 25% to $2,663 million (2006: $2,124 million) primarily driven by SURF activity in West Africa and Brazil.

Gross profit increased 26% to $541 million (2006: $429 million) due to improved execution and strong contributions from major projects, including Greater Plutonio, Moho Bilondo, the CNR Frame Agreement, Tyrihans and Eldfisk, resulting in a stable gross margin percentage, despite the impact of the Mexilhão Trunkline Project.

Our share of net income from non-consolidated joint ventures decreased to $31 million (2006: $41 million). The major contributors were NKT Flexibles, the Subsea7 project JV and Seaway Heavy Lifting. The SapuraAcergy joint venture continued to incur losses.

[1] Adjusted EBITDA: The Group calculates Adjusted EBITDA from continuing operations (adjusted earnings before interest, income taxes, depreciation and amortisation) as net income from continuing operations plus interest, taxes, depreciation and amortisation and adjusted to exclude foreign currency exchange gains or losses, minority interests, impairment of long-lived tangible assets and gains or losses on disposal of subsidiaries and long-lived tangible assets. Adjusted EBITDA margin from continuing operations is defined as Adjusted EBITDA divided by net operating revenue from continuing operations. Management believes that Adjusted EBITDA and Adjusted EBITDA margin from continuing operations are important indicators of our operational strength and the performance of our business. Adjusted EBITDA and Adjusted EBITDA margin from continuing operations have not been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). These non-U.S. GAAP measures provide management with a meaningful comparison amongst our various regions, as it eliminates the effects of financing and depreciation. Adjusted EBITDA margin from continuing operations is also a useful ratio to compare our performance to our competitors and is widely used by shareholders and analysts following the Group's performance. Adjusted EBITDA and Adjusted EBITDA margin from continuing operations as presented by the Group may not be comparable to similarly titled measures reported by other companies. Such supplementary adjustments to EBITDA may not be in accordance with current practices or the rules and regulations adopted by the US Securities and Exchange Commission (the "SEC") that apply to reports filed under the Securities Exchange Act of 1934. Accordingly, the SEC may require that Adjusted EBITDA and Adjusted EBITDA margin from continuing operations be presented differently in filings made with the SEC than as presented in this release, or not be presented at all. Adjusted EBITDA and Adjusted EBITDA margin from continuing operations are not measures determined in accordance with U.S. GAAP and should not be considered as an alternative to, or more meaningful than, net income (as determined in accordance with U.S. GAAP), as a measure of the Group's operating results or cash flows from operations (as determined in accordance with U.S. GAAP) or as a measure of the Group's liquidity. The reconciliation of the Group's net income from continuing operations to Adjusted EBITDA from continuing operations is included in this release.

Selling, General and Administrative (SG&A) expenses increased 24% to $228 million (2006: $184 million) due to higher tendering costs reflecting the large volume of bids during the year, costs relating to the French tax audit and the FIN 48 style tax review (see Note 12 to The Consolidated Financial Statements).

Net operating income from continuing operations increased 24% to $357 million (2006: $287 million). This reflected higher gross profit and a $12 million gain on the sale of shallow water and diving assets in Asia and Middle East, partially offset by higher SG&A expenses and a lower contribution from non-consolidated joint ventures.

The Adjusted EBITDA margin from continuing operations for the year was 16.5% (2006:16.9%). Excluding the downgrade of the Mexilhão Trunkline Project the Adjusted EBITDA margin for the year would have been 17.5%.

The tax charge for the year was $200 million (2006: $74 million) including a substantial charge of $49 million in the fourth quarter relating to the revision of prior year tax positions on tax audit and in respect of the FIN 48 style tax review and an unacceptably high tax charge for continuing operations at 43%.

Net income from continuing operations was $148 million (2006: $221 million) reflecting the higher level of activity and strong project performance offset by the loss on the Mexilhão Trunkline Project and the higher tax charge. Net income from all operations was $154 million (2006: $237 million).

For the year we delivered $0.74 in EPS and the Board has resolved to recommend a 5% increase in the dividend to $0.21 per share.

Strong cash generation from operations was offset by planned capital expenditure at $246 million and increased returns to shareholders amounting to $147 million in the form of share buybacks and $37 million in the form of dividend.

Acergy Africa and Mediterranean – 2007 was a strong year for the region with record revenues driven by the successful delivery of the Greater Plutonio Project. Net operating revenue increased 34% to $1,398 million (2006: $1,046 million) driven by high activity levels and the strong revenue recognition of those projects in the installation phase. Net operating income increased 65% to $228 million (2006: $139 million). Other highlights include EPC2B, which made good progress on its expanded scope and *Polar Queen*, which commenced work on the installation phase of Moho Bilondo. All other major projects in West Africa progressed as planned. Commercial activity remains high with a number of contracts expected to be awarded during 2008, following the award of the Block 15 contract during the fourth quarter, and the PazFlor contract post fiscal year end.

Acergy Northern Europe and Canada – The effects of good activity levels and market conditions in the North Sea were capped by fewer Acergy assets operating in the region. Net operating revenue increased 10% to $908 million (2006: $827 million). The main project activity included the Tyrihans Project, work under the CNR and Statoil Hydro Frame Agreements, the Njord Gas export line and the Starling

Share and convertible note chart price


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CFO's Report

Project. Net operating income increased 5% to $129 million (2006: $123 million) reflecting the strong operational performance offset by the region's share of the loss arising from the Mexilhão Trunkline Project and the under utilization of *Acergy Piper*, which contributed to a small overall loss in the fourth quarter. The successful completion of a number of technically challenging projects including the Tampen Hot-Tap, H7 By-Pass and the Tyrihans Pipelay Programme, demonstrated the region's strong technical competence and project execution.

Acergy North America and Mexico – Net operating revenue from continuing operations was $3 million (2006: $38 million) as a result of the non availability of assets in the region during 2007. Project management and engineering support for the PRA-1 and Frade projects in Brazil continued. During the year the region had a net operating loss from continuing operations of $5 million (2006: net operating income of $3 million). In December 2007, the region was awarded its first ultra deepwater contract in the Gulf of Mexico; Perdido.

Acergy South America – Net operating revenue increased to $248 million (2006: $83 million). *Pertinacia* achieved 100% utilization following its delivery in the second quarter of 2007. The three ships on long term contracts to Petrobras performed strongly, achieving high utilization. The Frade SURF project commenced its early stages of engineering and planning, while the PRA-1 project neared completion. A net operating loss of $12 million (2006: net income of $5 million) reflected the reduced profitability of the *Acergy Harrier* contract due to thruster problems earlier in 2007 and the loss on the Mexilhão Trunkline Project, despite strong SURF activity levels.

Acergy Asia and Middle East – Net operating revenue fell 21% to $102 million (2006: $130 million) following the sale of the shallow water and diving assets in 2007. Net operating loss was $16 million (2006: $0.3 million) as the project portfolio was in the early stages of revenue recognition resulting in a significant under recovery of SG&A costs. The $12 million gain realised on the sale of the shallow water and diving assets was partially offset by the loss in the SapuraAcergy joint venture. Nevertheless, our SURF focused strategy is making good progress with the award of several important contracts during the year.

Non-consolidated joint ventures

The full year contribution was $31 million (2006: $41 million). NKT Flexibles and the Subsea7 project joint venture were major contributors. Despite the scheduled dry docking of *Stanislav Yudin* and mobilising to work for our joint venture partner at lower rates, the Seaway Heavy Lifting joint venture made a positive contribution. The SapuraAcergy joint venture incurred losses due to a $6 million loss on an interest rate swap not hedged in accordance with FAS133 and the absence of revenue prior to the delivery of the *Sapura 3000*.

Taxation

In 2007 the Group sustained a tax charge of $200 million arising from substantial provisions following revision of estimates relating to prior year tax positions and a high effective rate of tax attached to current activities, principally in the French based Africa and Mediterranean region.

In relation to the revision of estimates relating to prior year items the Group has provided $49 million for the potential impacts associated with ongoing tax audits and enquiries in several jurisdictions and with a Group-wide FIN 48 style tax review of uncertain tax positions. The most substantive element of this charge relates to ongoing audits in France.

These audits and enquiries are still ongoing and have not been finally resolved. The most significant of these is an ongoing French tax audit that has been previously disclosed. The outcomes of these audits and enquiries remain uncertain. Consequently, the Group has made a provision of $49 million in respect of tax audits and other uncertain tax positions reflecting the Group's view of the most likely outcomes. It is possible that the ultimate resolution of these matters could result in tax charges that are materially higher or lower than the $49 million the Group has provided.

The $49 million revision of estimates relates to the charge taken to the tax line in the Consolidated Statements of Operations. Additionally, amounts totalling $12 million relating to the tax audits and enquiries and the Group-wide review of uncertain tax positions have been charged to interest and operating expenses.

Excluding these adjustments, the Group has an effective tax rate in 2007 of 43%. Past contracts signed in the French based Africa and Mediterranean region were ineffectively applied so that they gave rise to unrelieved withholding tax payments in West Africa and high levels of taxable profit being earned in France, without the associated set-off of West African tax payments. During the fourth quarter of 2007 an increase in profits from the Africa and Mediterranean region, at high effective tax rates, and a reduction in profits from other Group operations, at lower effective tax rates, has therefore led to an increase in the overall effective rate of tax for the Group.

Recent contract awards for Block 15 and PazFlor have been contracted in the Africa and Mediterranean region under more effective contractual arrangements and are not expected to repeat the inefficiencies leading to the higher tax charge in this region in 2007.

Following the FIN 48 style tax review of our uncertain positions and the recently announced draft legislative changes to the application of the UK tonnage tax regime, the Group has accelerated the program, commenced in early 2007 to review, simplify and align our corporate and operating structure with the goal of delivering a competitive effective rate of tax during 2009.

Structured control environment
Operating within a well structured control environment remains of paramount importance. The quality of this environment was assessed, for the second year, under Section 404 of United States Sarbanes-Oxley Act of 2002. This assessment is based on the criteria for internal controls over financial reporting described in the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission.

We intend to maintain our focus on further improving the control environment within the business and we consider it to be a key pillar contributing to an appropriate financial strategy.

International Financial Reporting Standards
With effect from December 1, 2007 the Group will report in accordance with International Financial Reporting Standards (IFRS) rather than US GAAP. The accounts for fiscal year 2007, with comparative figures, will be re-stated under IFRS prior to release of the first quarter 2008 results.

Returns to shareholders
Since the commencement of the share repurchase program, announced in late 2006, the Company has repurchased $164 million of its stock, of which $147 million was repurchased in 2007. Acergy remains committed to the repurchase of stock when opportunities arise and the Company is free from insider restrictions.

Following shareholder approval, the Company paid its inaugral dividend of $0.20 per share in June 2007. In light of the full year results, the Board has resolved to recommend the payment of a $0.21 per share in 2008 subject to shareholder approval.



Stuart Jackson
Chief Financial Officer

Performance Review

Africa & Mediterranean





Olivier Carré VP Acergy Africa & Mediterranean

Olivier was appointed VP for AFMED in March 2007 and has full responsibility for commercial and operational activity in the region. He joined the Group in 1981 as a Project Engineer and has held a wealth of positions including Project Director on the Girassol SURF Project before becoming Regional Director for Projects and Operations in July 2003. Through his project and operations roles on large EPIC projects he has gained a strong competence in engineering, management, and operations, complementing his extensive knowledge of the region's markets and client understanding. He is a graduate of Ecole Spéciale des Travaux Publics and started his professional life as an engineer working with a Civil Engineering Company.

This segment comprises all activities within the Africa and the Mediterranean region. It operates fabrication yards in Nigeria and Angola and manages project-specific joint ventures. Its main office is based in Suresnes, France.

For fiscal year ended Nov. 30 (in $ millions)	2007	2006
Net operating revenue*	**1,398.4**	1,045.5
Operating expenses*	**(1,071.0)**	(827.9)
Income before income tax*	**194.0**	133.9

*Figures for continuing operations

53%

of total net operating revenue from continuing operations

Africa & Mediterranean

Greater Plutonio: In 2004, Acergy was awarded the contract for the engineering, procurement, fabrication, and installation of umbilicals, risers and flowlines on Block 18, the Greater Plutonio Field, in deepwater offshore Angola by BP Angola. This project represents the largest single contract in Acergy's history, with revenue in excess of $1 billion.

In addition to the 7.3 million manhours Acergy contributed, the project required high levels of technical innovation and saw the construction of a new assembly line at the SONAMET yard (a joint venture between Acergy and Sonangol) in Lobito, Angola. In total the project required 1,650 construction vessel days and installed 37,000T of manufactured steel and material on the seabed. Flowlines installed by *Acergy Polaris* accounted for 16,600T, the vast and innovative Riser Tower and its NKT flexibles to connect to the FPSO contributed another 6,000T, while the FPSO moorings accounted for 5,000T. First oil was achieved on behalf of the clients on October 1, 2007.

Net operating revenue was $1,398 million (2006: $1,046 million). This increase was primarily driven by the Greater Plutonio Project, the largest contract executed by the Group to date. This project completed its extensive offshore installation program during the fiscal year, which was performed to the client's satisfaction. SURF projects, such as Greater Plutonio, Moho Bilondo, and Kizomba C Mondo and Conventional projects such as EPC2B and OSO were the main contributors. Projects conducted by our SONAMET/Sonacergy joint venture in which we have a 55% interest, reported a 30% increase in net operating revenue primarily due to the Mafumeira project.

Operating expenses were $1,071 million (2006: $828 million). The increase reflects the high project activity during the fiscal year, offset by positive impacts related to *Acergy Polaris* due to increased utilization and settlements of insurance claims.

Income before income taxes was $194 million (2006: $134 million). The main reason for the improved result was strong performance of the region's projects, particularly Greater Plutonio, where approval of variation orders significantly affected the result. In addition, increased utilization of assets, mainly *Acergy Polaris,* improved the result. The result was adversely affected by professional fees in relation to the French tax audit.

Northern Europe & Canada





Øyvind Mikaelsen VP Acergy Northern Europe & Canada
Øyvind was appointed Regional VP for NEC in 2003 and has full responsibility for commercial and operational activity in the region. Øyvind holds a Master of Science degree from the University of Trondheim in Norway. He began his career as a Contracts Coordinator with Kvaerner followed by two years with Norske Shell as a Cost and Contracts Engineer. He joined Acergy in 1992 and has held positions in joint venture and contracts administration, project management, and sales and marketing. In 2001, he was appointed VP Subsea Construction product line – a job he held until his present appointment. Øyvind is a serving Director on the Board of the OLF, the Norwegian Oil Industry Association.

This segment comprises all activities in Northern Europe, Eastern Canada, Tunisia and Azerbaijan and manages the Acergy/Subsea7 joint venture operations. Its offices are based in Aberdeen, United Kingdom; Stavanger, Norway; St John's, Canada, and Moscow, Russia.

For fiscal year ended Nov. 30 (in $ millions)	2007	2006
Net operating revenue*	**907.8**	827.2
Operating expenses*	**(713.7)**	(663.5)
Income before income tax*	**153.7**	122.5

*Figures for continuing operations

34%

of total net operating revenue from continuing operations

Northern Europe & Canada

Tyrihans: Acergy was awarded a $90 million contract by StatoilHydro in January 2006. Situated in the Norwegian sector of the North Sea, the Tyrihans Field Development Project included the connection of four production templates to the Kristin platform. A 43km rigid 16/18 inch pipeline laid by *Acergy Piper* connected the wellheads to a flexible riser, which in turn tied-in the production pipeline on the seabed. A 10-inch gas injection pipeline, 42km in length, laid by *Acergy Falcon* links the Asgard platform to the field.

The project raised a number of challenges, especially in relation to the rigid pipeline, which required innovative modifications onboard *Acergy Piper*, as well as the use of a mechanically bonded pipe, known as Bubi pipe, which contained a 3mm stainless steel liner, piggybacked with a direct electrical heating cable. The subsea work which began in April 2007 was successfully completed in October 2007, ahead of schedule.

Net operating revenue was $908 million (2006: $828 million). The increase was mainly due to higher SURF activities generated from numerous projects such as CNR Frame Agreement, Njord Gas Export, Starling, Volund, Shell Hot Tap, and Tordis IOR, together with an increased contribution from Trunkline activities, generated from offshore execution of the Eldfisk and Tyrihans Projects.

Operating expenses were $714 million (2006: $664 million). The increase was mainly linked to high activity level for projects, but also more specifically to cost overruns on Njord Gas Export and Tyrihans Development and significant losses incurred on the Mexilhão Trunkline project, which was shared with Acergy South America. In addition, lower utilization of *Acergy Piper* compared to fiscal year 2006 led to increased operational expenses.

Income before income taxes was $154 million (2006: $123 million) due to improved results on projects such as Britannia Satellites, Dumbarton, CNR Frame and Eldfisk due to final client settlements and increased scope of work. These improvements were offset in part by cost overruns on projects such as Njord Gas Export, Tyrihans Development, and the Mexilhão Trunkline project, in addition to increased SG&A expenses.

North America & Mexico





Tony Duncan VP Acergy North America & Mexico

Tony joined Acergy as Regional VP for NAMEX in January 2006 and has full responsibility for commercial and operational activity in the region. Prior to joining Acergy, Tony was VP SURF in the Gulf of Mexico and Project Manager and Operations Manager in Aberdeen for Technip, which he joined in 1992. He has over 20 years experience in the marine and offshore industry. He started his career in the Merchant Navy as an Engineering Officer with Panocean Anco before moving on to Rockwater, Oceaneering, Stena Offshore, and CSO, as well as Stolt Comex Seaway. Tony has a post graduate degree in Offshore Engineering from RGIT and a Mechanical Engineering degree from Dundee College of Technology.

This segment includes activities in the United States, Mexico, Central America, and Western Canada and provides project management support for major projects executed in South America. Its office is in Houston, U.S.A.

For fiscal year ended Nov. 30 (in $ millions)	2007	2006
Net operating revenue*	**3.2**	38.0
Operating expenses*	**(3.2)**	(31.7)
Income (loss) before income tax*	**(5.2)**	2.8

*Figures for continuing operations

0.1%

of total net operating revenue from continuing operations

North America & Mexico

Perdido: Acergy was awarded the Perdido contract by Shell in the technically challenging ultra deepwater of the Gulf of Mexico in December 2007.

The contract is for the transport and installation of four dynamic and three static umbilicals, with associated flying leads and subsea hardware, in water depths up to 2,940 metres or 9,650 feet. The total umbilical length is approximately 60 kilometres or 37 miles. *Polar Queen* and *Acergy Eagle* will be used for the offshore installation.

The award of this contract reflects Acergy's decision to focus on the ultra deepwater developments in the Gulf of Mexico.

Net operating revenue was $3 million (2006: $38 million) mainly due to the lack of ship availability in 2007 compared to 2006 when *Acergy Hawk* was utilized on the Matterhorn project, which generated the majority of the net operating revenue in that year.

Operating expenses were $3 million (2006: $32 million). The decrease was directly linked to the significantly reduced net operating revenue as discussed above.

Losses before income taxes were $5 million (2006: income of $3 million). The deterioration was caused by lower margins on the projects executed during fiscal year 2007 compared to fiscal year 2006. Included in the segment's net income was a portion of the net income earned from the PRA-1 and Frade projects, which were shared with Acergy South America.

South America





Philippe Lamoure VP Acergy South America

Philippe was appointed VP for Acergy South America in 1995 and has full responsibility for commercial and operational activity in the region. Philippe, who has a degree in Commercial Business Administration, completed his military service in the French Navy as a diver, before moving into the commercial diving business in 1974. Since then he has held Operations Manager positions in Marseille and Rio de Janeiro, was Resident Manager in Tunisia and VP France, Africa and Middle East based in Marseille. He moved to Rio de Janeiro in 1995 to take on this position. In 1992 Philippe attended the Management Development Programme at Harvard Business School.

This segment includes all activities in South America and the islands of the southern Atlantic Ocean and has its office in Rio de Janeiro, Brazil. Its principal operating location is Macae, Brazil.

For fiscal year ended Nov. 30 (in $ millions)	2007	2006
Net operating revenue*	**247.9**	82.6
Operating expenses*	**(245.9)**	(68.7)
Income (loss) before income tax*	**(10.4)**	4.5

*Figures for continuing operations

9%

of total net operating revenue from continuing operations

South America

PRA-1 Tie-ins: Acergy was awarded the $145 million contract for Petrobras in 2006. Due for completion in the first quarter of 2008, this project represented the first SURF EPIC project for Acergy in Brazil.

The contract includes the tie-in of oil export pipelines from the Roncador, Marlim Sul, and Marlin Leste fields to the PRA-1 booster platform and for other associated tie-in work at two offloading buoys and a floating storage and offloading tanker.

Acergy North America and Mexico has provided engineering and project management support for this project as local EPIC SURF capabilities were being developed in Brazil.

Net operating revenue increased significantly to $248 million (2006: $83 million). The increase was attributable to the increased contribution from the SURF projects PRA-1 and Frade. In addition, the commencement of the engineering and procurement phase of Mexilhão, the first trunkline project for the region, and the start of the six year dayrate contract with *Pertinacia*, contributed to the significant increase in net operating revenue year-on-year.

Operating expenses were $246 million (2006: $69 million). The increase was mainly linked to full offshore operation of PRA-1, *Pertinacia* contract commencing at the end of second quarter, but also more specifically related to significant losses incurred on the Mexilhão Trunkline Project, which was shared with the Acergy Northern Europe and Canada region.

Losses before income taxes were $10 million (2006: income of $5 million). The SURF projects had positive contributions, but these were offset mainly due to losses on the Mexilhão Trunkline Project, but also by reduced profitability of *Acergy Harrier* project due to thruster problems.

With effect from January 1, 2008 Gilles Lafaye was appointed VP Acergy South America.

Asia & Middle East





Jeff Champion VP Acergy Asia & Middle East

Jeff was appointed Regional VP for AME in November 2004 and has full responsibility for commercial and operational activity in the region. Jeff was originally trained as a Quantity Surveyor in London, and moved into the oil and gas industry over 30 years ago. He worked with Shaw and Hatton International and Nortcrofts International prior to joining Comex in Marseille in 1988. He first moved to Acergy AME in 1989 where he was seconded to PT Komaritim as a Contracts Manager and, having held a variety of roles in the region, was appointed as Resident Manager for Asia Pacific in 1999. Jeff has had wide experience of both general and project management on behalf of clients and key contractors.

This segment includes all activities in Asia Pacific, India, and Middle East and includes the Malaysian joint venture SapuraAcergy with Sapura Crest Petroleum Berhad. It has its office in Singapore with satellite offices in Jakarta and Balikpapan, Indonesia and Perth, Australia.

For fiscal year ended Nov. 30 (in $ millions)	2007	2006
Net operating revenue*	**102.4**	129.8
Operating expenses*	**(101.1)**	(112.9)
Income / (loss) before income tax*	**(15.6)**	1.1

*Figures for continuing operations

4%

of total net operating revenue from continuing operations

Asia & Middle East

Dai Hung: In August 2007, Acergy completed its first EPIC contract in Vietnam, the Dai Hung project, on behalf of the Vietnamese National Oil Company, Petro Vietnam Exploration and Production (PVEP). The project included a significant amount of procurement, including flexibles and risers from NKT in Denmark and umbilicals from OMUS, which were transported on reels from the U.S.A. and Europe to Vietnam. The Mid Depth Buoys (MDBs) and gravity bases were fabricated in Malaysia and then shipped to Vietnam by dedicated cargo barges.

Acergy Hawk was deployed to service the contract due to the vessel's substantial deck space and heavy lifting capabilities. The project included the sinking of two 500T gravity bases and ballast blocks, following the deployment of two 120T MDBs. With safety paramount, 107,000 offshore and 54,000 onshore manhours were recorded on the project, which was completed with zero days away from work cases.

In line with our strategy to focus our business on developing globally our deepwater SURF capabilities, during fiscal year 2007 we sold our non-core shallow water and diving assets previously used for projects executed in Indonesia.

Net operating revenue decreased to $102 million (2006: $130 million) due primarily to reduced activity for IMR projects and the early stages on the SURF projects.

Operating expenses were $101 million (2006: $113 million). The reduction of operating expenses was primarily due to less IMR activity as a result of the sale of diving and shallow water assets, offset by increased operating expenses related to heavy construction and diving support ship *Toisa Proteus*, which joined the fleet during the second quarter.

Losses before income taxes were $16 million (2006: income of $1 million). The reduction was caused by losses from the non-consolidated joint venture SapuraAcergy due to a delay in the completion of *Sapura 3000* and losses on an interest rate swap not hedged in accordance with FAS133. In addition, the project portfolio was less profitable than the prior year due to operational problems and the early stage of SURF projects. These were partially offset by a $12 million gain on sale of Indonesian shallow water and diving assets.

Performance Review

Marine Assets



Brian Leith Vice President Marine Assets

As VP of Marine Assets, Brian is responsible for the Group's fleet of ships, barges, marine equipment, and associated personnel worldwide. His main business objectives are to ensure that the assets are run in a safe and efficient manner in support of projects, and to manage the development of marine crews and onshore support staff. Brian has a professional-training background as a marine civil engineer and entered the subsea oil and gas industry almost 25 years ago. He has held senior positions in Coflexip Stena Offshore, Haliburton Subsea and KCA Deutag before joining Acergy in 2003.

The Marine Assets Group is responsible for the crewing, safety, efficiency, effectiveness and integrity of the Group's ships, pipelay barges, equipment and remotely operated vehicles (ROVs) worldwide.

The asset development group manages new ship building and conversion projects. These include the conversion of *Polar Queen* and *Pertinacia*, *Sapura 3000* new build and *Acergy Viking*, *Toisa Proteus*, *Skandi Acergy*, and *Acergy Merlin* and the dry docking and upgrade of *Acergy Polaris*. These have been major capital expenditure projects during 2007.

The ship management group is responsible for maintaining the construction, pipelay, IMR, and survey ships around the world in good working order. This is a demanding task at times of high utilization such as is currently being experienced.

The mobile assets group (Construction) is responsible for the equipment that is mobilized on to our ships and barges to support specific construction and pipelay projects.

The mobile assets group (ROVs) is responsible for the ROV fleet, the tooling, equipment, and associated onshore support and offshore crews.

The financial results of the Marine Assets Group are reported in the individual geographic and corporate segments.



Corporate

This segment includes all activities that serve more than one segment; assets which have global mobility including construction and flowline lay support ships, ROVs, and other mobile assets that are not allocated to any one segment; management of offshore personnel; captive insurance activities; and management and corporate services provided for the benefit of all our businesses. It also includes the joint ventures NKT Flexibles and Seaway Heavy Lifting ('SHL'). Acergy's principal executive offices are located in Sunbury-on-Thames, United Kingdom.

Net operating revenue was $4 million (2006: $1 million) relating to increased revenue from external Acergy Corporate services.

Operating expenses for this segment reported an over-recovery of $13 million (2006: $10 million). The increase was mainly related to captive insurance activities and high utilization of mobile assets, offset by lower utilization of our vessels and higher cost of offshore personnel.

Income before income taxes was $31 million (2006: $30 million) which was related to the over-recoveries discussed above.

Board of Directors



Mark Woolveridge Chairman
A Non-executive Director since 1993, Mr Woolveridge served as Deputy Chairman from 2002 until appointed Chairman of the Board in February 2005. He has held a number of positions with BP since 1968, most recently serving as Chief Executive Officer of BP Engineering from 1989 until his retirement in 1992. He was a member of the Board of BP Oil Ltd. and his previous appointment was General Manager, Oil and Gas Developments, responsible for field development projects in the U.K. and Norwegian sectors of the North Sea. He holds a Master's degree from Cambridge University and is a Fellow of the Royal Academy of Engineering and of the Institute of Mechanical Engineers. Mr Woolveridge is a British citizen.



James B. Hurlock Deputy Chairman
Mr Hurlock is a retired partner from the law firm White & Case LLP and served as Chairman of its Management Committee from 1980 to 2000. He has been a Non-executive Director of the Company since 2002 and was appointed Deputy Chairman in February 2005. He is Chairman of the Governance and Nomination Committee and a member of the Audit Committee. He was Director of Northern Offshore Ltd. which during the 1970s operated diver lock-out submarines and provided other services to the offshore oil industry. He holds a BA degree from Princeton University, an MA in Jurisprudence from Oxford University and a JD from Harvard Law School. Mr Hurlock is a U.S. citizen.



Tom Ehret
Mr Ehret was appointed to the Board of Directors in November 2003, and has served in the position of Chief Executive Officer of the Company since March 2003. Previously he was Vice Chairman of the Management Board of Technip and President of its Offshore Branch. He was instrumental in the 1995 merger between Stena Offshore and Coflexip and negotiated the acquisition of this group by Technip, in 2002. Mr Ehret has worked in all the major disciplines, both technical and commercial, and has been a Project Manager, a New Product Development Manager, a Marketing and Sales Manager, Managing Director, COO and CEO and Executive Chairman. Mr Ehret is a French citizen.



J. Frithjof Skouveroe
Mr Skouveroe joined the Board in 1993. He is Chairman of the Compensation Committee, and a member of the Audit Committee. He has been in the offshore business since 1976. He was previously CEO of Stolt-Nielsen Seaway, a predecessor of the Company. Mr Skouveroe is the active owner of a group of companies operating within industrial and financial investment activities in Norway. He is the longest serving Board member. He has successfully participated in start-up of new ventures, in projects for turning around and growing companies in a variety of industries throughout his career. He has an MBA from INSEAD and an MSc from the Technical University of Norway. Mr Skouveroe is a Norwegian citizen.



George H. Doremus
Mr Doremus has been a Non-executive Director since June 2004. He is a member of both the Governance and Nomination Committee and the Compensation Committee. He currently serves as Chief Executive Officer of and has an equity position in Gulf Energy Technologies. Previously he was Executive Vice President, Oil and Gas Process International and President of Houston region operations for Aker Kvaerner ASA from 2001 to 2003. He worked at Parsons Corporation from 1991, most recently as Vice President and Manager of Eastern Hemisphere Projects and Middle East Operations, and held various positions at Atlantic Richfield Corporation and Exxon Corporation earlier in his career. Mr Doremus is a U.S. citizen.



Trond Ø. Westlie
Mr Westlie has been a Non-executive Director of the Company since June 2004 and is Chairman of the Audit Committee and a member of the Governance and Nomination Committee. He is Executive Vice President and Chief Financial Officer of the Telenor Group. He has previously been Group Executive Vice President and Chief Financial Officer of Aker Kvaerner ASA from 2002 to 2004; and Executive Vice President and Chief Financial Officer of Aker Maritime ASA from 2000 to 2002. He qualified as a State Authorised Public Auditor from Norges Handelshøyskole (the Norwegian School of Economics and Business Administration) and has served on numerous corporate boards. Mr Westlie is a Norwegian citizen.



Sir Peter Mason KBE
Sir Peter Mason brings extensive management and oil service sector experience, having served as Chief Executive for AMEC from 1996 until his retirement in September 2006. Prior management positions include Executive Director of BICC plc and Chairman and Chief Executive of Balfour Beatty. He was appointed a Non-executive Director of BAE Systems plc in January 2003 and joined the Board of the Olympic Delivery Authority (ODA) in a non-executive capacity in October 2006. He is a Fellow of the Institution of Civil Engineers and he holds a Bachelor of Sciences degree in Engineering. Sir Peter is a British citizen.

Corporate Management Team

Tom Ehret **Chief Executive Officer**
Tom Ehret joined Acergy as Chief Executive Officer in March 2003, having previously been Vice Chairman of the Management Board of Technip-Coflexip and President of its Offshore Branch. Tom has been in the offshore oil and gas business for over 30 years, having experience of working with Comex, FMC Corporation, Stena Offshore, Coflexip Stena and Technip and has managed companies for over 20 years during this period. Tom trained as a mechanical engineer, and started working as an R&D engineer before moving into project management. He has held a variety of positions, both technical and commercial, for several leading offshore engineering and construction companies. He speaks French, German and English and has worked in France, the U.S. and the U.K.



Stuart Jackson **Chief Financial Officer**
Stuart Jackson joined Acergy in April 2003 as Chief Financial Officer where he was immediately responsible for the financial restructuring of the Group. Before joining Acergy, Stuart was Managing Director of NRG Energy Inc's U.K. operations and completed a leveraged management buyout and restructuring of the principal businesses. He has previously headed trading, finance, commercial and HR functions in the power sector and spent 12 years in the oil and gas sector working with Marathon Oil and LASMO in London, North Africa and the Far East. Stuart is an honours graduate of Loughborough University of Technology and an FCMA.



Bruno Chabas **Chief Operating Officer**
Bruno Chabas was appointed Chief Operating Officer in October 2002, with responsibility for all the day-to-day commercial and operational activity of the five regions. Since joining the Group in 1992 Bruno has held various positions in the U.K., France and the U.S., latterly serving as Chief Financial Officer. He has seen the Group's rapid growth from the inside, having lived through all the major acquisitions. Bruno holds an MA in Economics from the University of Science at Aix-en-Provence and an MBA from Babson College in Massachusetts.



Jean-Luc Laloë **Corporate VP Strategic Planning**
Jean-Luc Laloë joined Acergy's Corporate Management Team in May 2003, bringing with him over 25 years of international experience in the offshore oil and gas construction industry. As Corporate VP Strategic Planning, Jean-Luc focuses on the development and management of the Group strategy and corporate planning, together with the possible associated strategic growth initiatives and M&A activities. Jean-Luc began his career as a naval architect. He has since held a wide variety of positions around the world with Stena Offshore, Coflexip Stena and latterly Technip, including Executive VP – North America; Managing Director – U.K.; VP Special Projects in Paris; CFO for Brazil; and VP Strategic Planning in Paris. Jean-Luc has a Masters degree in Aeronautical & Space Engineering.



Mark Preece **Corporate VP Business Development**
Mark Preece joined Acergy's Corporate Management Team in February 2004 as Corporate VP Business Development. Mark has extensive commercial, operations management and business development experience gained both in the U.K. and internationally. Previously he was Managing Director with Bibby Line Ltd and with Stena Offshore, Coflexip Stena and Technip where he was Managing Director, Canada and Caspian; Senior VP U.K. and International Business Development, and Board Member of Genesis Oil and Gas. In his earlier offshore career he was a Ship's Master and a Marine Superintendent. Mark is a Master Mariner with an MBA from Henley Management College.



Keith Tipson **Corporate VP Human Resources**
Keith Tipson joined Acergy's Corporate Management Team in November 2003 as Corporate VP Human Resources. Keith's role within the Corporate Management Team is to develop and implement the Group HR strategy and develop the global HR team. He has responsibility for resourcing, performance and reward, people development and internal communications. Keith's previous experience in the engineering project sector was with the Dowty Group and latterly with Alstom where he held the position of Senior Vice President Human Resources, Power Sector, based in Paris. Keith has a business degree from Thames Valley University, London and has worked in Belgium, France, Switzerland and the U.K.



Johan Rasmussen **Corporate VP and General Counsel**
Johan Rasmussen was appointed General Counsel to Acergy in 1996. Johan provides the essential ingredients of legal, contracting and risk management expertise to the Corporate Management Team and he is the functional head of the Group legal and contract support teams within the regions and businesses. He helps set quality standards, levels of resourcing and develops the team. Before joining Acergy in 1988, Johan worked within a subdivision of the Norwegian Ministry of Defence and was also a Deputy Judge for two years in Haugesund District Court. Johan has a Masters Degree in Law from the University of Oslo.



Allen Leatt **Chief Technology Officer**
Allen Leatt joined Acergy's Corporate Management Team in September 2003 as Chief Technology Officer. He is responsible for five functional activities across the Group: engineering, the existing fleet of marine assets, the development of additional marine assets for the fleet, supply chain management and the health, safety, environment and security function. Allen began his career in marine civil engineering with John Laing Construction for five years, and then spent six years at SubSea Offshore (now Subsea7) as a Project Engineer and Project Manager. He joined what is now Technip in 1988, where he held a number of management and executive positions, ultimately as Executive Vice President for the SURF Product Line based in Paris, before joining Acergy. Allen has a first class degree in Civil engineering, is a chartered civil engineer in the U.K. and holds an MBA.



Corporate Governance

"As a company incorporated in Luxembourg, and quoted on both the Oslo and NASDAQ stock exchanges, Acergy S.A. is subject to a number of different laws and regulations with respect to Corporate Governance. The Group is fully committed to achieving the highest Corporate Governance standards at all times. We believe the observance of those standards is in the best interest of all stakeholders. The term 'Group' refers to Acergy S.A. and its subsidiaries."

A key Corporate Governance activity undertaken by the Group continues to concern compliance with the provisions of Section 404 of the Sarbanes-Oxley Act of 2002, which is applicable to all companies listed on a U.S. stock exchange and enforced by the U.S. Securities and Exchange Commission (SEC).

The Group's management, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework, believes that as of November 30, 2007 the Group's internal control over financial reporting was effective.

Board of Directors' responsibilities

The Board of Directors is responsible for and committed to the maintenance of the highest standards of Corporate Governance throughout the Group. The table opposite provides details of the Group's assessment of independence of its current Directors, together with details of their membership of the various Board Committees and attendance record.

The quality of the Non-executive Directors, each of whom has a suitable background and relevant experience, ensures that they are able to challenge and to help decide on the overall strategic direction of the Group, approve the financial statements, acquisitions and disposals, and examine controls and review performance to ensure the maintenance of robust governance standards. The skills and experience of the Executive and Non-executive Directors on the Board help to ensure that the Board operates as a team.

The Board's Governance and Nomination Committee periodically reviews the composition of the Board to ensure that the shareholders elect a total number and balance of Directors that is appropriate in view of the size and complexity of the Group's operations. The Board is the principal decision making forum of the Group and exercizes overall control of the Group's affairs. Board meetings are held at least four times a year.

The Board of Directors is accountable for the proper stewardship of the Group's affairs, with the Non-executive Directors having a particular responsibility for ensuring that strategies proposed for the development of the businesses are critically reviewed. This ensures that the Board acts in the best long-term interest of shareholders, takes account of the wider community of interests represented by employees, clients and suppliers, as well as broader social, environmental, and ethical interests.

The membership of the Board Subcommittees, with effect from December 1, 2007, will be:

Audit Committee – T. Westlie (Chairman), G. Doremus, J. B. Hurlock, and J. F. Skouveroe.

Compensation Committee – Sir Peter Mason (Chairman), G. Doremus, and T. Westlie.

Governance & Nomination Committee – M. Woolveridge (Chairman), J. B. Hurlock, Sir Peter Mason, and J. F. Skouveroe.

Committees

Audit Committee Terms of Reference

This Committee has three independent Non-executive Directors and meets at least four times per year. The Committee is responsible for appointing the Independent Registered Public Accounting Firm, approving its fees, monitoring internal controls throughout the Group, approving the Group's accounting policies, and reviewing the quarterly and annual financial statements. A full copy of the Audit Committee Terms of Reference is available to download from the Group's website www.acergy-group.com.

Governance and Nomination Committee Charter

This Committee has four independent Non-executive Directors and is responsible for defining the qualifications for candidates for Director positions, evaluating qualified candidates, recommending candidates to the Board for election as Directors, and proposing a number of Directors for election by stockholders at each Annual General Meeting. The Committee considers matters of Corporate Governance and establishes and reviews Corporate Governance guidelines. A full copy of the Governance and Nomination Committee Charter is available to download from the Group's website www.acergy-group.com.

Compensation Committee Terms of Reference

This Committee has two independent Non-executive Directors; the Committee's primary role is to review and recommend to the Board compensation strategy and compensation awards. A full copy of the Compensation Committee Terms of Reference is available to download from the Group's website www.acergy-group.com.

Corporate Governance

Committee membership

for the year ended November 30, 2007.

	Number of Years on the Board	Independent	Audit Committee	Governance and Nomination Committee	Compensation Committee
Mr Mark Woolveridge (Chairman)	14	Yes	No	No	No
Mr James B. Hurlock (Deputy Chairman)	5	Yes[a]	Yes	Chairman	No
Mr Trond Ø. Westlie	3	Yes	Chairman	Yes	No
Mr J. Frithjof Skouverøe	14	Yes	Yes	No	Chairman
Mr George Doremus	3	Yes	No	Yes	Yes
Sir Peter Mason	1	Yes	No	Yes	No
Mr Tom Ehret (Executive)	4	No	No	No	No

(a) For the purpose of the NASDAQ Marketplace Rules, Mr Hurlock is not considered an 'independent director' for part of fiscal year 2004, although he would meet the criteria for independence under Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended. Please refer to the Annual Report on 20-F for fiscal year 2004 filed with the Securities and Exchange Commission.

The Corporate Management Team comprises the Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, and the heads of all key Group functions. The Team meets on a regular basis to ensure appropriate control and management of day-to-day business matters. The Board delegates day-to-day and business control matters to the Chief Executive who, with the Corporate Management Team, is responsible for implementing Group policy and monitoring the performance of the business.

In December 2007, the Board announced that Tom Ehret, Chief Executive Officer since March 2003, would retire during 2008. External recruitment consultants have been retained by the Board to lead the search for a new Chief Executive Officer. Internal and external candidates have been considered and the Board will make a further announcement on this matter in due course.

Committee meetings

	Board of Directors	Audit Committee	Governance and Nomination Committee	Compensation Committee
2007 Meetings	7	4	4	4
Mr Mark Woolveridge (Chairman)	7			
Mr James B. Hurlock (Deputy Chairman)	5	4	4	
Mr Trond Ø. Westlie	7	4	4	
Mr J. Frithjof Skouverøe	6	3		4
Mr George Doremus	6		4	4
Mr Haakon Lorentzen	7			
Sir Peter Mason	7			
Mr Tom Ehret (Executive)	7			

Code of Ethics

Acergy has adopted a Code of Business Conduct applicable to all Directors, employees, and officers, which also constitutes the Code of Ethics applicable to our Chief Executive Officer, Chief Financial Officer, Controller, and persons performing similar functions, in accordance with the Sarbanes-Oxley Act of 2002 and the applicable laws, rules and regulations of the Securities Exchange Commission and the NASDAQ National Market.

Management's Discussion and Analysis

Management's Discussion and Analysis

"Fiscal year 2007 saw significant revenue and margin growth with increased returns to shareholders."

Stuart Jackson Chief Financial Officer

Executive summary

The Group

We are a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments.

Net income and results

The business strategy we implemented in 2003 to turn the Group around has continued to deliver strong operational results in terms of revenue and margin growth for fiscal year 2007. Operational performance however has been tempered by a provision for re-estimated prior period taxes and a higher than expected effective tax rate.

Continuing operations

Fiscal year 2007 was a year of continuing operational success building on the improvements experienced in fiscal year 2006. Our net operating revenue increased to $2,663.4 million in fiscal year 2007, an improvement of $539.2 million or 25% compared to $2,124.2 million in fiscal year 2006, reflecting execution of our increasing backlog. The increase in revenue was primarily driven by higher activity in Subsea construction, Umbilicals, Risers and Flowlines ('SURF'), up $548.9 million, or 40% over fiscal year 2006.

Net income before income taxes in fiscal year 2007 increased to $347.6 million, an improvement of $53.1 million or 18% compared to $294.5 million in fiscal year 2006. Overall operational performance remained strong due to improved on-going contract management and successful project execution, with the exception of the Mexilhao Trunkline project managed jointly by Acergy South America and Acergy Northern Europe and Canada, which incurred local contractor cost overruns. The solid operational performance was partially offset by a reduction in net income contributed from our joint venture operations. It also included an aggregate positive impact of $127.9 million attributable to variation orders, claims and other changes in estimates on major projects and a gain on the disposal of long-lived tangible assets and subsidiaries of $12.2 million.

Net income in fiscal year 2007 saw a 33% reduction to $147.7 million compared to $220.9 million in fiscal year 2006. The reduction includes the impact of a full year tax charge of $199.9 million. The increased tax charge reflected a $49 million provision for re-estimated prior period taxes and a high effective rate of tax on current activities, principally in Acergy Africa and Mediterranean where net income fell 53% compared to fiscal year 2006. The charge for prior period taxes relates to ongoing tax audits and enquires in a number of jurisdictions and our internal reassessment of uncertain tax positions. Refer Note 12 'Income tax' to the Consolidated Financial Statements.

As at November 30, 2007 our backlog for execution in fiscal year 2008 comprised of 74% SURF projects including Block 15, Tombua Landana and Kizomba C Saxi Batuque offshore Angola, Pertinacia (long-term day rate contract) and Frade offshore Brazil and Volund offshore Norway. Net operating revenue and backlog continued to reflect high levels of SURF work, thus in line with our 2003 commitment to re-focus the Group on this activity.

Net operating revenue in fiscal year 2006 was $2,124.2 million, an increase of $640.9 million or 43%, compared to net operating revenue of $1,483.3 million in fiscal year 2005 mainly attributable to SURF activity experiencing a 73% growth over fiscal year 2005.

Net income in fiscal year 2006 of $220.9 million was an increase of $114.5 million compared to $106.4 million in fiscal year 2005 due to an overall result of favorable contract settlements and improved contract management on new projects. The increase also included an aggregate positive impact of $74.2 million attributable to variation orders, claims and other changes in estimates on major projects, a charge of $2.1 million for impairment of long-lived tangible assets, a gain on the disposal of long-lived tangible assets and subsidiaries of $3.9 million.

Discontinued operations

Following the decision in fiscal year 2005 to re-focus Acergy North America and Mexico operations on SURF activities and the sale of Inspection, Maintenance and Repair ('IMR') and Conventional assets to Cal Dive International, Inc. ('Cal Dive'), in fiscal years 2005 and 2006 our discontinued operations ended in fiscal year 2007.

Discontinued operations in Acergy North America and Mexico for fiscal year 2007 generated $16.9 million of net operating revenue and $5.9 million of net income. Net income from discontinued operations comprised $5.9 million of gains in relation to execution of work in Trinidad and Tobago.

Discontinued operations in Acergy North America and Mexico for fiscal year 2006 generated $66.6 million of net operating revenue and $15.8 million of net income. Net income comprised $19.3 million of losses in relation to execution of work in Trinidad and Tobago and a $35.1 million gain on the sale of *DLB 801* and *Seaway Kestrel* to Cal Dive.

Net income from discontinued operations in Acergy North America and Mexico for fiscal year 2005 was $33.1 million, made up of $6.0 million generated by Hurricanes Rita and Katrina repair work and a $27.1 million gain on disposal of the segment's shallow water operations to Cal Dive.

Investment

To develop SURF activity in our business, and add capability, capacity and flexibility, we launched in fiscal year 2005 an asset upgrade and rejuvenation program. In 2008 this program will result in the delivery of the new build *Sapura 3000*, *Acergy Viking* and *Skandi Acergy* ships. In the beginning of fiscal year 2009, the new build ship *Acergy Merlin* is expected to be delivered. In addition, in fiscal year 2007 a new joint venture Acergy Havila Limited was set up to construct a "state of the art" dive support ship. Delivery is expected in 2010.

Financial strategy

Strong global energy demand together with limited excess oil and gas production capacity and correspondingly high commodity prices have driven a sustained improvement in the oil and gas service sector. We therefore expect a steady growth in the core markets in which we operate.

We believe our fiscal year 2007 financial results and the expected market outlook for the medium term in our sector will provide our business with opportunities to grow. Our focus in fiscal year 2007 was to continue to implement a structured control environment and to develop our capital structure so as to ensure our financial strategy was fully aligned with our business strategy. Our focus in 2008 will be to expand on this concept through the review of our corporate and entity structure.

- *Structured control environment*

Our management has provided its assessment of the effectiveness of our internal controls over financial reporting as at November 30, 2007, pursuant to Section 404 of United States ('US') Sarbanes-Oxley Act of 2002 and in accordance with the rules and regulations of the US Securities and Exchange Commission ('SEC'). This assessment is based on the criteria for internal controls over financial reporting described in the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ('COSO').

Management is of the opinion that, as at November 30, 2007 our internal control over financial reporting was effective based on those criteria. Disclosure relating to our internal control over financial reporting, management's report on internal control over financial reporting, as well as an attestation report from our independent registered public accounting firm will be included in our Annual Report on Form 20-F for fiscal year 2007, which will be filed with the SEC. We intend to maintain our focus on improving the control environment within the business and we consider it to be a key pillar contributing to an appropriate financial strategy.

- *Developing our capital structure*

A key consideration in our financial strategy was an assessment and development of an appropriate balance sheet. Given our long-term investment horizon but more limited revenue horizon it is appropriate that if leverage is to be introduced it is done so in a controlled and well measured fashion. In this regard the Board has approved a policy based on the level of debt and the ability to service debt as key measures for considering investment opportunities.

On August 10, 2006 we completed a substantial amendment of the existing syndicated bank facilities held with a core group of eight banks, increasing the committed amount from $350 million to $400 million. The amendments include market standard terms, improved pricing and an extended maturity. It also simplified the covenant structure, placed the facilities on an unsecured basis and removed restrictions on other sources of indebtedness.

On October 11, 2006 we completed an offering of $500 million in aggregate principal amount of convertible notes ('convertible notes') due in 2013. The convertible notes are convertible into our common shares, have a fixed annual interest rate of 2.25% and an initial conversion price of $24.05 per common share, representing a conversion premium of 43% to the US dollar-equivalent of the volume weighted average share price during the marketing period of the convertible notes. The conversion price was subsequently revised to $23.80 on May 31, 2007, following the payment of a dividend. The convertible notes are listed and traded on the Euro MTF Market of the Luxembourg Stock Exchange.

The proceeds are being used to fund further upgrading and rejuvenation of our fleet, to provide a platform to support growth initiatives and to repurchase issued share capital in fiscal year 2008 for a maximum aggregate consideration of $300 million in total.

- *Returns to shareholders*

Following the issuance of the convertible notes we commenced our share repurchase program as announced on September 11, 2006 and have continued with this program through fiscal year 2007 and into fiscal year 2008 as part of our strategy to reshape our Group capital structure. As a result of this program and the payment during fiscal year 2007 of a dividend of 20 cents per share, the Company has returned $184.3 million or 5% of market capitalization at November 30, 2006 in fiscal year 2007 compared to $16.5 million or 1% in fiscal year 2006.

In line with the results published for fiscal year 2007 and for the second successive year, our Board has resolved to recommend the payment of a dividend during fiscal year 2008 of 21 cents a share, an increase of 1 cent per share or 5% compared to fiscal year 2007, subject to shareholder approval at the annual general meeting. This reflects our continuing confidence in the future of our sector.

- *Corporate and entity structure review*

We have commenced a review of our corporate and entity structure to ensure our financial structure is aligned with operational management. The goal is to simplify our entity structure and processes, ensure effective control of financial risk including the delivery of a market competitive effective tax rate and ensuring financial entity responsibility is aligned with operational responsibility. Implementation of the review is expected to occur in fiscal year 2008.

Outlook

To take advantage of the currently favorable market conditions we have increased our asset upgrade and rejuvenation program to expand our capabilities, capacity and flexibility. We have planned capital expenditure and equity investments for fiscal year 2008 of approximately $250 million, compared to $246 million in fiscal year 2007, of which $120 million is expected to be allocated to maintenance of existing capacity levels and approximately $130 million to support growth initiatives.

As at November 30, 2007 our backlog for continuing operations was $3.2 billion, of which $2.2 billion is expected to be executed in fiscal year 2008. This compared to a backlog at November 30, 2006 of $2.6 billion, of which $1.7 billion was for fiscal year 2007.

The Group expects our fiscal year 2008 net operating revenue from continuing operations to be approximately $3.0 billion generating margins at least as strong as fiscal year 2007 results with the focus on executing our projects in-hand, developing our engineering capabilities and investing in our workforce.

Critical accounting policies

Significant accounting policies are described in Note 2 'Accounting policies' to the Consolidated Financial Statements. The preparation of financial statements requires management to make estimates and judgments that affect the amounts reported in our financial statements and accompanying notes. Estimates are based on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Management has identified the following policies as critical because they may involve a high degree of judgment and complexity.

Project accounting – revenue recognition and the use of the 'percentage-of-completion' accounting method

Substantially all of our projects are accounted for using the percentage-of-completion method, which is standard for our industry. Under the percentage-of-completion method, estimated contract revenues are accrued based on the ratio of costs incurred to date, to the total estimated costs, taking into account the level of physical completion. Estimated contract losses are recognized in full when determined. Contract revenues and total cost estimates are reviewed and revised periodically as work progresses and as variation orders are approved. Adjustments based on the percentage-of-completion method are reflected in contract revenues in the reporting period. To the extent that these adjustments result in a reduction or elimination of previously reported contract revenues or costs, we recognize a charge or credit against current earnings; amounts in prior periods are not restated. Such a charge may be significant depending on the size of the project or the adjustment. Additional information that enhances and refines the estimating process is often obtained after the balance sheet date but before the issuance of the financial statements. Such late information results in an adjustment of the financial statements unless the events occurring after the balance sheet date are outside the normal exposure and risk aspects of the contract.

The percentage-of-completion method requires us to make reasonably dependable estimates of progress toward completion of contracts and contract revenues and contract costs. We believe we assess our business risks in a manner that allows us to evaluate the outcomes of our projects for purposes of making reasonably dependable estimates. Often the outcome of a project is more favorable than originally expected, due to increase of scope or efficiencies achieved during execution. Nevertheless, our business risks have involved, and will continue to involve, unforeseen difficulties including weather, economic instability, labor strikes, localized civil unrest, and engineering and logistical changes, particularly in major projects. We do not believe our business is subject to the types of inherent hazards, conditions or external factors that raise questions about contract estimates and about the ability of either the contractor or client to perform its obligations as described in AICPA Statement of Position ('SOP') No. 81-1 'Accounting for Performance of Construction-Type and Certain Production-Type Contracts', that would indicate that the use of the percentage-of-completion method is not preferable.

If we were unable to make reasonably dependable estimates, we would be obliged to use the 'zero-estimate-of-profit' method or the 'completed-contract' method. Under the zero-estimate-of-profit method, we would not recognize any profit before a contract is completed. Under the completed-contract method, all costs, revenues and profits are accumulated in the balance sheet accounts until project completion. Under both of these methods, we would not recognize project profits until project completion, but would recognize a project loss as soon as the loss became evident. If we are unable to continue to use the percentage-of-completion method of accounting, our current earnings may be materially adversely impacted.

Project accounting – revenue recognition on variation orders and claims

A major portion of our revenue is billed under fixed-price contracts. Due to the nature of the services performed, variation orders and claims are commonly billed to clients in the normal course of business and are recognized as contract revenue where recovery is probable and can be reasonably estimated. In situations where a variation order has been agreed as to scope but not price, the amount recognized as revenue is limited to the costs incurred unless realization of any excess above that amount is assured beyond a reasonable doubt. In addition, some contracts contain incentive provisions based on performance in relation to established targets, which are recognized in the contract estimates when the targets are achieved.

As at November 30, 2007 $2.6 million (2006: $nil) of revenue relating to unagreed claims or disputed receivables was included in reported revenue and receivables that has not been subsequently collected in full.

Long-lived tangible assets and other intangible assets

This subject is included under 'Critical accounting policies' due to the qualitative factors involved in determining fair values and preparing cash flow projections for assets with impairment issues and because of the large net book value of such assets.

Long-lived tangible assets are recorded at cost, and depreciation is recorded on a straight-line basis over the useful lives of the assets, except for ships, which are considered to have a residual value of 10% of the acquisition cost. Management uses its experience to estimate the remaining useful life of an asset, particularly when it has been upgraded.

In accordance with SFAS No. 144 'Accounting for the Impairment or Disposal of Long-lived Assets', long-lived tangible assets, and other intangible assets subject to amortization, are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, we estimate the future cash flows expected to result from the use of the asset and its eventual disposal. If the undiscounted future cash flow is less than the carrying amount of the asset, the asset is deemed impaired. The amount of the impairment is measured as the difference between the carrying value and the fair value of the asset. The fair value is determined either through the use of an external valuation, or by means of an analysis of future cash flows on the basis of expected utilization and daily charge-out rates. Where cash flow forecasts are used, any impairment charge is measured by comparing the carrying value of the asset against the net present value of future cash flows, discounted using our weighted average cost of capital.

Management's judgment is required to determine the appropriate business assumptions to be used in forecasting future cash flows. When we record an impairment charge, this creates a new cost base for the assets that have been impaired. The Group has discussed specific impairment charges recorded in 'Consolidated results – continuing operations – impairment of long-lived tangible assets'.

In addition, management's judgment is required in applying the criteria for classifying assets held for sale as specified in paragraph 30 of SFAS No. 144. In particular, management is required to assess whether or not it is probable that the sale will be completed within one year, by carefully evaluating the status of negotiations with potential purchasers of each business and asset. Assets held for sale are valued at the lower of carrying amount and fair value, less the cost to sell. Where fair value less costs to sell is lower than the cost, we record an impairment charge for the difference.

Impairment of investments in and advances to non-consolidated joint ventures

Investments in non-consolidated joint ventures are reviewed periodically to assess whether there is a other than temporary decline in the carrying value of the investment. We consider, among other things, whether or not we are able to recover the carrying value of the investment and whether or not the investee's ability to sustain an earnings capacity would justify the carrying value of the investment. A provision is made against non-collectibility of loans and advances made to non-consolidated joint ventures when it is probable that we will be unable to collect all amounts due according to the contractual terms of the agreement under SFAS No. 114 'Accounting by Creditors for Impairment of a Loan'.

Recognition of provisions for contingencies

The Group, is subject to various claims, suits and complaints involving, among other things, clients, subcontractors, employees, and tax authorities in the ordinary course of business. Management in consultation with internal and external advisers, will provide for a contingent loss in the financial statements if information available prior to issuance of the financial statements indicates that it is probable that a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. In accordance with SFAS No. 5 'Accounting for Contingencies', as interpreted by Financial Accounting Standards Board Interpretation No. 14 'Reasonable Estimation of the Amount of a Loss', if we have determined that the reasonable estimate of the loss is a range and that there is no best estimate within the range, we will provide for the lower amount of the range. The provision is subject to uncertainty and no assurance can be given that the amount provided in the financial statements is the amount that will be ultimately settled. If the provision proves not to be sufficient, our results may be adversely affected. The notable legal claims made against us are discussed in Note 25 'Commitments and contingencies' to the Consolidated Financial Statements and are summarized in 'Legal, regulatory and insurance matters' below.

Warranty costs for arising in relation to our long-term contracts are provided if they qualify for recognition in accordance with SFAS No. 5, as detailed above. At the conclusion of each project, an assessment is made of the areas where potential claims may arise under the contract warranty clauses. Where a specific risk is identified and the potential for a claim is assessed as probable, an appropriate warranty provision is recorded. This judgment requires a high level of experience. Warranty provisions are eliminated at the end of the warranty period except where warranty claims are still outstanding. There were no significant warranty provisions recorded as at November 30, 2007.

Income taxes

Income taxes are accounted for in accordance with SFAS No.109 'Accounting for Income Taxes'. This standard requires that deferred tax assets and liabilities be recognized, based on the differences between the financial reporting and tax basis of assets and liabilities and measured by applying enacted tax rates and laws to taxable years in which such differences are expected to reverse. The Group determined deferred tax assets for each tax-paying entity or group of entities that are consolidated for tax purposes. A valuation allowance is established to reduce the deferred tax assets to the amount that we believe, based upon all available evidence, is more likely than not to be realized. In determining the valuation allowance, management considers forecasts of future taxable income, the future reversals of existing temporary taxable differences and whether future tax benefits carried forward in tax returns will ultimately be permitted as tax deductible by the relevant taxing authority. Ultimately we need to generate taxable income in the jurisdiction where we have deferred tax assets. As the estimates and judgments include some degree of uncertainty, changes in the assumptions could require management to adjust valuation allowances.

The Group operate in many countries and are therefore subject to the jurisdiction of numerous tax authorities, as well as cross-border tax treaties concluded between governments. Our operations in these countries are taxed on different bases: net profit, deemed profit (generally based on the turnover) and withholding taxes based on turnover. We determine our tax provision based on our interpretation of enacted tax laws and existing practices, and use assumptions regarding the tax deductibility of items and the recognition of revenue. Changes in these assumptions could have an impact on the amount of income taxes that we provide for in any given year.

In the normal course of our business our tax filings become subject to enquiry and audit by the tax authorities in jurisdictions where we have operations. The enquiries may result in additional tax assessments, which we aim to resolve through an administrative process with tax authorities and failing that through a judicial process. Forecasting the ultimate outcome includes significant uncertainty.

Management has established internal procedures to regularly review the status of disputed tax assessments and other uncertain tax positions, and utilizes such information to determine the range of likely outcomes and establish tax provisions for the most probable outcome. Notwithstanding this, the possibility exists that the amounts of taxes finally agreed could differ from that which has been accrued. In addition we have, under the guidance in SFAS No. 5 'Accounting for Contingencies' provided for taxes in situations where tax assessments have not been received, but where it is probable that the tax ultimately payable will be in excess of that filed in tax returns. Such instances can arise where the auditors or representatives of the local tax authorities disagree with our interpretation of the applicable taxation law and practice.

Refer Note 12 'Income tax' to the Consolidated Financial Statements for details of all the factors that have been considered and evaluated in calculating the fiscal year 2007 income tax provision.

Accounting for derivatives
Foreign exchange derivative instruments are designated as hedging instruments under SFAS No. 133 'Accounting for Derivative Instruments and Hedging Activities' in procedurally defined circumstances where we both qualify for hedge accounting and where the potential benefits of application of hedge accounting are believed to outweigh the related compliance cost. The use of cash flow hedge accounting under this standard requires gains and losses resulting from changes in the market value of derivative contracts to be deferred in our financial accounts until such time as the underlying hedged transaction affects earnings. It also requires management to ensure that adequate documentation is in place at the inception of the hedging relationship to support its treatment as an effective hedge for an underlying business transaction. The judgment of management is required to estimate the fair value of instruments that have no quoted market prices, and to forecast the probable date and value of the underlying hedged transaction.

Certain forward currency contracts entered into during fiscal year 2007 have been designated as accounting hedges in accordance with SFAS No. 133. The impact of hedge accounting for such instruments is detailed in Note 26 'Financial instruments' to the Consolidated Financial Statements.

Employee stock plans
Share-based compensation is accounted for in accordance with SFAS No.123 (revised 2004) 'Share-Based Payments' ('SFAS No.123(R)'). Compensation expense is based on the fair value of an award at the date of grant and is recognized over the requisite service period using the graded vesting attribution method. The determination of the grant date of all options is based on the date of approval by the Compensation Committee. Compensation expense is recognized for plans with performance conditions if achievement of those conditions is probable, and is charged using the graded vesting attribution method, except for options granted under the Senior Management Incentive Plan ('SMIP'), which are charged on a straight-line basis.

Prior to the adoption of SFAS No.123(R), stock options were accounted for by using the intrinsic-value method prescribed in Accounting Principles Board Opinion No. 25 'Accounting for Stock Issued to Employees' ('APB No. 25'). Accordingly, compensation costs of stock options were measured as the excess, if any, of the quoted market price of our stock at the measurement date over the option exercise price and were charged to operations over the vesting period using the graded vesting attribution method. For plans where the measurement date occurred after the grant date, referred to as variable plans, compensation cost was prior to December 1, 2005 remeasured on the basis of the current market value of our stock at the end of each reporting period for the periods prior to adoption of SFAS No. 123(R). For all periods presented here compensation expense is recognized for variable plans with performance conditions if achievement of those conditions becomes probable.

Factors affecting our business segment results
Business environment
The market for our services depends upon the success of exploration and the level of investment in offshore exploration and production by the major oil companies. Such investment is cyclical in nature. Following a period of increasing oil prices in recent years, there has been a progressive increase in investment in offshore exploration and production by the major oil companies and we expect to see a continued expansion of demand in fiscal year 2008 for our services. This trend is evident in the higher number of invitations to tender received by us, as well as the increasing level of our order backlog.

Seasonality
A significant portion of our revenue is generated from work performed in the North Sea. Adverse weather conditions during the winter months in this region usually result in low levels of activity, although this is less apparent than in the past due to technological advances. Further, around offshore West Africa, where we also generate a significant portion of our revenue, optimal weather conditions exist from October to April, and most offshore operations are scheduled for that period. Therefore full-year results are not likely to be a direct multiple of any particular quarter or combination of quarters. Additionally, during certain periods of the year, we may be affected by delays caused by adverse weather conditions such as hurricanes or tropical storms. During periods of curtailed activity due to adverse weather conditions, we continue to incur operating expenses, but revenues from operations are only recognized in line with the percentage-of-completion method.

In fiscal year 2005, some flooding and wind damage was caused to our onshore facilities in the vicinity of New Orleans, Louisiana, by hurricanes Rita and Katrina, but we promptly rectified this and submitted claims for reimbursement from our insurers, which were received in the first quarter of fiscal year 2006.

Ship utilization
The results are materially affected by our ability to optimize the utilization of our ships in order to earn revenues. The following table sets forth the average ship utilization by year for our fleet of dynamically positioned deepwater and heavy construction ships, light construction and survey ships, and trunkline barges and anchor ships. The utilization rate is calculated by dividing the total number of days for which the ships were engaged in project-related work by 350 days annually, expressed as a percentage. The remaining 15 days are attributable to routine maintenance.

Utilization rate

(excluding discontinued operations) For fiscal year	2007 %	2006 %	2005 %
Deepwater and heavy construction ships	**86**	89	79
Light construction and survey ships	**96**	90	86
Trunkline barges and anchor ships	**67**	73	63

The overall level of ship utilization for fiscal year 2007 was slightly reduced compared to fiscal year 2006.

The utilization of deepwater and heavy construction ships decreased in fiscal year 2007 as compared to fiscal year 2006. *Acergy Harrier*, working on a long-term day rate contract in South America, had lower utilization in fiscal year 2007 due to thruster problems. *Acergy Falcon* also had less utilization mainly due to a scheduled dry-docking during the first quarter. *Acergy Discovery*, however, achieved significantly higher utilization than the prior fiscal year as it was working on the PRA-1 project for most of the year. *Acergy Osprey* also had an increased utilization level, being fully occupied on Acergy Northern Europe and Canada projects during fiscal year 2007.

Utilization of light construction and survey ships increased in fiscal year 2007 compared to fiscal year 2006, mainly due to *Acergy Legend* being fully utilized on the Greater Plutonio project.

Compared to fiscal year 2006, the utilization of trunkline barges and anchor ships reduced in fiscal year 2007. *Acergy Orion* had lower utilization as a consequence of a scheduled dry-dock being performed during the last quarter of fiscal year 2007. *Acergy Piper* completed the Eldfisk and Tyrihans Development projects during fiscal year 2007 with the utilization being lower than in fiscal year 2006 when the barge worked 185 days on the Langeled project. The activity of the cargo barges were higher in fiscal year 2007 than that of fiscal year 2006, reflecting the high offshore activity levels in Acergy Africa and Mediterranean.

For fiscal year 2008 slightly lower utilization levels for the fleet are anticipated since several of the ships are due for scheduled dry-docking during the year, including *Acergy Polaris* which is due for its 30 year class certification. The utilization for trunkline barges and anchor ships is anticipated to be reduced as *Acergy Piper* has less expected work for the next fiscal year.

Ship scheduling

Performance can be adversely affected by conflicts in the scheduled utilization of our key ships and barges. These can be caused by delays in releasing ships from projects due to additional client requirements, overruns and breakdowns. Conflicts can also arise from commercial decisions concerning the utilization of assets after work has been tendered and contracted for. The requirement to substitute ships or barges can adversely affect the results of the projects concerned.

Maintenance and reliability of assets

The successful execution of contracts requires a high degree of reliability of our ships, barges and equipment. Breakdowns not only add to the costs of executing a project, but they can also delay the completion of subsequent contracts which are scheduled to utilize the same assets. We operate a scheduled maintenance program in order to keep all assets in good working order, but despite this, breakdowns can occur.

Revisions of estimates on major projects

During the course of major projects, adjustments to the original estimates of the total contract revenue, total contract cost, or extent of progress toward completion, are often required as the work progresses under the contract, and as experience is gained, even though in certain cases the scope of work required under the contract may not change. Where a change of scope is required, variation orders are negotiated with the client. However, final agreement and settlement are often not achieved until late in the project. As discussed in Note 2 'Accounting policies' to the Consolidated Financial Statements 'Accounting policies – revenue recognition', these revisions to estimates will not result in restating amounts in previous periods, as they are continuous and characteristic of the process.

The Group revises estimates monthly on the basis of project status reports, which include an updated forecast of the cost to complete each project. Additional information that enhances and refines the estimation process is often obtained after the balance sheet date but before the issuance of the financial statements. Such information will be reflected in the financial statements, unless the events occurring after the balance sheet date are outside the normal exposure and risk aspects of the contract.

The revision of estimates calculation is based on the difference between the current fiscal year and prior fiscal year estimated gross margin at completion of the project multiplied by the prior fiscal year percentage of completion. If a project had not commenced at November 30, the previous fiscal year, the revision of estimates incurred for this project during the current fiscal year, would not be included in the calculation for revision of estimates.

The impact of revisions of project estimates at the gross profit level is as follows:

For fiscal year (in millions)	2007 $	2006 $	2005 $
Continuing operations	**127.9**	74.2	60.3
Discontinued operations	**10.1**	(18.7)	(15.4)
Total	**138.0**	55.5	44.9

MD&A

There were improvements on a large number of projects, which were partially offset by negative revisions to estimates in connection with other major projects. The most significant revisions were as follows:

Continuing operations

- $50.3 million of positive revisions were reported in fiscal year 2007 on the $558 million lump sum SURF project (the '**Greater Plutonio**' project) offshore Angola (Acergy Africa and Mediterranean) executed for BP. The positive revisions were primarily due to settlement of variation orders and release of contingencies due to successful offshore operation near to completion. In fiscal year 2006 we recorded $11.3 million of negative revisions to the estimated costs on this project. The project as at November 30, 2007 was 96% complete (2006: 52%; 2005: 25%).
- $13.7 million of positive revisions were reported mainly during the second quarter of fiscal year 2007 on the $219 million lump sum Conventional project (the '**EPC2B**' project) offshore Nigeria (Acergy Africa and Mediterranean) for ExxonMobil. The positive revisions primarily related to increased scope of work on hook-up and commissioning operations and release of contingency. Positive revisions were recorded of $10.7 million in fiscal year 2006 on this project. The project as at November 30, 2007 was 91% complete (2006: 81%; 2005: 28%).
- $13.1 million of positive revisions were recorded during fiscal year 2007 on the $121 million lump sum SURF project (the '**Britannia Satellites**' project) offshore United Kingdom (Acergy Northern Europe and Canada) for ConocoPhillips. The positive revisions were primarily reported in the first quarter of fiscal year 2007, and were caused by a final settlement with the client and release of unused contingency. In fiscal year 2006 negative revisions of $9.4 million were recorded on this project. The project as at November 30, 2007 was 100% complete (2006: 91%; 2005: 25%).
- $11.5 million of positive revisions were recorded in fiscal year 2007 on the $34 million lump sum SURF project (the '**Dumbarton**' project) offshore United Kingdom (Acergy Northern Europe and Canada) for Maersk. The positive revisions were recorded during the second to fourth quarters of fiscal year 2007 and related to increased scope of work and successful and timely execution of the project, allowing for release of contingency provisions. The project as at November 30, 2007 was 89% complete (2006: 68%; 2005: nil%).
- $5.5 million of positive revisions were recorded during the third quarter of fiscal year 2007 on the $17 million lump sum SURF projects (the '**Volve**' project) offshore Norway (Acergy Northern Europe and Canada) for Statoil. The positive revisions were primarily due to settlement of variation orders. Positive revisions of $0.3 million were reported in fiscal year 2006 on this project. The project as at November 30, 2007 was 100% complete (2006: 94%; 2005: 6%).
- $6.7 million of negative revisions were reported during fiscal year 2007 on the $95 million lump sum Trunklines project (the '**Tyrihans Development**' project) offshore Norway (Acergy Northern Europe and Canada) for Statoil. The deteriorations were recorded in the first and fourth quarters of fiscal year 2007 reflecting increased expenditures, due to various operational difficulties. The project as at November 30, 2007 was 100% complete (2006: 10%; 2005: nil%).
- $4.1 million of negative revisions were reported during fiscal year 2007 on the $36 million lump sum SURF project (the '**Dai Hung**' project) offshore Vietnam (Acergy Asia and Middle East) for Petrovietnam Exploration and Production Company. The negative revisions related to operational cost, mainly due to breakdown of key equipment which caused delays in completing the project. The project as at November 30, 2007 was 99% complete (2006: 62%; 2005: nil%).

Discontinued operations

- $7.2 million of positive revisions were recorded during fiscal year 2007 on the $50 million lump sum Conventional project offshore Trinidad and Tobago (Acergy North America and Mexico) for National Gas Company (the '**NGC-Bud**' project) within our discontinued operations. The positive revisions were recorded in second quarter of fiscal year 2007, and mainly related to settlement of a subcontractor claim for a third party ship which had a major engine breakdown in third quarter of fiscal year 2006. The project recorded negative revisions of $16.3 million in fiscal year 2005 and $17.1 million in fiscal year 2006 due to significant operational problems. The project as at November 30, 2007 was 100% complete (2006: 91%; 2005: 88%).

To minimize the potential for future negative revisions we utilize the estimating, tendering and contracting procedure to reduce the amount of unanticipated costs and improve our ability to recover costs from our clients. Selectivity is exercised in choosing which tenders to respond to, and a thorough analysis is prepared of the commercial and operational risks as well as a detailed tender budget to facilitate the decision whether to tender. Careful consideration is given to ship schedule conflicts and to the current backlog to ensure we have sufficient resources to perform our obligations.

When a target project is identified by our regional marketing staff, the decision to prepare and submit a competitive bid is taken by our management in accordance with delegated authority limits. Cost estimates are prepared on the basis of the Group's detailed standard costing manual, and the selling price and contract terms are based on our minimum commercial standards and market conditions.

Assets held for sale

The following asset was held for sale as at November 30, 2007:

- The land, buildings and equipment in Balikpapan, Indonesia, in Acergy Asia and Middle East, have been recognized as held for sale. The assets have been marketed but no buyer has yet been identified. The disposal is expected to be completed in fiscal year 2008.

The following asset was held for sale as at November 30, 2006:

- J-Lay tower, in Acergy Africa and Mediterranean, which was sold in the first quarter of fiscal year 2007 to our joint venture, SapuraAcergy, as part of the shareholders' agreement, for proceeds of $18.0 million.

Exchange rates
The financial results are reported in US dollars. We have foreign currency denominated revenues, expenses, assets and liabilities. As a consequence, movements in exchange rates can affect our profitability, the comparability of our results between periods and the carrying value of our assets and liabilities. Our major foreign currency exposures are to the Euro, British pound sterling and Norwegian krone.

When we incur expenses that are not denominated in the same currency as the related revenues, foreign exchange rate fluctuations can adversely affect our profitability. With the exception of Acergy Africa and Mediterranean, and to a lesser extent Acergy Northern Europe and Canada, operating expenses are generally denominated in the same currency as associated revenues, thereby mitigating the impact of exchange rate movements on operating income. Where revenues are in different currencies from the related expenditures, our policy is to use foreign exchange contracts to hedge the significant net external foreign exchange exposure. The US dollar is the functional currency of the most significant subsidiaries in Acergy North America and Mexico and Acergy South America and Acergy Asia and Middle East. In Acergy Africa and Mediterranean, the functional currencies primarily are the Euro and US dollar. In Acergy Northern Europe and Canada, the functional currencies are primarily the Norwegian krone, US dollar and the British pound sterling. Exposure to currency rate fluctuations results from net investments in foreign subsidiaries, primarily in the United Kingdom, Norway, France and Brazil. The Group are also exposed to fluctuations in several other currencies resulting from operating expenditures and significant one-off non-project related transactions such as capital expenditures.

In addition, even where revenues and expenses are matched, we must translate non-US dollar denominated results of operations, assets and liabilities to US dollars to prepare our Consolidated Financial Statements. To do so, balance sheet items are translated into US dollars using the relevant exchange rate at the fiscal year end for assets and liabilities, and income statement and cash flow items are translated using exchange rates which approximate the average exchange rate during the relevant period. Consequently, increases and decreases in the value of the US dollar versus other currencies will have an effect on our reported Consolidated Statements of Operations and the value of assets and liabilities in the Consolidated Balance Sheets even if our results of operations or the value of those assets and liabilities have not changed in their local functional currency.

The main foreign exchange exposures economically hedged during fiscal year 2007 were capital expenditures in Acergy Corporate and Acergy South America, and revenues in Acergy Africa and Mediterranean (Greater Plutonio project), Acergy Northern Europe and Canada (Miskar) and Acergy South America (Frade). The impact of these hedges on current and future results is detailed in Note 26 'Financial instruments' to the Consolidated Financial Statements.

The main foreign exchange exposure economically hedged during fiscal year 2006 was capital expenditure in Acergy Northern Europe and Canada and Acergy South America which has been designated as cash flow hedges.

Impairment charges
Impairment charges, in respect of long-lived tangible assets were recognized in fiscal year 2007 of $0.3 million. As discussed in 'Consolidated results – impairment of long-lived tangible assets' below, the charges in fiscal years 2006 and 2005 were $2.1 million and $7.1 million, respectively.

The Group's business segment results
Operations are managed through five geographic segments as well as the Acergy Corporate segment, through which we manage our activities that serve more than one segment, as described below. Our chief operating decision maker is the Chief Executive Officer of Acergy S.A. He is assisted by the Chief Operating Officer and for each segment the Chief Executive Officer is supported by a Vice President who is responsible for managing all aspects of the projects within the segment, from initial tender to completion. Each segment is accountable for income and losses for such projects. Each segment may provide support to other segments. Our segments are based on the geographic distribution of our activities. Our business is based on the following service capabilities which we have adopted: SURF; Conventional; IMR; Survey; and Trunklines which are described in Note 20 'Segment and related information' to the Consolidated Financial Statements.

Acergy Africa and Mediterranean

For fiscal year (in millions)	2007 $	%	2006 $	%	2005 $	%
Net operating revenue from continuing operations	**1,398.4**	**52.6[(a)]**	1,045.5	49.2[(a)]	714.1	48.1[(a)]
Operating expenses from continuing operations	**(1,071.0)**	**50.4[(b)]**	(827.9)[(c)]	48.8[(b)]	(575.5)[(c)]	47.3[(b)]
Income before income taxes from continuing operations	**194.0**		133.9		49.4	

(a) Segment net operating revenue as a percentage of total net operating revenue from continuing operations.

(b) Segment operating expenses as a percentage of total operating expenses from continuing operations.

(c) Operating expenses have been re-presented to exclude a reclassification of certain costs to SG&A in fiscal year 2006 of $24.6 million (2005: $17.4 million).

This segment comprises all activities within the Africa and Mediterranean region. It operates fabrication yards in Nigeria and Angola and manages project specific joint ventures such as Mar Profundo Girassol ('MPG'), now completed, and the Dalia Floating Production and Storage Offloading ('FPSO') facility, which is close to completion. During fiscal year 2007, a Nigerian joint venture, Global Oceon Engineers Nigeria Limited ('Oceon') was established with Petrolog Engineering Services Limited, an established Nigerian contractor, as partner. The purpose of Oceon is to provide engineering support for future shallow and deepwater projects to be executed in Nigeria, and therefore strengthen Acergy Africa and Mediterranean's presence in the country. The segment's principal offices are based in Suresnes, France.

Net operating revenue from continuing operations
For fiscal year 2007 Acergy Africa and Mediterranean's net operating revenue of $1,398.4 million was 52.6% of our total net operating revenue and an increase of $352.9 million compared to $1,045.5 million in fiscal year 2006. This increase was primarily driven by the Greater Plutonio project, the largest contract executed by the Group to date. This project successfully executed an extensive offshore installation program during the fiscal year. SURF projects, such as Greater Plutonio, Moho Bilondo and Kizomba C Mondo, contributed $916.9 million and Conventional projects such as EPC2B and OSO, generated $178.0 million of net operating revenue in fiscal year 2007. Projects conducted by our Sonamet/Sonacergy joint venture, in which we have a 55% interest, reported $140.4 million of net operating revenue, an increase of $34.0 million compared to $106.4 million in fiscal year 2006 primarily due to the Mafumeira project.

This segment's net operating revenue for fiscal year 2006 was $1,045.5 million, an increased by $331.4 million from $714.1 million in fiscal year 2005. This improvement was driven by an increase in SURF projects and our successful and timely executions of projects Erha and EPC2B in Nigeria. SURF projects, such as Erha, Greater Plutonio and Moho Bilondo, contributed $602.4 million and Conventional projects such as Amenam II and EPC2B, generated $246.3 million of net operating revenue in fiscal year 2006. Projects conducted by our Sonamet/Sonacergy joint venture generated $106.4 million of net operating revenue, an increase of $38.5 million compared to $67.9 million in fiscal year 2005 primarily due to a rise in market demand for fabrication.

Operating expenses from continuing operations
This segment's operating expenses in fiscal year 2007 were $1,071.0 million as compared to $827.9 million in fiscal year 2006 representing 50.4% of our total net operating expenses from continuing operations. The increase of $243.1 million reflected the increase in project activity during the fiscal year, offset by insurance settlements for *Acergy Polaris*. In addition, higher utilization of assets have led to lower operating expenses; increased project activity leads to higher utilization of internal assets, which leads to increased contribution to the fixed cost base of the assets, hence reducing the net operating expenses of the assets.

Acergy Africa and Mediterranean's operating expenses in fiscal year 2006 increased by $252.4 million to $827.9 million compared to $575.5 million in fiscal year 2005. This increase was primarily due to the increase in project activity discussed above and to the increase in steel and other commodities prices.

Income before income taxes from continuing operations
Acergy Africa and Mediterranean's income before income taxes in fiscal year 2007 was $194.0 million, an increase of $60.1 million or 44.9% compared to $133.9 million in fiscal year 2006. The main reason for the improved result was strong performance of the segment's projects, particularly for the Greater Plutonio project, where approval of variation orders significantly improved the result. In addition high utilization of assets, mainly of *Acergy Polaris* improved the result. The result was adversely affected by additional professional fees in relation to the French tax audit, as referred to in Note 12 'Income tax' to the Consolidated Financial Statements.

The segment's income before income taxes in fiscal year 2006 of $133.9 million more than doubled compared to fiscal year 2005 reflecting the high levels of activity experienced and good performance on EPC2B, Erha and Amenam II, which more than offset the deterioration in the results of Greater Plutonio due to increased cost of various operational expenses. The increase in the segment's net income before tax also reflected the improved contract management procedures we implemented in fiscal year 2005.

The following table sets forth the most significant projects in the Acergy Africa and Mediterranean segment:

Project name	Description
Lump sum Conventional projects:	
Amenam II	Project offshore Nigeria, executed during 2004 to 2006 for Total Fina Elf.
EPC2B	Project offshore Nigeria, expected to be executed during 2005 to 2008 for ExxonMobil.
Mafumeira	Sonamet/Sonacergy project for fabrication in 2007 and 2008 of jacket and deck for Chevron Texaco.
OSO	Project offshore Nigeria, executed in 2007 for ExxonMobil.
Sonamet/Sonacergy Projects	Portfolio of shallow water and deepwater fabrication projects performed at the fabrication facility in Lobito, Angola on our behalf and other external clients.
Lump sum SURF projects:	
Agbami	Project offshore Nigeria, expected to be executed during 2005 to 2008 for Star Deepwater Petroleum.
Block 15	Project offshore Angola, expected to be executed during 2008 to 2010 for ExxonMobil.
Erha	Project offshore Nigeria, executed during 2002 to 2006 for ExxonMobil.
Greater Plutonio	Project expected to be executed during 2004 to 2008 for BP. This project involves the engineering, procurement, fabrication, and installation of umbilicals, risers and flowlines for the development of Block 18 offshore Angola.
Moho Bilondo	Project offshore Congo, expected to be executed during 2005 to 2008 for Total Fina Elf.
Kizomba C Mondo	Project offshore Angola, expected to be executed during 2006 to 2008 for ExxonMobil.
Kizomba C Saxi Batuque	Project offshore Angola, expected to be executed during 2006 to 2008 for ExxonMobil.
PazFlor	Project offshore Angola, expected to be executed during 2008 to 2011 for Total Fina Elf. This project includes engineering, procurement, fabrication and installation of 55 km of water injection lines, gas injection and gas export lines, umbilicals and over 20 rigid jumpers.
Tombua Landana	Project offshore Angola, expected to be executed during 2006 to 2009 for Chevron Texaco.

Acergy Northern Europe and Canada

For fiscal year (in millions)	2007 $	%	2006 $	%	2005 $	%
Net operating revenue from continuing operations	**907.8**	**34.1**[(a)]	827.2	38.9[(a)]	579.0	39.0[(a)]
Operating expenses from continuing operations	**(713.7)**	**33.6**[(b)]	(663.5)[(c)]	39.1[(b)]	(477.0)[(c)]	39.2[(b)]
Income before income taxes from continuing operations	**153.7**		122.5		67.0	

(a) Segment net operating revenue as a percentage of total net operating revenue from continuing operations.

(b) Segment operating expenses as a percentage of total operating expenses from continuing operations.

(c) Operating expenses have been re-presented to exclude a reclassification of certain costs to SG&A in fiscal year 2006 of $9.9 million (2005: $9.7 million).

This segment includes all activities in Northern Europe, Eastern Canada and Azerbaijan and manages the Acergy/Subsea 7 project-specific joint venture operations. Its offices are based in Aberdeen, United Kingdom ('UK'); Stavanger, Norway; Moscow, Russia; and St Johns, Canada.

In fiscal year 2007 the Group entered into a $180 million agreement with Havila Shipping ASA for a new build diving support ship for Northern Europe and Canada which is expected to join the fleet in fiscal year 2010. The ship will be a state-of-the-art diving support ship and will be specifically designed for efficient diving operations in the harshest environments. The ship *Acergy Havila* will be owned by Acergy Havila Limited, a joint venture where the Group will have a 50% ownership. The ship will be operated by the Group for a firm period of ten years.

In fiscal year 2007 we signed a new lease agreement with Volstad Shipping AS for a five year charter of the new build ship *Acergy Merlin* for the IMR and Survey market. The ship is expected to join our fleet in the beginning of fiscal year 2009 and commence working on Survey projects. Survey activities include support for both external clients and internal projects in the fields of construction support, pipeline inspection and seabed mapping using specialized Survey ships and Survey Remotely Operated Vehicles ('ROVs') as further described in Note 20 'Segment and related information' to the Consolidated Financial Statements.

In fiscal year 2006 we signed a new lease agreement with DOFCON ASA for an eight year charter of the *Skandi Acergy* commencing in the third quarter of fiscal year 2008 to work on SURF projects. Also in fiscal year 2006, we decided to move our Aberdeen offices in fiscal year 2008 to a new site, which will be leased.

Net operating revenue from continuing operations

This segment's net operating revenue in fiscal year 2007 of $907.8 million accounted for 34.1% of our total net operating revenue from continuing operations and increased by $80.6 million compared to $827.2 million in fiscal year 2006. The increase was mainly due to higher SURF activities which reported $589.1 million in fiscal year 2007, an increase of $64.8 million as compared to $524.3 million in fiscal year 2006, generated from numerous projects such as CNR Frame Agreement, Njord Gas Export, Starling, Volund, Shell Hot Tap and Tordis IOR. Additionally an improvement of $20.2 million in net operating revenue was contributed from increased Trunkline activities, generated from offshore execution of the Eldfisk and Tyrihans Development projects. This segment experienced a slower growth of its net operating revenue compared to the growth between fiscal year 2006 and fiscal year 2005. This was primarily due to less available ships as the majority of the Group's ships were deployed to other segments.

Acergy Northern Europe and Canada's net operating revenue increased by $248.2 million to $827.2 million in fiscal year 2006 compared to $579.0 million in fiscal year 2005. This increase was primarily driven by significantly higher SURF activities, $199.9 million increase from $524.3 million in fiscal year 2006 as compared to $324.4 million in fiscal year 2005. In addition, the Trunkline project Langeled contributed significantly to the segment's net operating revenue in fiscal year 2006.

Operating expenses from continuing operations

Acergy Northern Europe and Canada's operating expenses in fiscal year 2007 of $713.7 million represented 33.6% of our total operating expenses from continuing operations, an increase of $50.2 million compared to $663.5 million in fiscal year 2006. The increase was mainly linked to high activity level for the segment's project portfolio, but also more specifically to cost overruns caused by operational failures on Njord Gas Export and Tyrihans Development and significant losses incurred on the Trunkline project Mexilhao, which were shared on an equal basis with Acergy South America. In addition, lower utilization of *Acergy Piper* compared to fiscal year 2006 led to lower contribution from projects to the asset's fixed cost base, hence increased operational expenses.

This segment's operating expenses in fiscal year 2006 increased by $186.5 million to $663.5 million compared to $477.0 million in fiscal year 2005. The increase in fiscal year 2006 was mainly attributable to the related increase in project activities and cost of overruns and delays experienced on the Tyrihans Development, Britannia Satellites and Dumbarton projects.

Income before income taxes from continuing operations

This segment's income before income taxes in fiscal year 2007 was $153.7 million, an increase of $31.2 million compared to $122.5 million in fiscal year 2006 related to improved results on projects such as Britannia Satellites, Dumbarton, CNR Frame Agreement and Eldfisk due to final settlement of variation orders and increased scope of work. These improvements were offset by cost overruns on projects such as Njord Gas Export, Tyrihans Development and the Trunkline project Mexilhao, in addition to increased selling, general and administrative expenses.

Acergy Northern Europe and Canada's income before income taxes in fiscal year 2006 was $122.5 million, an increase of $55.5 million compared to $67.0 million in fiscal year 2005 driven by an increase in net operating revenue from the strong performance on projects such as Langeled and Norne Satellites and an increase in our share of the net income from non-consolidated joint ventures which was partially offset by poor performance on projects such as Tyrihans Development, Britannia Satellites and Dumbarton.

The following table sets forth the most significant projects in the Acergy Northern Europe and Canada segment:

Project name	Description
Lump sum SURF projects:	
Britannia Satellites	Project offshore United Kingdom, executed during 2005 to 2007 for ConocoPhillips.
Deep Panuke	Project offshore Canada, expected to be executed during 2008 to 2011 for EnCana Corporation.
Dumbarton	Project offshore United Kingdom, expected to be executed during 2006 to 2008 for Maersk.
Miskar	Project offshore Tunisia, expected to be executed during 2007 to 2008 for British Gas.
Njord Gas Export	Project offshore Norway, expected to be executed during 2005 to 2008 for StatoilHydro.
Norne Satellites	Project offshore Norway, executed during 2005 for Statoil.
Ormen Lange	Project offshore Norway, expected to be executed during 2008 to 2009 for StatoilHydro.
Sage Hot Tap	Project offshore United Kingdom, executed during 2007 to 2008 for ExxonMobil.
Shell Hot Tap	Project offshore United Kingdom, executed during 2006 to 2007 for Shell.
Starling	Project offshore United Kingdom, expected to be executed during 2006 to 2008 for Shell.
Terra Nova	Project offshore Canada, executed during 2006 for Petro Canada.
Tordis IOR	Project offshore Norway, executed during 2006 to 2007 for Statoil.
Tyrihans Subsea	Project offshore Norway, expected to be executed during 2006 to 2008 for StatoilHydro.
Volund	Project offshore Norway, expected to be executed during 2007 to 2009 for Marathon Petroleum.
Volve	Project offshore Norway, executed during 2005 to 2007 for Statoil.
Lump Sum Trunkline projects:	
Eldfisk	Project offshore Norway, executed during 2006 to 2007 for ConocoPhillips.
Langeled	Project offshore Norway and United Kingdom, executed during 2004 to 2006 for Statoil. This project involved the laying of more than 980 km of large diameter trunkline from the Ormen Lange field in the Norwegian sector of the North Sea to the east coast of southern United Kingdom.
Tyrihans Development	Project offshore Norway, executed in 2006 to 2007 for Statoil mainly utilizing lay-barge *Acergy Piper*.
Day rate IMR projects:	
Hydro Frame Agreement	Project offshore Norway, to be executed during the period 1999 to 2010 for StatoilHydro.
SURF/IMR/Survey project:	
CNR Frame Agreement	Project offshore United Kingdom, to be executed during 2006 to 2010 for CNR.

MD&A

Acergy North America and Mexico – continuing operations

For fiscal year (in millions)	2007 $	%	2006 $	%	2005 $	%
Net operating revenue from continuing operations	**3.2**	**0.1**[(a)]	38.0	1.8[(a)]	49.1	3.3[(a)]
Operating expenses from continuing operations	**(3.2)**	**0.2**[(b)]	(31.7)	1.9[(b)]	(48.5)	4.0[(b)]
Income (loss) before income taxes from continuing operations	**(5.2)**		2.8		(1.8)	

(a) Segment net operating revenue as a percentage of total net operating revenue from continuing operations.

(b) Segment operating expenses as a percentage of total operating expenses from continuing operations.

This segment includes activities in the United States of America, Mexico, Central America and Western Canada and provides project management support for major projects executed in South America. Its office is in Houston, Texas in the United States of America.

In fiscal year 2005 a strategic decision was made to reorient Acergy North America and Mexico toward deepwater SURF work and the Conventional and shallow water IMR assets classified as discontinued operations were sold to Cal Dive.

Net operating revenue from continuing operations
This segment's net operating revenue from continuing operations was $3.2 million in fiscal year 2007, a decrease of $34.8 million as compared to $38.0 million in fiscal year 2006 due to lack of ship availability. During fiscal year 2006 *Acergy Hawk* was utilized on the Matterhorn project, which generated the majority of the net operating revenue. *Acergy Hawk* was deployed to other segments during fiscal year 2007.

Acergy North America and Mexico's net operating revenue from continuing operations was $38.0 million in fiscal year 2006, a decrease of $11.1 million as compared to $49.1 million in fiscal year 2005 partly due to the reassignment of ships that had been used on projects in fiscal year 2005 to other projects in fiscal year 2006.

Operating expenses from continuing operations
Acergy North America and Mexico's operating expenses for fiscal year 2007 were $3.2 million as compared to $31.7 million in fiscal year 2006. The $28.5 million decrease was directly linked to the significantly reduced net operating revenue as discussed above.

This segment's operating expenses for fiscal year 2006 were $31.7 million as compared to $48.5 million in fiscal year 2005. The decreased costs of $16.8 million reflected the reduced net operating revenue generated by the segment and the good performance of the *Acergy Hawk* on the Matterhorn project.

Income (loss) before income taxes from continuing operations
The segment's loss before income taxes was $5.2 million, compared to an income before income taxes of $2.8 million in fiscal year 2006. The $8.0 million deterioration was mainly caused by under-recovery of selling, general and administrative expenses and other support costs due to very low activity levels in fiscal year 2007 compared to fiscal year 2006. Included in the segment's net income was a portion of the net income earned from the PRA-1 and Frade projects, which were shared on an equal basis with Acergy South America.

Acergy North America and Mexico's income before income taxes in fiscal year 2006 was $2.8 million, compared to a loss before income taxes of $1.8 million in fiscal year 2005. In addition to the Matterhorn project, it includes a portion of net income earned from the PRA-1 project where project management services were provided to Acergy South America.

The table below sets forth the most significant projects in the Acergy North America and Mexico segment:

Project name	Description
Lump sum SURF projects:	
Matterhorn	Project offshore the United States of America, executed during 2006 for Total Fina Elf.
Perdido	Project offshore the United States of America, expected to be executed during 2008 to 2009 for Shell.

Acergy North America and Mexico – discontinued operations

For fiscal year (in millions)	2007 $	2006 $	2005 $
Net operating revenue from discontinued operations	**16.9**	66.6	222.6
Operating expenses from discontinued operations	**(6.4)**	(79.6)	(205.8)
Income before income taxes from discontinued operations	**5.9**	16.9	33.1

For this discussion, discontinued operations relates to work performed by the Conventional and shallow water IMR assets sold to Cal Dive in fiscal year 2005 and fiscal year 2006 or by assets subsequently contracted to finalize certain Conventional projects in Trinidad and Tobago that were in progress at the date of the disposal.

On January 9, 2006 the Group completed the sale of the derrick lay-barge *DLB 801* following the completion of the barge's projects in Trinidad and Tobago, and on March 15, 2006 the Group completed the sale of the reel pipelay ship *Seaway Kestrel* to Cal Dive for total cash proceeds of $80.4 million and a gain on disposal of $35.1 million. On October 31, 2005 the Group sold seven ships and the shore support bases and equipment to Cal Dive for total of $42.5 million in cash, resulting in a gain of $27.1 million.

Net operating revenue from discontinued operations
This segment's net operating revenue from discontinued operations in fiscal year 2007 decreased by $49.7 million to $16.9 million compared to $66.6 million in fiscal year 2006, and reflected the completion of NGC-Bud the last remaining project during first quarter of fiscal year 2007.

Acergy North America and Mexico's net operating revenue from discontinued operations in fiscal year 2006 was $66.6 million compared to $222.6 million in fiscal year 2005, a decrease of $156.0 million due to completion of outstanding projects. The revenue generated came from the two remaining projects Dolphin Deep and NGC-Bud and reflected the delays experienced in completion of these Conventional projects.

Operating expenses from discontinued operations
Acergy North America and Mexico's operating expenses from discontinued operations for fiscal year 2007 was $6.4 million, a decrease of $73.2 million as compared to $79.6 million in fiscal year 2006. The reduction was due to completion of the Conventional projects in Trinidad and Tobago during the first quarter of fiscal year 2007.

This segment's operating expenses from discontinued operations for fiscal year 2006 was $79.6 million, a decrease of $126.2 million as compared to $205.8 million in fiscal year 2005. The decrease in costs was mainly driven by the reduced activity as reflected by the significant decrease in net operating revenue from discontinued operations. Additionally, we incurred extra costs due to difficulties encountered on a third party ship while completing the work on the Dolphin Deep and NGC-Bud projects.

Income before income taxes from discontinued operations
This segment's income before income taxes from discontinued operations of $5.9 million in fiscal year 2007 was a decrease of $11.0 million as compared to $16.9 million in fiscal year 2006. The Conventional projects were completed in the first quarter of fiscal year 2007 with reported profits due to favorable settlements with clients and subcontractors; while in fiscal year 2006 these projects were reported with losses. Fiscal year 2006 included a $35.1 million gain on the sale of ships to Cal Dive, which was not repeated in fiscal year 2007.

Acergy North America and Mexico's income before income taxes from discontinued operations of $16.9 million in fiscal year 2006 was a decrease of $16.2 million as compared to $33.1 million in fiscal year 2005. The decrease was primarily attributable to the decreased activity and to the difficulties encountered on completion of the Dolphin Deep and NGC-Bud projects as discussed above, only partially offset by the gain of $35.1 million on the sale of the two ships to Cal Dive being higher than the gain of $27.1 million in fiscal year 2005 discussed above.

The following table sets forth the most significant projects in discontinued operations in the Acergy North America and Mexico segment:

Project name	Description
Lump sum Conventional projects:	
Dolphin Deep	Project offshore Trinidad and Tobago, executed during 2004 to 2006 for British Gas.
NGC-Bud	Project offshore Trinidad and Tobago, executed during 2004 to 2007 for National Gas Company.

MD&A

Acergy South America

For fiscal year (in millions)	2007 $	%	2006 $	%	2005 $	%
Net operating revenue from continuing operations	**247.9**	**9.3**[a]	82.6	3.9[a]	50.2	3.4[a]
Operating expenses from continuing operations	**(245.9)**	**11.6**[b]	(68.7)	4.1[b]	(44.0)	3.6[b]
Income (loss) before income taxes from continuing operations	**(10.4)**		4.5		(1.9)	

(a) Segment net operating revenue as a percentage of total net operating revenue from continuing operations.

(b) Segment operating expenses as a percentage of total operating expenses from continuing operations.

This segment includes all activities in South America and the islands of the southern Atlantic Ocean and has its office in Rio de Janeiro, Brazil. Its principal operating location is Macae, Brazil.

Net operating revenue from continuing operations
Acergy South America's net operating revenue for fiscal year 2007 of $247.9 million represented 9.3% of our total net operating revenue from continuing operations and was an increase of $165.3 million as compared to $82.6 million in fiscal year 2006. The increase was attributable to the SURF projects PRA-1 and Frade which contributed $102.7 million compared to $17.3 million in fiscal year 2006. In addition the commencement of the engineering and procurement phase of Mexilhao, the first Trunkline project for the region, and the start of the six year day-rate contract with Pertinacia, contributed significantly to the 200.1% increase in net operating revenue year-on-year.

This segment's net operating revenue for fiscal year 2006 of $82.6 million increased by $32.4 million as compared to $50.2 million in fiscal year 2005 attributable partly to an increase in execution of IMR related activity and partly to an increase in SURF activity. The increase in SURF activity included the start-up of the PRA-1 project, the first lump sum SURF turnkey project in Brazil.

Operating expenses from continuing operations
This segment's operating expenses for fiscal year 2007 of $245.9 million accounted for 11.6% of our total operating expenses from continuing operations and were $177.2 million higher as compared to $68.7 million in fiscal year 2006. The significant increase was mainly linked to full offshore operation of PRA-1, the Pertinacia contract commencing at the end of second quarter, but also more specifically related to significant losses incurred on the Trunkline project Mexilhao, which were shared on an equal basis with Acergy Northern Europe and Canada.

Acergy South America's operating expenses for fiscal year 2006 increased by $24.7 million to $68.7 million compared to $44.0 million in fiscal year 2005. The increase was partly due to the increased costs to operate *Acergy Condor* and *Acergy Harrier* and partly to the commencement of engineering and procurement phases on the PRA-1 project.

Income (loss) before income taxes from continuing operations
Acergy South America reported a loss before income taxes of $10.4 million in fiscal year 2007, a decrease of $14.9 million compared to a $4.5 million income before income taxes in fiscal year 2006. The SURF projects had positive contributions, but these were offset by reduced profitability of the Acergy Harrier day rate project due to thruster problems, but mainly due to losses on the Trunkline project Mexilhao.

Income before income taxes for this segment was $4.5 million in fiscal year 2006, an increase of $6.4 million compared to a $1.9 million loss before income taxes in fiscal year 2005 due to an increase in IMR and SURF activity as discussed above.

The following table sets forth the most significant projects in the Acergy South America segment:

Project name	Description
Lump sum SURF projects:	
Frade	Project offshore Brazil, expected to be executed during 2006 to 2009 for Chevron Texaco.
PRA-1	Project offshore Brazil, expected to be executed during 2006 to 2008 for Petrobras.
Lump sum Trunkline projects:	
Mexilhao	Project offshore Brazil, expected to be executed during 2007 to 2008 for Petrobras utilizing lay-barge *Acergy Piper*.
Day rate IMR/SURF projects:	
Acergy Condor	Project offshore Brazil, expected to be executed during 2006 to 2010 for Petrobras.
Acergy Harrier	Project offshore Brazil, expected to be executed during 2007 to 2010 for Petrobras.
Pertinacia	Project offshore Brazil, expected to be executed during 2007 to 2013 for Petrobras.

Acergy Asia and Middle East

For fiscal year (in millions)	2007 $	%	2006 $	%	2005 $	%
Net operating revenue from continuing operations	**102.4**	**3.8**[(a)]	129.8	6.1[(a)]	80.7	5.4[(a)]
Operating expenses from continuing operations	**(101.1)**	**4.8**[(b)]	(112.9)	6.7[(b)]	(71.2)	5.8[(b)]
Income/(loss) before income taxes from continuing operations	**(15.6)**		1.1		2.3	

(a) Segment net operating revenue as a percentage of total net operating revenue from continuing operations.

(b) Segment operating expenses as a percentage of total operating expenses from continuing operations.

This segment includes all activities in Asia Pacific, India and Middle East (but excludes the Caspian Sea) and includes the Malaysian joint venture SapuraAcergy with SapuraCrest Petroleum Berhad. It has its office in Singapore with satellite offices in Jakarta and Balikpapan, Indonesia and Perth, Australia. The office in Balikpapan has been recorded as being held for sale.

In line with our strategy to focus our business on developing globally our deepwater SURF capabilities, we sold during fiscal year 2007 our non-core shallow water and diving assets previously used for projects executed in Indonesia for cash proceeds of $16.7 million.

Investments

Toisa Proteus, which is on a three year charter from the Toisa/Sealion Group of companies, joined the fleet at the end of second quarter in fiscal year 2007. The ship completed its conversion program during third quarter, and commenced working for the segment's projects. In addition, *Sapura 3000*, a new build ship within the SapuraAcergy joint venture, has been converted during fiscal year 2007, and will commence working for the Kikeh project during first quarter of fiscal year 2008.

Net operating revenue from continuing operations

Acergy Asia and Middle East's net operating revenue of $102.4 million accounted for 3.8% of the total net operating revenue from continuing operations in fiscal year 2007, a decrease of $27.4 million compared to $129.8 million in fiscal year 2006. The decrease was primarily caused by reduced activity of IMR projects, $18.8 million reduction from $23.3 million in fiscal year 2006 to $4.5 million in fiscal year 2007.

This segment's net operating revenue increased in fiscal year 2006 by $49.1 million to $129.8 million compared to $80.7 million in fiscal year 2005. This increase was mainly driven by net operating revenues from SURF projects such as Casino, Sakhalin and Dai Hung and reflected our strategy to develop this segment around the SURF market.

Operating expenses from continuing operations

Operating expenses in fiscal year 2007 of $101.1 million were 4.8% of our total operating expenses from continuing operations, a decrease of $11.8 million from $112.9 million in fiscal year 2006. The reduction of operating expenses was primarily due to less IMR activity due to the sale of diving and shallow water assets, offset by increased operating expenses related to heavy construction and diving support ship *Toisa Proteus* which joined the fleet during the second quarter.

Operating expenses in fiscal year 2006 increased by $41.7 million to $112.9 million from $71.2 million in fiscal year 2005. This increase reflected operational difficulties experienced on the Dai Hung and Kerisi projects together with increased labor costs due to our high levels of staffing as we develop this segment for future growth.

Income (loss) before income taxes from continuing operations

Acergy Asia and Middle East's loss before income taxes for fiscal year 2007 was $15.6 million, a decrease of $16.7 million compared to an income before income taxes of $1.1 million in fiscal year 2006. The reduction was caused by losses from the non-consolidated joint venture SapuraAcergy due to a delay in the completion of *Sapura 3000* and loss on an interest rate swap deemed ineffective under FAS 133. In addition the segment's project portfolio was less profitable compared to fiscal year 2006 due to operational problems, including the Dai Hung project. These downgrades were offset by $12.5 million gain on sale of Indonesian shallow water and diving assets.

This segment's income before income taxes for fiscal year 2006 was $1.1 million, a decrease of $1.2 million compared to $2.3 million in fiscal year 2005 attributable partly to the increase in expenses incurred as a result of recruiting additional staff and partly to project performance issues on the Dai Hung and Kerisi projects.

The following table sets forth the most significant projects in the Acergy Asia and Middle East segment:

Project name	Description
Lump sum SURF projects:	
Casino	Project offshore Australia, executed during 2005 and 2006 for Santos.
Sakhalin	Project offshore Russia, executed during 2004 to 2006 for Nippon Steel Corporation.
Dai Hung	Project offshore Vietnam, expected to be executed during 2005 to 2008 for Petrovietnam Exploration and Production Company.
Kerisi	Project offshore Indonesia, executed during 2006 to 2007 for ConocoPhillips.
Kikeh	A SapuraAcergy project offshore Malaysia, expected to be executed during 2007 to 2008 for Murphy Sabah Oil Co utilizing *Sapura 3000*.
Maari	Project offshore New Zealand, expected to be executed during 2006 to 2008 for Tanker Pacific.
Liu Hua	Project offshore China, expected to be executed during 2007 to 2008 for CNOOC.
Pluto	Project offshore Australia, expected to be executed during 2008 to 2010 for Woodside.
Van Gogh	Project offshore Australia, expected to be executed during 2007 to 2009 for Apache Energy.
Vincent Development	Project offshore Australia, expected to be executed during 2006 to 2008 for Woodside.

MD&A

Acergy Corporate

For fiscal year (in millions)	2007 $	%	2006 $	%	2005 $	%
Net operating revenue from continuing operations	**3.7**	**0.1**[a]	1.1	0.1[a]	10.2	0.8[a]
Operating expenses from continuing operations	**12.6**	**(0.6)**[b]	9.5	(0.6)[b]	(1.5)	0.1[b]
Income before income taxes from continuing operations	**31.1**		29.7		4.3	

(a) Segment net operating revenue as a percentage of total net operating revenue from continuing operations.

(b) Segment operating expenses as a percentage of total operating expenses from continuing operations.

This segment includes all activities that serve more than one segment; assets which have global mobility including construction and flowline lay support ships, ROVs and other mobile assets that are not allocated to any one segment; management of offshore personnel; captive insurance activities; and management and corporate services provided for the benefit of all our businesses. It also includes the joint ventures NKT Flexibles and Seaway Heavy Lifting ('SHL'). Acergy's principal executive offices are located in Sunbury-on-Thames, United Kingdom.

Net operating revenue from continuing operations
Acergy Corporate's net operating revenue in fiscal year 2007 increased by $2.6 million to $3.7 million compared to $1.1 million in fiscal year 2006, relating to external revenue on Corporate services.

This segment's net operating revenue in fiscal year 2006 decreased by $9.1 million to $1.1 million compared to $10.2 million in fiscal year 2005 and the decrease was primarily attributable to no active businesses being managed in this segment following the divestment of Paragon Engineering Services, Inc. in early 2005. Net operating revenue of $1.1 million was attributable to external Acergy Corporate services.

Operating expenses from continuing operations
In fiscal year 2007 the segment's operating expenses reported an over-recovery of $12.6 million, as compared to an over-recovery of $9.5 million in fiscal year 2006. The increase in over-recovery of $3.1 million was mainly related to captive insurance activities and higher utilization of mobile assets, offset by lower utilization of our ships and higher cost of offshore personnel. Changes to the utilization levels of equipment and ships impact the level of operating expenses as the project activity levels impact the contribution to the assets' fixed cost base, hence impacting the level of net operating expenses.

In fiscal year 2006 the segment's operating expenses experienced an over-recovery of $9.5 million, as compared to a cost of $1.5 million in fiscal year 2005. The result in fiscal year 2006 was principally generated from the high utilization rate of our ships which has led to an over-recovery in that activity as the charge out rates to other segments are based on budgeted levels of utilization. This has no impact on our net consolidated results.

Income before income taxes from continuing operations
Acergy Corporate's income before income taxes for fiscal year 2007 of $31.1 million was an increase of $1.4 million compared to fiscal year 2006 which was related to the over-recoveries as discussed above.

Acergy Corporate's income before income taxes for fiscal year 2006 of $29.7 million was an increase of $25.4 million compared to fiscal year 2005. This increase was attributable partly to an improvement in net income contribution from the non-consolidated joint venture operations of NKT Flexibles and SHL and partly to the over-recovery described above. Additionally a substantial decrease was experienced in the expense charged in respect of the SMIP from $11.1 million in fiscal year 2005 to $3.0 million in fiscal year 2006 following the adoption of SFAS 123(R).

Consolidated results – continuing operations

Net operating revenue

Net operating revenue increased to $2,663.4 million in fiscal year 2007 from $2,124.2 million in fiscal year 2006. This increase was mainly driven by Acergy Africa and Mediterranean, and primarily related to successful offshore execution of the Greater Plutonio project, and Acergy South America with increased activity for both SURF and Trunkline projects, and to a lesser extent by Acergy Northern Europe and Canada. The improvement was partially offset by Acergy Asia and Middle East and Acergy North America and Mexico where revenues decreased due to lack of ship availability, and therefore major project awards.

Net operating revenue increased to $2,124.2 million in fiscal year 2006 from $1,483.3 million in fiscal year 2005, mainly driven by Acergy Africa and Mediterranean and Acergy Northern Europe and Canada where the SURF activity grew significantly, and to a lesser extent by Acergy South America and Acergy Asia and Middle East. These improvements reflected strong market conditions for our SURF assets and generally successful project execution. The improvement was partially offset by Acergy North America and Mexico where revenues decreased due to lack of ship availability and Acergy Corporate where insignificant external revenues were generated on Corporate services, compared to prior year, due to sale of Paragon Litwin.

Net operating revenue in fiscal year 2008 is expected to be approximately $3.0 billion. As at November 30, 2007, an estimated $2.2 billion of our $3.2 billion backlog is for execution in fiscal year 2008.

Operating expenses

Operating expenses generally comprise direct project expenses, for example, procurement and subcontractors costs, salary and related expenses for operational personnel, expenses for operating ships and equipment, including dry-dock amortization and depreciation.

Operating expenses increased to $2,122.3 million in fiscal year 2007 from $1,695.2 million in fiscal year 2006. This increase was primarily attributable to the level of activity noted above together with new ships being added to the fleet and a continued increase in workforce, in part offset by a reduction in project activity in Acergy North America and Mexico. Additionally, the increase was caused by price increases for commodities and subcontractors reflecting the current tight market conditions, and cost overruns on certain projects, including the Mexilhao project which is shared on an equal basis between Acergy South America and Acergy Northern Europe and Canada.

Operating expenses increased to $1,695.2 million in fiscal year 2006 from $1,217.7 million in fiscal year 2005 primarily attributable to the level of activity noted above together with some increase in manpower and procurement activity, in part offset by a reduction in project activity in Acergy North America and Mexico. Additionally the increase reflected commodity price increases and cost overruns on certain projects.

Operating expenses in fiscal year 2008 are expected to be slightly higher than fiscal year 2007 reflecting the growth in revenues, continued efforts in recruitment and development of our workforce, and the impact of a full year's operation for our extended fleet.

Depreciation and amortization

Depreciation and amortisation is recorded in operating expenses and SG&A.

Depreciation and amortization in fiscal year 2007 amounted to $77.8 million compared to $58.6 million and $56.9 million in fiscal years 2006 and 2005, respectively. The increase in fiscal year 2007 was mainly due to the delivery of *Pertinacia* and *Polar Queen* in the second and fourth quarters, respectively, and the additional depreciation of *Acergy Polaris* due to the installation of the new J-Lay tower in the fourth quarter of fiscal year 2006.

The increase in fiscal year 2006 was due to the depreciation of *Acergy Discovery* purchased in fiscal year 2006 and investments made in Angola.

The depreciation and amortisation charges for fiscal year 2008 are expected to be higher than in fiscal year 2007, mainly due to full year depreciation of new ships commissioned during 2007.

Share in net income of non-consolidated joint ventures

Our share in net income of non-consolidated joint ventures from continuing operations in fiscal years 2007, 2006 and 2005 were as follows:

For fiscal year (in millions)	2007 $	2006 $	2005 $
MPG	**(0.1)**	0.5	5.2
Dalia FPSO	**3.4**	2.0	1.8
Oceon	**(0.5)**	–	–
Acergy/Subsea 7	**12.3**	16.7	7.3
Kingfisher D.A.	**–**	–	3.9
Acergy Havila	**–**	–	–
EPIC JV	**–**	–	0.1
SapuraAcergy	**(10.3)**	(1.6)	–
SHL	**8.8**	15.5	8.5
NKT Flexibles	**17.7**	8.2	0.1
Total	**31.3**	41.3	26.9

The Group's share in net income of non-consolidated joint ventures in fiscal year 2007 decreased to $31.3 million from $41.3 million in fiscal year 2006. The decrease was primarily attributable to SapuraAcergy as a result of a loss on an interest rate swap and the delay in delivery of the *Sapura 3000*. NKT Flexibles improved by $9.5 million due to rising demand for flexible pipes. SHL decreased by $6.7 million during fiscal year 2007 due to the scheduled dry-dock of the *Stanislav Yudin* that occurred during the year and a lower gross margin contribution from executed projects. The decrease in Acergy/Subsea 7 was due to the FTP By-Pass which made no contribution during the year (2006: $9.1 million) offset by the H7 By-Pass which contributed $7.6 million (2006: $nil).

In fiscal year 2006 the increase was partly due to an improvement in our joint venture income from Acergy/Subsea 7 where income increased by $9.4 million. This reflected the management by the joint venture of additional projects such as FTP By-Pass which, of the total of $16.7 million for fiscal year 2006, contributed $9.1 million. Income from the joint ventures SHL and NKT Flexibles improved to $15.5 million and $8.2 million respectively due to the very good performance of SHL's *Stanislav Yudin* barge and the increased demand for flexible pipes as reflected by the NKT Flexibles plant running at full capacity. The Dalia FPSO joint venture managed successfully the construction and the commission of the Dalia FPSO. The loss from SapuraAcergy arose from the fixed costs of the joint venture during the construction phase of the *Sapura 3000*. The decrease in contribution from the MPG and the Kingfisher D.A.

joint ventures was due to the cessation of activities of both joint ventures. The Kingfisher D.A. and the EPIC joint ventures ceased operation in fiscal year 2005.

In fiscal year 2008, a higher level of activity is expected in SHL and SapuraAcergy joint ventures as the *Stanislav Yudin* was dry-docked during fiscal year 2007 and the *Sapura 3000* is expected to be in operation in early 2008. NKT Flexibles is expected to continue to experience high demand for flexibles in fiscal year 2008. No further activities are expected in MPG, Kingfisher D.A., EPIC and the FTP By-Pass project while the Dalia FPSO is near completion.

Selling, general and administrative ('SG&A') expenses
SG&A expenses from continuing operations in fiscal year 2007 were $227.7 million, compared to $183.9 million and $147.0 million in fiscal years 2006 and 2005, respectively. The increase in fiscal year 2007 over fiscal year 2006 was partly attributable to increase in tendering activity in our two largest business segments of Acergy Africa and Mediterranean and Acergy Northern Europe and Canada, but also higher professional consultancy fees were incurred in relation to the French tax audit investigation, and our group-wide review of uncertain tax positions, as discussed in Note 12 'Income tax' to the Consolidated Financial Statements. Additionally there was an increase in recruitment costs to support business growth in all business segments, except Acergy North America and Mexico.

The increase in fiscal year 2006 over fiscal year 2005 was partly attributable to increase in recruitment costs to support business growth in Acergy Corporate and in the growing business segment of Acergy Asia and Middle East. Additionally there was an increase in bonuses of $10.5 million due to our improved profitability largely offset by a decrease in SMIP charges of $8.2 million following the adoption of SFAS No. 123(R).

A condition of the $400 million amended and restated revolving credit and guarantee facility agreement was to put in place the SMIP in order to secure the services of certain senior executives through to the first quarter of fiscal year 2007. The SMIP provided for deferred compensation as a combination of cash and performance-based share options, linked to the attainment of a number of strategic and financial objectives for each of the fiscal years 2006, 2005 and 2004. During fiscal year 2007, the Board Compensation Committee determined that 98.3% of the objectives had been met and therefore the performance-based share options vested on February 28, 2007 and the cash compensation was paid. The total cost of the SMIP recorded in fiscal year 2007 was $0.4 million (2006: $3.0 million; 2005: $11.1 million).

Following a review of the various types of expenses included in the operating and overhead expense categories, the costs associated with running of various business segment offices have been taken out of operating expenses and included in SG&A. The rationale of this change is that the aforementioned costs are not directly related to operational activity. Consequently there has been a reclassification from operating expenses to SG&A in the fiscal year 2007 of $39.1 million (2006: $34.5 million; 2005 $27.1 million).

Impairment of long-lived tangible assets
In fiscal year 2007, impairment charges were $0.3 million in respect of long-lived tangible assets. The charge related to an office building in Aberdeen, Scotland which was impaired following the receipt of an offer to purchase and a 120 tonne tensioner which had low utilization.

In fiscal year 2006, impairment charges were $2.1 million. As discussed in Note 9 'Tangible long-lived assets, net' to the Consolidated Financial Statements, this consisted of under-utilized mobile equipment related to steel catenary risers and flexibles.

In fiscal year 2005, impairment charges were $7.1 million in respect of our long-lived tangible assets. The most significant charge related to our fabrication yard in Warri, Nigeria, which was identified as underutilized during the preparation of fiscal year 2006 operating budget in October 2005. An impairment charge of $5.4 million was recorded in fiscal year 2005 to reduce the net book value of this asset to $nil.

Restructuring credits (charges)
No restructuring charges were recorded in fiscal years 2007 and 2006. In fiscal year 2005, the provision at the start of the year of $5.3 million principally related to future rental costs for the vacant office space in Acergy Africa and Mediterranean's office in Nanterre. As discussed in Note 18 'Restructuring provisions' to the Consolidated Financial Statements, the Group released $1.9 million of this provision to the Consolidated Statements of Operations – 'Restructuring credits (charges)', as we had reached an agreement as at November 30, 2005 to terminate the remaining lease agreement and vacate the offices by December 31, 2005. The office has been relocated from Nanterre to Suresnes, near Paris in France and the remaining provision at November 30, 2005 was used for the final payments made during the first quarter of fiscal year 2006.

Gain on disposal of long-lived tangible assets and subsidiaries, net
Gain on sale of long-lived tangible assets
In fiscal year 2007, the gain of $13.6 million comprised $12.5 million from the sale of diving and shallow water assets in Acergy Asia and Middle East, $0.7 million from the sale of the J-Lay tower in Acergy Africa and Mediterranean and other gains on disposal totaling $0.4 million.

In fiscal year 2006, the gain of $2.9 million was from the disposal of Acergy Africa and Mediterranean's non-core shallow water assets in Nigeria.

In fiscal year 2005, the gain of $3.7 million comprised $2.3 million from the disposal of trenching and ploughing assets, $1.2 million from the disposal of the Handil base in Acergy Asia and Middle East and $0.2 million from disposal of other long-lived assets.

Gain (loss) on sale of subsidiaries
In fiscal year 2007, the loss on disposal of subsidiaries was $1.4 million related to the reclassification of foreign currency translation adjustments on liquidation of Stolt Comex Seaway Congo S.A.R.L realizing a loss of $0.8 million and Acergy France S.A. (Kuala Branch) realizing a loss of $0.6 million.

In fiscal year 2006, the gain of $1.0 million was a gain from the disposal of Stolt Comex Seaway Nigeria Ltd.

In fiscal year 2005, the total gain of $3.8 million consisted of $2.1 million from the disposal of Paragon Engineering Services, Inc. and $1.7 million from the disposal of National Hyperbaric Centre Ltd.

Other operating income (loss), net
In fiscal year 2007, other operating income of $0.4 million, comprised bad debts recovered of $0.6 million and other expenses of $0.2 million.

In fiscal year 2006, other operating loss of $1.5 million, was primarily due to the raising of bad debt provisions of $1.3 million.

In fiscal year 2005, other operating income of $4.2 million, was primarily due to the reversal of a $5.7 million provision for doubtful accounts in respect of advances made to the NKT Flexibles joint venture.

Interest expense
In fiscal year 2007, interest expense from continuing operations increased by $18.7 million to $22.9 million from $4.2 million in fiscal year 2006. Of this increase $9.7 million was attributable to a full year's interest charge being recognized on the convertible notes, and $9.1 million of accrued late payment interest in respect of tax provisions.

In fiscal year 2006, interest expense from continuing operations increased marginally to $4.2 million from $4.0 million in fiscal year 2005. The change in fiscal year 2006 resulted from interest expense due on the issuance of the $500 million convertible notes in October 2006 offset by a reduction in interest expense attributable to repayments of our debt under the $400 million amended and restated revolving credit and guarantee facility in the first half of fiscal year 2005. The charge in fiscal year 2006 also included the impact of amortizing credit facility set-up costs of the $400 million amended and restated revolving credit and guarantee facility together with the amortization of the issuance cost of the $500 million convertible notes.

Interest income
In fiscal year 2007, interest income from continuing operations increased to $30.8 million from $18.8 million in fiscal year 2006. This increase was attributable to the interest earned during the full fiscal year on the remaining proceeds from the $500 million convertible notes.

In fiscal year 2006, interest income from continuing operations increased to $18.8 million from $3.9 million in fiscal year 2005. This increase was attributable to the interest earned on the proceeds from the issuance of the $500 million convertible notes; significant funds paid in advance for major contracts, principally in Acergy Africa and Mediterranean; and from proceeds received on the sale of discontinued operations in Acergy North America and Mexico.

Foreign currency exchange gains (losses), net
During fiscal year 2007 a foreign exchange loss was recorded of $10.1 million compared to a $0.5 million gain in fiscal year 2006. The fiscal year 2007 loss includes a gain of $10.7 million due to changes in the market value of the forward exchange contracts and the realization of forward exchange contracts which were in place as at November 30, 2006. A foreign exchange loss of $21.8 million was also recognized in fiscal year 2007 due to the revaluation and settlement of short-term intercompany balances.

During fiscal year 2006 we recorded a foreign exchange gain of $0.5 million compared to a $22.2 million loss in fiscal year 2005. The fiscal year 2006 gain included a gain of $5.7 million due to the changes in the market value of the outstanding forward exchange contracts and the realization of forward exchange contracts which were in place as at November 30, 2005. The fiscal year 2005 loss of $22.2 million included a loss of $19.8 million in respect of forward contracts relating to the termination of certain service agreements with our former parent company SNSA.

The Group expects that the same risk of substantial foreign currency fluctuations will persist throughout fiscal year 2008.

Income before minority interests and taxes
Income before minority interests and taxes in fiscal year 2007 was $354.8 million as compared to $301.8 million in fiscal year 2006 and $129.7 million in fiscal year 2005, and was affected by all the factors identified above.

The table below, however, highlights a number of significant credits (charges), which had a material impact on income before minority interest and taxes.

Significant credits (charges)

For fiscal year (in millions)	2007 $	2006 $	2005 $
Revisions of estimates on major projects	**127.9**	74.2	60.3
Charge for impairment of Group-owned long-lived tangible assets	**(0.3)**	(2.1)	(7.1)
Gain on sale of long-lived tangible assets	**13.6**	2.9	3.7
SFAS No. 133 – Forward contracts mark-to-market	**10.7**	5.7	(19.8)
Senior Management Incentive Plan charge	**(0.4)**	(3.0)	(11.1)
Accrued late payment interest in respect of tax provisions	**(9.1)**	–	–

Minority interests
In fiscal year 2007, income attributable to minority interests resulted from the joint ventures which were consolidated in the financial statements. They were the Sonamet/Sonacergy and Alto Mar Girassol ('AMG') joint ventures. In fiscal year 2007 income after taxes attributable to minority interests was $7.2 million (2006: $7.3 million; 2005: $10.4 million).

It is expected that the Sonamet/Sonacergy joint venture will be maintained for the foreseeable future, while AMG has reached a conclusion of the Girassol project.

Income tax (provision) benefit
The Group recorded a net tax charge of $199.9 million in fiscal year 2007 as compared to a net tax charge of $73.6 million in fiscal year 2006 and to a net tax charge of $12.9 million in fiscal year 2005.

The tax charge in fiscal year 2007 comprised a charge to current tax of $204.2 million and a deferred tax credit of $4.3 million. The tax charge in fiscal year 2006 comprised a charge to current tax of $69.5 million and a deferred tax charge of $4.1 million. The tax charge in fiscal year 2005 comprised a charge to current tax of $10.1 million and a deferred tax charge of $2.8 million.

The movements in the tax provision or benefit year on year are a product of the differing levels of profitability achieved in each of the many territories in which we conduct our business. The significant components of the taxation provision are referred to in the following paragraphs. The total tax rate based on profit before tax and minority interest is in fiscal year 2007 56% compared to 24% in fiscal year 2006 and 10% in fiscal year 2005.

The Group has an underlying tax rate on current year operations of 43%, calculated as the tax charge (before the accrual for ongoing tax audits and the review of uncertain tax positions of $49 million) of $150.9 million as a proportion of profit before tax and minority interests of $354.8 million, which arises primarily from the fact that a significant proportion of our profits have been generated by Acergy

Africa and Mediterranean business which has a high tax rate. This high tax rate arises from the interaction of the original contract structure and the French and West African tax regimes, which have resulted in unrelieved African withholding taxes.

As discussed more fully in Note 12 'Income tax' to the Consolidated Financial Statements, the Group reassessed its estimates of the eventual probable liabilities resulting from ongoing tax audits and accrued additional provisions for risks arising out of tax audits and enquiries in France and the Netherlands. These provisions amounted to $26 million or approximately 7% of profit before tax and minority interest. The most significant of these provisions arise from the French tax audit. The Group has made a provision of $26 million in respect of certain identified risks reflecting our best estimates of the probable liability. Additionally the Group have made further provisions of $23 million or approximately 6% of profit before tax and minority interest reflecting revised estimates of probable liabilities identified through our group-wide review of uncertain tax positions. It is possible that the ultimate resolution of these matters could result in tax charges that are materially higher or lower than the amounts accrued.

The Group's UK ship owning subsidiaries continue to be taxed within the UK tonnage tax regime. A key feature of this regime is that the commercial profits from the ship operations qualifying as tonnage tax activities are adjusted by reference to a formula linked to the tonnage of the vessels before being taxed at the UK statutory tax rate. Our tax charge reflects a net benefit of $0.5 million in the fiscal year 2007 compared to $7.1 million in the fiscal year 2006 and $3.4 million in 2005. This is compared to the UK tax that would be payable had we not elected to join the Tonnage Tax Regime. During the fiscal year 2007, the UK tax authorities started an enquiry into the amount of profits allocated to tonnage tax since 2003 (see accounts Note 12 'Income tax' to the Consolidated Financial Statements for more information).

The UK Government has recently signaled its intention to change the tonnage tax legislation with effect from April 1, 2008 following discussions with the European Commission on the interpretation of the guidelines on State Aid. Whilst we are currently evaluating the impact of this change in legislation, as currently drafted, it would exclude the ships owned by our UK ship owning companies from the UK tonnage tax regime.

The Group recognized net deferred tax assets totaling $30.3 million (2006: $17.5 million) for the tax effects of temporary differences primarily in respect of provisions and deferred interest deductions.

Additionally while the Group has potential future tax deductions, tax credits and Net Operating Losses ('NOLs') in several other countries, including the United States of America ('US') we have recorded a 100% valuation allowance against the corresponding deferred tax assets because we have determined, due to a lack of forecasted profits and a history of losses in the jurisdictions concerned, that it is not more likely than not that tax deductions will be realized based on current estimates of future taxable earnings. Across our subsidiaries, we have NOLs and similar deductions of $257.4 million, a substantial proportion of which are in the US.

The Company is an exempt 1929 Luxembourg Holding Company. The Luxembourg tax law which provides for a special tax regime for 1929 Holding Companies will expire in 2010. The Company is currently reviewing whether any structural changes will be required as a result of the expiration of this law.

Consolidated results – discontinued operations

An agreement was announced on April 12, 2005 to sell the IMR and Conventional assets that formed part of Acergy North America and Mexico businesses to Cal Dive, for $122.9 million in cash. This disposal reflected our strategy to focus on our core expertise of deepwater SURF. The sale on October 31, 2005 included seven ships which worked in the IMR segment and the shore support bases and the equipment at the bases at the Port of Iberia and at Fourchon in Louisana, which were sold for a total of $42.5 million in cash, resulting in a gain of $27.1 million. The derrick lay-barge *DLB 801* was sold on January 9, 2006 for cash proceeds of $40.5 million resulting in a gain of $16.4 million and the sale of the reel pipelay ship *Seaway Kestrel* was completed on March 15, 2006 for cash proceeds of $39.9 million resulting in a gain of $18.7 million, as described in Note 3 'Discontinued operations' and Note 8 'Assets held for sale' to the Consolidated Financial Statements. The Conventional operations closed out during fiscal year 2007.

Net income (loss) from discontinued operations

In fiscal year 2007, net income from discontinued operations were $5.9 million representing the close out of Conventional operations in Acergy North America and Mexico.

In fiscal year 2006, the loss from discontinued operations was $18.2 million offset by a gain on disposal of assets of $35.1 million resulting in net income before taxation of $16.9 million.

In fiscal year 2005, net income from discontinued operations was $33.1 million, comprising $6.0 million in income from discontinued operations and a gain on disposal of assets of $27.1 million.

Liquidity and capital resources

Cash requirements, contractual obligations and commercial commitments

Our primary cash uses are to fund working capital, acquisitions of and upgrades to long-lived tangible assets, operating expenditures and dry-docking costs.

As at November 30, 2007, the Group had available borrowing facilities of $84.4 million and together with cash balances of $582.7 million the net available liquidity was $667.1 million. This compared to net available liquidity as at November 30, 2006 of $817.5 million. The decrease was mainly attributable to the consideration paid for the repurchase of shares in Acergy S.A. ($146.8 million) and payment of dividends ($37.5 million).

Contractual obligations[(a)]

As at November 30, 2007

		Payments due by period			
(in millions)	Total $	Less than 1 year $	1-3 years $	4-5 years $	After 5 years $
Convertible notes[(b)]	500.0	–	–	–	500.0
Future interest payments[(c)]	68.7	11.6	23.1	22.8	11.2
Operating lease obligations[(d)]	339.4	107.2	131.7	70.2	30.3
Purchase obligations[(e)]	286.6	286.2	0.4	–	–
Other[(f)]	388.3	122.2	238.4	24.5	3.2
Total	1,583.0	527.2	393.6	117.5	544.7

(a) Excludes future pension costs, $140 million of the expected capital expenditure of $250 million in fiscal year 2008 as disclosed under 'Cash flows (used in) provided by investing activities and capital expenditures' below and the loan from Sonangol as disclosed in Note 15 'Long-term Debt' to the Consolidated Financial Statements.

(b) On October 11, 2006 the Group completed the launch and pricing of an offering of $500 million in aggregate principal amount of convertible notes due in fiscal year 2013 with the receipt of net proceeds after deduction of related costs of $490.8 million. The convertible notes have an annual interest rate of 2.25% payable semi-annually in arrears on April 11 and October 11 of each year up to and including fiscal year 2013. They were issued at 100% of their principal amount and unless previously redeemed, converted or cancelled will mature on October 11, 2013. The convertible notes are listed on the Euro MTF Market of the Luxembourg Stock Exchange.

(c) Our debt structure currently contains fixed rate interest debt, and therefore the Group have calculated the amount of the future interest payments based on the 2.25% interest rate on the aggregate principal amount of $500 million of convertible notes. Also included are future interest payments on the $400 million amended and restated revolving credit and guarantee facility.

(d) Excludes the following future commitments for which the lease term has not commenced: (1) *Acergy Viking* charter commencing in December 2007 for eight years ($76.0 million) with options for a further twelve years; (2) *Skandi Acergy* charter commencing in 2008 for eight years ($180.4 million) with an option for further five years; (3) *Acergy Merlin* commencing in 2008 for five years ($66.0 million) with option for further four years; (4) *Acergy Havila* commencing in 2010 for ten years ($255.0 million) with option for further ten years; (5) Aberdeen Office commencing in 2008 for 20 years ($113.8 million).

(e) Includes $110.0 million of purchase obligations in respect of capital expenditures disclosed in Note 25 'Commitments and contingencies' to the Consolidated Financial Statements.

(f) Other includes performance bonds, bid bonds, advance payment bonds, guarantees or standby letters of credit in respect of performance obligations. For further information regarding bank guarantees, see 'Off-balance sheet arrangements' below and Note 27 'Guarantees' to the Consolidated Financial Statements.

Cash management constraints

Our cash operations are managed and controlled by our treasury department, and cash surpluses and requirements are identified using consolidated cash flow forecasts. The Group do not always have the ability to freely transfer funds across international borders. For example, certain subsidiary companies in France which show a negative net asset position are unable to release funds to our treasury without approval from the Board of Directors of the relevant subsidiary. Further approval from the Central Bank of Brazil is required to obtain remittances from Brazil and access to the $48.0 million of cash held by Sonamet/Sonacergy may be limited because it would require agreement between the minority shareholder and us, as well as approval from the National Bank of Angola for Sonamet.

The main uncertainties with respect to our primary sources of funds are as follows: project related timing of cash inflows and outflows; timing of the costs relating to investment in and expansion of the fleet; the ability to agree with clients, in a timely fashion, the amounts due as claims and variation orders; and the availability of cash flows from joint ventures.

Future compliance with debt covenants

As described in Note 15 'Long-term debt' to the Consolidated Financial Statements, our credit facilities contain various financial covenants, including but not limited to, a minimum level of tangible net worth, a maximum level of net debt to earnings before interest, taxes, depreciation and amortization ('EBITDA'), a maximum level of total financial debt to tangible net worth, a minimum level of cash and cash equivalents and an interest cover covenant. The Group must meet the requirements of the financial covenants on a consolidated basis in quarterly intervals on the last day of February, May, August and November of each year. Given the improved performance of the business and the more favorable financial covenants in the new credit facilities, the Group consider, based on our latest forecasts for fiscal year 2008, that we will be able to comply with all financial covenants during fiscal year 2008.

Sources of cash

Our principal sources of funds for fiscal year 2007 have been cash from operations and proceeds from the sale of long-lived tangible assets.

Our year-end cash and cash equivalents position of $582.7 million is largely attributable to the remaining proceeds raised by the convertible notes in fiscal year 2006 and cash receipts in respect of advance billings which have been negotiated under a number of contracts. A corresponding liability, reflecting our obligations, is recorded as advance billings, to execute the corresponding work as the cash is required to complete the contracts. Therefore, our only readily available funds for ongoing operations are: (i) the available $84.4 million under the $400 million revolving credit facility; and (ii) our cash on hand and cash flows from operations going forward.

The Group consider that our ability to obtain funding from the sources described above will continue to provide the cash flows necessary to satisfy our working capital requirements and capital expenditure requirements, as well as meet our debt repayments and other financial commitments for at least the next 12 months. The Group also has the ability to raise additional debt and to issue further share capital.

The Group expect to use our cash to fund further upgrading and rejuvenation of our fleet, to provide a platform to support growth initiatives and to continue to purchase up to a maximum of 10% of our issued share capital up to a maximum consideration of $300 million.

Summary cash flows

For fiscal year (in millions)	2007 $	2006 $	2005 $
Cash and cash equivalents at the beginning of the year	**717.5**	316.0	135.0
Net cash provided by operating activities	**249.0**	38.2	271.3
Net cash (used in) provided by investing activities	**(229.8)**	(117.3)	(11.5)
Net cash (used in) provided by financing activities	**(178.7)**	468.8	(71.3)
Effect of exchange rate changes on cash and cash equivalents	**24.7**	11.8	(7.5)
Cash and cash equivalents at the end of the year	**582.7**	717.5	316.0

Cash flows provided by operating activities

Cash flow from operations is derived principally from the collection of receivables due from clients under project contracts. The timing of invoice preparation for long-term contracts is typically based on progress towards the completion of work, either defined as agreed project 'milestones' or an otherwise agreed staged payment schedule. Cash flows do not always coincide with the recognition of revenues, as clients are generally required to make advance payments at project commencement. It is our policy, when negotiating a contract, to arrange for cash to be received from the client in advance of the requirement to pay suppliers, thus ensuring a positive impact on liquidity.

Net cash provided by operating activities during fiscal year 2007 was $249.0 million compared to net cash provided by operating activities of $38.2 million during fiscal year 2006. At the end of fiscal year 2007 we had received $197.6 million in advance payments from our clients compared to $234.8 million at the end of fiscal year 2006. The major cash flow movements are disclosed further in the Consolidated Statements of Cash Flow.

The fiscal year 2007 $249.0 million of net cash provided by operating activities comprised $219.0 million generated from operating activities, dividends of $24.2 million from our non-consolidated joint ventures and a $5.8 million decrease in working capital. Average accounts receivable increased to 96 days as at November 30, 2007 from 91 days as at November 30, 2006. Average accounts payable days decreased to 90 days as at November 30, 2007 from 108 days as at November 30, 2006.

The fiscal year 2006 $38.2 million of net cash provided by operating activities comprised $246.0 million generated from operating activities, dividends of $14.8 million from our non-consolidated joint ventures offset by a $222.6 million increase in working capital. Average accounts receivable increased to 91 days as at November 30, 2006 from 81 days as at November 30, 2005. Average accounts payable days increased to 108 days as at November 30, 2006 from 107 days as at November 30, 2005.

The other year-to-year fluctuations in cash flows from operating activities for fiscal years 2007 and 2006 are attributable to fluctuations in net operating income as discussed under 'Our business segment results' above.

Cash flows (used in) provided by investing activities and capital expenditures

Net cash used in investing activities in fiscal year 2007 was $229.8 million compared to $117.3 million in fiscal year 2006 and $11.5 million in fiscal year 2005.

In fiscal year 2007, this primarily comprised net cash inflows from the sale of tangible assets of $35.3 million, net cash outflows related to the purchase of tangible assets of $245.8 million to further develop our asset base and net cash outflows of $18.9 million to increase our investments in joint ventures.

Within the normal course of our business, the Group undertakes capital expenditures with the aim of both maintaining capability and growth.

The table below sets forth information with respect to our capital expenditures for tangible assets spent in each of the last three fiscal years split between growth and maintenance.

Category of capital expenditures

For fiscal year (in millions)	2007 $	2006 $	2005 $
Growth[a]	**200.7**	75.1	38.8
Maintenance[b]	**45.1**	118.1	42.5
Total capital expenditures[c]	**245.8**	193.2	81.3

(a) Growth capital expenditure represents capital investments which add revenue generating capability, typically by either adding capacity (e.g. new ship or piece of equipment) or by upgrading or enhancing an existing asset.

(b) Maintenance capital expenditure represents capital investments which maintain our existing capacity and can take the form of equipment, facilities or safety/environmental investments.

(c) Total capital expenditures in fiscal year 2005 remain as per previous Annual Reports, however the amounts have been analysed in terms of growth and maintenance.

Capital expenditures for continuing operations represented $245.8 million for fiscal year 2007 (2006: $193.2 million; 2005: $77.3 million). Capital expenditure relating to discontinued operations included in the above table was $nil for fiscal year 2007 (2006: $nil; 2005: $4.0 million).

The above investments were made within the context of our ongoing fleet rejuvenation program ('Growth') in addition to maintaining our existing asset base to a high standard ('Maintenance').

The four largest capital expenditure projects including accruals for expenditures not yet spent during fiscal year 2007 are set out in the table below:

Asset (in millions)	Description of capital expenditure project	$
Polar Queen	Ship conversion	117.9
Pertinacia	Ship conversion	32.7
Acergy Polaris	New J-Lay tower	27.2
Toisa Proteus	Flexible lay system and ship preparation	18.3
Total		196.1

Cash used in the purchase of tangible assets was $245.8 million in fiscal year 2007, of this capital expenditure was $213.8 million and $27.5 million due to the movement in related accruals. This was marginally below the expectations of $235 million disclosed during fiscal year 2006. In fiscal year 2008 the Group expect capital expenditure of approximately $250 million of which approximately $130 million is allocated for growth and approximately $120 million for maintenance.

Net cash used in investing activities in fiscal year 2006 was $117.3 million compared to $11.5 million in fiscal year 2005. In fiscal year 2006 this primarily comprised of net cash inflows from assets sales relating to the disposals of assets to Cal Dive and Hydrodive Nigeria Limited totalling $81.1 million; less the purchase of tangible assets of $193.2 million. In fiscal year 2005, cash used primarily consisted of net cash inflows from asset sales relating to the disposals of Paragon Engineering Services, Inc,. Acergy North America and Mexico IMR business and other minor items totalling $71.7 million; less the purchase of tangible assets of $81.3 million attributable to the greater availability of funds.

Cash flows (used in) provided by financing activities

In fiscal year 2007 net cash used by financing activities was $178.7 million, compared to net cash provided by financing activities of $468.8 million in fiscal year 2006. This reduction was attributable to $490.8 million of net proceeds received from the issuance of the convertible notes in fiscal year 2006, an increase in share buy backs to $146.8 million in fiscal year 2007 from $16.5 million in fiscal year 2006 and the payment of a our first dividend to shareholders of $37.5 million in fiscal year 2007.

In fiscal year 2006 net cash provided by financing activities was $468.8 million, compared to net cash flows used in financing activities of $71.3 million in fiscal year 2005. This was primarily attributable to the $490.8 million of net proceeds from the issuance of the $500 million convertible notes in October 2006. The Group also repurchased shares to the value of $16.5 million, paid dividends of $16.3 million to minority shareholders and received $10.8 million for issue of common shares upon exercise of stock options. Additionally, there were no repayments of bank credit facilities in fiscal year 2006 as compared to $60.0 million of such repayments in fiscal year 2005.

Description of Indebtedness

The $400 million amended and restated revolving credit and guarantee facility

In fiscal year 2006 the revolving credit and guarantee facility was increased from $350 million to $400 million with the existing consortium of banks and the maturity was extended until August 10, 2011. The sub-limit for cash drawings was reduced to $100 million from $175 million. The mortgages over the secured ships were released, the provisions in the agreement relating to the security removed and the guarantee significantly simplified to offer a guarantee of the loan by Acergy S.A. only. Explicit restrictions on investments and additional financing were removed, pricing was improved, and the facility was restated in a market standard form.

The facility is used for general corporate purposes including the financing of ships, and includes the issuance of guarantees to support contract performance obligations and other operating requirements. It provides for revolving loans of up to $100 million during the first three years, reducing to $75 million for the fourth year and further reducing to $50 million for the fifth year until the final date of maturity August 10, 2011. Any unused amount under the revolving loan part of the facility is available for the issuance of guarantees as described in Note 15 'Long-term debt' to the Consolidated Financial Statements. As at November 30, 2007 there were no revolving loans drawn and $315.6 million was utilized for performance guarantees.

The facility contains certain financial covenants in respect of a minimum level of tangible net worth, a maximum level of net debt to EBITDA, a maximum level of total financial debt to tangible net worth, a minimum level of cash and cash equivalents and an interest cover covenant. The Group must meet the requirements of the financial covenants on a consolidated basis in quarterly intervals ending on the last day of February, May, August and November of each year.

In addition to the financial covenants listed above the facility also contains negative pledges with respect to accounts receivable and cash and includes representations, affirmative covenants and negative covenants which are customary for transactions of this nature and consistent with past practice. Such covenants specifically limit mergers or transfers, incurrence of other indebtedness, investments and loans, distributions to shareholders and cash and cash equivalents that are permitted to be held by non-obligors.

The facility also covers events of default which include payment defaults (subject to a three day grace period), breach of financial covenants, breach of other obligations, breach of representations and warranties, insolvency proceedings, insolvency events, illegality, unenforceability, conditions subsequent, curtailment of business, claims against an obligor's assets, appropriation of an obligor's assets, final judgments, cross-defaults to other indebtedness in excess of $5.0 million, failure to maintain exchange listing, material adverse effect, auditor's qualification, repudiation and material litigation.

The $500 million 2.25 per cent convertible notes due 2013

In fiscal year 2006, the $500 million convertible notes were placed with the receipt of net proceeds after deduction of related costs of $490.8 million.

The convertible notes have an annual interest rate of 2.25% payable semi-annually in arrears on April 11 and October 11 of each year up to and including fiscal year 2013. They were issued at 100% of their principal amount and unless previously redeemed, converted or cancelled will mature on October 11, 2013. The convertible notes are listed on the Euro MTF Market of the Luxembourg Stock Exchange.

The convertible notes are convertible into our common shares with the revised conversion price of $23.80 equivalent to 20,790,021 common shares, or approximately 10.6% of our existing issued share capital as at November 30, 2007. The conversion price will be adjusted in line with market practices for this type of instrument to provide 'fair value' adjustments such as payment of dividends and events like a change of control which can affect materially the marketability, liquidity or volatility of our common shares.

The Group also have an exercisable option which permits us to call the convertible notes after 4 years and 14 days from the date of issue if the price of our common shares exceeds 130% of the then prevailing conversion price over a specified period.

The convertible notes also include the following: unsecured but with a negative pledge provision in respect of other current and future property or asset to ensure that the convertible notes will rank equally with other debt issuances; a cross default provision subject to a minimum threshold of $10 million; and other events of default in connection with non-payment of the convertible notes; various undertakings in connection with the term of any further issuance of common shares, continuance of the listing of the common shares and the convertible notes on recognized stock exchanges, and; customary provisions for the adjustment of the conversion price.

There had been no conversions of these convertible notes as of November 30, 2007.

Off-balance sheet arrangements

Leases and bank guarantees

The Group do not engage in off-balance sheet financing in the form of special purpose entities or similar arrangements. The Group engage in operating leases in the normal course of our business in respect of ship charter hire obligations, office facilities and equipment.

The Group also arrange for bank guarantees, which collectively refer to performance bonds, bid bonds, advance payment bonds, guarantees or standby letters of credit in respect of our performance obligations to our clients in connection with our work on specific projects.

The purpose of the bank guarantees generally is to enable our clients to recover cash advances paid to us under the project contracts or to obtain cash compensation should we be unable to fulfill our performance obligations under our contracts. Bank guarantees were issued in support of our projects in fiscal year 2007 of $203.1 million (2006: $94.0 million; 2005: $164.3 million).

The $400 million amended and restated revolving credit and guarantee facility, referred to above, is available for guarantees to the extent it is not drawn as loans. As at November 30, 2007, the aggregate amount of guarantees issued under available facilities was $388.3 million, of which $315.6 million related to the $400 million revolving credit and guarantee facility as described in Note 27 'Guarantees' to the Consolidated Financial Statements. The various different bonds were issued to guarantee our project performance and that of our subsidiaries and joint ventures to third parties in the normal course of business.

In addition the Group has arrangements with a number of other financial institutions to issue bank guarantees on our behalf. As at November 30, 2007 we had an additional $30 million bank guarantee facility with Credit Industriel et Commercial Bank with no fixed expiry date and a number of unsecured local bond lines in Indonesia, Brazil and Nigeria for the sole uses of PT Acergy Indonesia, Acergy Brasil S/A and Globestar Engineering Company (Nigeria) Limited respectively. The lines are with HSBC Indonesia ($0.5 million), HSBC Bank Brasil S.A. ($40 million), First Bank of Nigeria plc ($12.6 million), Sterling Bank plc ($8.4 million) and United Bank of Africa plc ($4.2 million). The Group have a several guarantee arrangement for the repayment of 50% of the drawings under a $240 million loan taken out by the SapuraAcergy joint venture to fund the construction of the ship *Sapura 3000*, less $50 million, the risk on which is borne by the bank. This guarantee will expire and be replaced by a new several guarantee by the joint venture partners, to cover the bareboat charter to cover the loan repayments, less $50 million ($25 million per partner), once the ship goes into operation. This overall guarantee arrangement will expire on February 2, 2015.

The Group also had a several performance guarantee in place, which was in favour of the construction consortium in respect of construction costs of the ship *Sapura 3000*. This guarantee expired on February 2, 2008, when we took delivery of the ship.

Investments in and advances to non-consolidated joint ventures

As at November 30 (in millions)	Geographical Location	Acergy Group Business Segment	Ownership %	2007 $	2006 $
MPG[a]	Angola	Africa and Mediterranean	50	-	0.8
Dalia FPSO	Angola	Africa and Mediterranean	17.5	6.4	2.7
Oceon	Nigeria	Africa and Mediterranean	40	-	-
Acergy/Subsea 7	Norway	Northern Europe and Canada	50	2.5	6.3
Kingfisher D.A.[b]	Norway	Northern Europe and Canada	50	-	0.1
Acergy Havila	UK and Norway	Northern Europe and Canada	50	-	-
SapuraAcergy	Malaysia	Asia and Middle East	50	-	9.9
SHL	Cyprus	Corporate	50	53.5	27.5
NKT Flexibles	Denmark	Corporate	49	35.6	20.9
Total				**98.0**	68.2

(a) This is a project specific joint venture company for a project finished and the company will be dissolved in due course.

(b) This company owned the *Seaway Kingfisher* which has been sold and the company will be dissolved in due course.

Investments in and advances to our non-consolidated joint ventures were $98.0 million in fiscal year 2007, an increase of $29.8 million from $68.2 million in fiscal year 2006. The increase was attributable principally to our joint venture operations in SHL and NKT Flexibles offset by losses incurred in SapuraAcergy.

Description of joint ventures
The Dalia FPSO facility is a joint venture with Technip S.A. and Saipem S.A. to perform work on the Dalia field development in Block 17 offshore Angola for Total E&P Angola. The joint venture has responsibility for project management, engineering, procurement, onshore commissioning and offshore hook-up of the FPSO.

Under the Acergy/Subsea 7 joint venture the Group included the result of the FTP and H7 By-Pass projects and a new consortium agreement which is being executed in the North Sea. All of which are independent project specific joint ventures.

The Group established the SapuraAcergy joint venture with SapuraCrest Petroleum Berhad, to take over the build and operation of the *Sapura 3000*, a new heavy lift and pipelay ship designed to be one of the most advanced deepwater construction ship in the growing Asia Pacific region. The ship has successfully completed sea trials and is expected to commence the offshore phase of the Kikeh project in first quarter of fiscal year 2008. During the fiscal year 2007, the $150 million loan taken out by the joint venture to partially fund the construction of the *Sapura 3000* was refinanced into a $200 million term loan with an additional $40 million revolving credit facility. The Group have issued a several guarantee in respect of this loan, less $50 million, the risk on which is borne by the bank.

The Group offer heavy lift floating crane services through SHL. SHL charters the heavy lift barge *Stanislav Yudin* from a subsidiary of Lukoil Kaliningradmorneft plc, our joint venture partner in SHL. The barge operates worldwide providing heavy lift services to a range of offshore companies, including occasional projects for the Group. A higher level of activity is expected in fiscal year 2008, to that experienced in fiscal year 2007 as the barge made a scheduled dry-dock at the beginning of the fiscal year 2007. A new build, heavy lift ship *Oleg Strashnov* is under construction and the ship is expected to be in operation in 2010. The Group increased our investment in SHL during fiscal year 2007 to contribute to the construction costs of this ship. In addition to this increase in shareholder contribution, SHL took out a term loan, revolving credit and guarantee facility on May 25, 2007. The term loans are for up to €140 million and $180 million, and the revolving credit and guarantee facility for up to $33 million. There is no recourse back to the Group in respect of this facility.

NKT Flexibles manufacture flexible flowlines and dynamic flexible risers. Until fiscal year 2005, the joint venture had reported operating losses for several years. In order to ensure the operational solvency of the joint venture, we made short-term cash advances during fiscal year 2005 of $2.0 million. In fiscal year 2005, a provision of $5.7 million was released as the prospects of this joint venture had improved. In fiscal year 2006, the joint venture experienced an improvement due to the market increase in demand for flexible flowlines and flexible risers. In fiscal year 2007, our share of net income was $17.7 million and a dividend of $6.3 million has been received.

In fiscal year 2007, a new joint venture Acergy Havila Limited was set up with Havila Shipping ASA to construct a "state-of-the-art" dive support ship. Upon delivery in 2010, Acergy will charter the ship from Acergy Havila Limited for a firm period of 10 years and has an option to purchase or extend the charter. The addition of this new diving ship continues our fleet rejuvenation programme and adds an industry leading asset to our operations in Northern Europe and Canada. This key asset is expected to help win challenging SURF projects and to enable the Group to undertake pipeline tie-in, hyperbaric welding and IRM work from a ship is expected to differentiate Acergy from its competitors in terms of safety, efficiency and productivity.

During fiscal year 2007, a Nigerian joint venture, Global Oceon Engineers Nigeria Limited ('Oceon') was founded with Petrolog Engineering Services Limited, an established Nigerian contractor, as partner. The purpose of Oceon is to provide engineering support for future shallow and deepwater projects to be executed in Nigeria, and therefore strengthen Acergy and Mediterranean's presence in the country.

The rest of our joint ventures have been formed either with a national oil company, or on a project-specific basis to enhance the range of services provided to the client.

Where joint ventures are project-specific, we will typically be obliged to contribute our proportionate share of funding requirements. In addition we may be liable for the failure of our joint venture partners to fulfil their obligations. We will in the normal course of our joint venture operations also have an obligation to meet our proportionate share of funding needs in long-term joint ventures. However such joint venture investments would require unanimity among the joint venture partners.

Legal, regulatory and insurance matters

Bateman

The Group received a claim from Bateman Oil & Gas BV ('Bateman'), the company which acquired Paragon Litwin S.A., our former engineering subsidiary, on June 9, 2004. Bateman is claiming an amount of $20 million on the grounds of alleged misrepresentation when the business was sold, and on February 17, 2006 referred the claim for arbitration. A hearing was held on January, 14-17, 2008 and we expect that the conclusions should be known during the course of summer 2008. The Group consider that the claim has no merit and it is not considered probable that we will suffer a material loss as a consequence of this legal action. The Group therefore recorded no provision for this claim.

Other matters

In the course of our business, we become involved in contract disputes from time-to-time due to the nature of our activities as a contracting business involved in several long-term projects at any given time. The Group raise provisions to cover the expected risk of loss to the extent that negative outcomes are likely and reliable estimates can be made. However, the final outcomes of these contract disputes are subject to uncertainties as to whether or not they develop into a formal legal action and therefore the resulting liabilities may exceed the liability we may anticipate.

Furthermore, we are involved in legal proceedings from time to time incidental to the ordinary conduct of our business. Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. It is reasonably possible that the final resolution of any litigation could require us to make additional expenditures in excess of reserves that we may establish. In the ordinary course of business, various claims, suits and complaints have been filed against us in addition to the ones specifically referred to above. Although the final resolution of any such other matters could have a material effect on our operating results for a particular reporting period, we believe that they should not materially affect our consolidated financial position.

For accounting purposes, we expense legal costs as they are incurred.

Subsequent events

On February 6, 2008 our Board resolved to recommend the payment of a dividend of 21 cents per common share, subject to shareholder approval at the Annual General Meeting. As at February 13, 2008 the Group made no additional purchases of common shares under the Group's buy back program.

Research and development and intellectual property

To support our engineering and operational activities, we hold a number of patents, trademarks, software and other intellectual property. The Group has 84 patents in force in 20 countries, and currently has a portfolio of 112 additional developments under patent application. A limited number of our patents are held in common with other industrial partners. The Group also conducts some of our operations under licensing agreements allowing us to make use of specific techniques or equipment patented by third parties. The Group do not consider that any one patent or technology represents a significant percentage of our net operating revenue.

Our research and development programs have concentrated on the requirements of our clients, who are constantly seeking to develop oil and gas reserves in deeper waters, and on increasing the efficiency of our offshore equipment and operations. The Group have research and development programs aimed at developing new technologies and extending existing technologies for the installation, repair and maintenance of offshore structures, particularly underwater pipelines and risers. Our research and development activities are in general carried out internally using both dedicated research personnel and as part of specific offshore construction projects. External research and development, where appropriate, is performed either through strategic technological alliances or via joint industry collaborative projects. Our expenditure on group-sponsored research and development, excluding programs undertaken as part of specific offshore construction projects, in fiscal year 2007 was $4.2 million (2006: $3.1 million; 2005: $1.7 million). The increase in fiscal year 2007 of $1.1 million compared to fiscal year 2006 was due to increased research and development on pipeline and riser related issues, including a number of small joint industry projects.

Inflation

Our business transactions in high-inflation countries are substantially denominated in stable currencies, such as the US dollar, and inflation therefore does not materially affect the consolidated financial results.

Foreign exchange risk management

Our reporting currency is the US dollar. The majority of net operating expenses are denominated in the functional currency of the individual operating subsidiaries. The US dollar is the functional currency of the most significant subsidiaries within Acergy North America and Mexico, Acergy South America and Acergy Asia and Middle East. In Acergy Africa and Mediterranean, the functional currencies are the Euro and US dollar. In Acergy Northern Europe and Canada, the functional currencies are the Norwegian krone, the British pound sterling and the US dollar. Our exposure to currency rate fluctuations results from our net investments in foreign subsidiaries, primarily in the United Kingdom, Norway, France and Brazil, and from our share of the local currency earnings in our operations in Acergy Africa and Mediterranean, Acergy Northern Europe and Canada and Acergy South America. The Group do not use derivative instruments to hedge the value of investments in foreign subsidiaries. The net translation adjustments net of tax arising on the above currency exposures were gains (losses) for fiscal year 2007 of $29.1 million (2006: $13.0 million; 2005: $(6.1) million). The increase of $16.1 million compared to fiscal year 2006 was mainly attributable to the weakening of the US dollar. These are recorded in AOCI in the Consolidated Statements of Changes in Shareholders' Equity.

The Group are also exposed to fluctuations in several other currencies resulting from operating exposures and one-off liabilities. Our currency rate exposure policy prescribes the range of allowable hedging activity. The Group primarily use forward exchange contracts to hedge capital expenditures and operational non-functional currency exposures on a continuing basis for periods consistent with our committed exposures. As described in 'Critical accounting policies – Accounting for derivatives' we have designated certain hedges as accounting hedges in accordance with SFAS No. 133 and have accounted for the effect of mark-to-market valuations through AOCI in the accompanying Consolidated Statements of Changes in Shareholders' Equity when it is appropriate to do so. Where hedges cannot be designated as accounting hedges in accordance with SFAS No. 133, the effect of the mark-to-market valuations are accounted for through our Consolidated Statements of Operations. The Group do not engage in currency speculation.

Interest rate risk management
Our exposure to third party interest rate fluctuations result primarily from floating-rate credit facilities tied to London Inter Bank Offer Rate (LIBOR). At the end of the fiscal year 2007 the Group had not made drawings on any facilities nor did it have any interest rate derivative instruments. Surplus cash was invested with short term maturities on the money markets.

Value-at-Risk
The Group use a value-at-risk ('VAR') model to estimate the maximum potential counterparty loss on financial instruments that could occur from adverse movements in either interest rates or foreign exchange rates. The VAR model uses historical foreign exchange rates and interest rates to estimate the volatility and correlation of these rates in future periods. It estimates a potential one-day loss in the fair market value of the instruments using statistical modelling techniques and including substantially all market risk exposures, specifically excluding joint venture investments. The VAR model estimates were made assuming normal market conditions and a 95% confidence level.

The 95% confidence level signifies our degree of confidence that actual losses would not exceed the estimated losses shown in the table below. The amounts shown here disregard the possibility that interest rates and foreign currency rates could move favorably. The VAR model assumes that all movements in these rates would be adverse. Actual experience has shown that gains and losses tend to offset each other over time, and it is unlikely that we could experience losses such as these over an extended period of time in the event of a counter party default. These amounts should not be considered to be projections of future losses, since actual results may differ significantly depending upon activity in the global financial markets.

The fair value losses shown in the table below have no impact on our results or financial condition.

VAR

As at November 30 (in millions)	2007 $	2006 $
Foreign exchange	**0.6**	0.1

VAR in fiscal year 2007 increased to $0.6 million from $0.1 million in fiscal year 2006. This was partly due to the significant increase in the financial instruments held by us and partly due to an increase in the historic volatility of the currency paid in fiscal year 2007.

A discussion of our accounting policies for financial instruments is included above in 'Critical accounting policies – Accounting for derivatives' above and in Note 2 'Accounting policies' to the Consolidated Financial Statements. Disclosure relating to financial instruments is included in Note 26 'Financial instruments' to the Consolidated Financial Statements.

Impact of recently issued but not yet adopted accounting standards
As the Group will be converting to IFRS from December 1, 2007, we will not be assessing the future impact of the following recently issued but not yet adopted new accounting policies: SFAS No. 141(R) 'Business Combinations'; SFAS No. 159 'The Fair Value Option for Financial Assets and Financial Liabilities'; SFAS No. 160 'Non-controlling Interests in Consolidated Financial Statements'; and FASB Interpretation No. 48, ('FIN 48') 'Accounting for Uncertainty in Income Taxes'.

International Financial Reporting Standards
Acergy S.A. is domiciled and registered in Luxembourg and the Luxembourg authorities have granted an exemption from the requirement to adopt International Financial Reporting Standards ('IFRS') until the accounting period beginning on or after January 1, 2007. IFRS has been adopted on December 1, 2007 and the Group will publish comparative Consolidated Financial Statements for fiscal year ended November 30, 2007 in the Group's 2008 Annual Report. IFRS has replaced accounting principles generally accepted in the United States of America as our reporting framework with effect from December 1, 2007.

Changes in share capital
In fiscal year 2007 a total of 3,403,865 share options were exercised, raising gross proceeds of $14.3 million. Treasury stock of 2,957,018 were issued together with 446,847 new common shares. A total of 8,098,625 common shares were repurchased for a total consideration of $146.8 million.

In fiscal year 2006 a total of 1,744,533 share options were exercised, raising gross proceeds of $10.8 million. A total of 914,800 shares were repurchased for a total consideration of $16.5 million.

Any shares repurchased will either be cancelled, subject to shareholder approval, or held as treasury shares to meet obligations arising under the convertible notes or any employee share option schemes.

Related party transactions
Stolt-Nielsen S.A. ('SNSA') sold its remaining shareholding in Acergy in fiscal year 2005 on January 13, 2005. Consequently SNSA were no longer a related party for fiscal years 2007 and 2006.

Corporate services agreement
Pursuant to a corporate services agreement, during fiscal years 2007, 2006 and 2005, SNSA supplied, through a subsidiary, risk management services to the Group. The fee for these services is subject to negotiation and agreement between the Group and SNSA on an annual basis.

During fiscal year 2005 SNSA supplied risk management services between December 1, 2004 and January 13, 2005. In addition and, until the end of June 2005, accounting services were provided by SNSA to the Group for a lump sum fee and partly for an annual fee based on costs incurred in rendering those services. The fees for these management services were $0.3 million for the period to January 13, 2005. The fees were included as a component of SG&A expenses in the Consolidated Statements of Operations.

Other (receipts) charges
In addition to the above corporate services, SNSA provided various other services to us, including certain types of insurance coverage, payroll administration, and information technology. SNSA received a reimbursement of the cost of insurance premiums of $2.4 million and a charge of total service fees of $0.5 million mainly related to management services during fiscal year 2005.

Captive insurance company
SNSA owns Marlowe Insurance Ltd., a Bermuda captive insurance company ('Marlowe') through which certain of our interests were insured. A wholly-owned subsidiary of SNSA owns all of the common stock of Marlowe and we owned one class of non-voting preference shares. In light of SNSA's phased sale of its holdings of our stock, during 2005 the Group ceased to acquire insurance from or through

Marlowe with effect from the expiration of the various insurance policies placed with or through Marlowe. As at November 30, 2007 the Group have settled our account with Marlowe and disposed of our minority shareholding in Marlowe. There was no gain or loss as a result of this settlement.

Service mark agreement
The Company and SNSA were parties to an agreement under which we were granted the right to use the Stolt name and logo, without payment of any royalty. However, because SNSA sold its interest in us, the Company were obliged to change our name and logo at SNSA's request. It was agreed with SNSA that the name and logo could be used until August 31, 2006. The Company changed its name from 'Stolt Offshore S.A.' to 'Acergy S.A.', effective on April 10, 2006.

Other matters
The Group routinely engage in transactions with a range of other related parties whose relationship with us arises through the joint ventures discussed above in 'investments in and long-term funding to non-consolidated joint ventures'.

Financial Statements

Selected Consolidated Financial Data

Statement of operations
For fiscal year ended November 30

(in millions, except per share data)	2007 $	2006 $	2005 $	2004 $	2003 $
Net operating revenue from continuing operations	**2,663.4**	2,124.2	1,483.3	1,099.6	1,299.4
Net operating income (loss) from continuing operations	**357.0**	286.7	152.0	67.9	(356.7)
Income (loss) from continuing operations	**147.7**	220.9	106.4	44.9	(393.2)
Income (loss) from discontinued operations	**5.9**	15.8	33.1	(39.8)	(24.9)
Net income (loss)	**153.6**	236.7	139.5	5.1	(418.1)
Net income (loss) per common share and common share equivalent					
Basic:					
Continuing operations	**0.78**	1.15	0.56	0.28	(4.25)
Discontinued operations	**0.03**	0.08	0.17	(0.25)	(0.26)
Net income (loss)	**0.81**	1.23	0.73	0.03	(4.51)
Diluted:					
Continuing operations	**0.74**	1.10	0.54	0.28	(4.25)
Discontinued operations	**0.03**	0.08	0.17	(0.25)	(0.26)
Net income (loss)	**0.77**	1.18	0.71	0.03	(4.51)
Weighted average number of common shares and common share equivalents outstanding:					
Basic	**188.4**	192.7	191.1	157.6	92.6
Diluted	**213.3**	201.1	195.5	159.5	92.6

Balance sheet
As at November 30

(in millions, except per share data)	2007 $	2006 $	2005 $	2004 $	2003 $
Current assets	**1,435.1**	1,403.6	827.0	502.8	633.8
Non-current assets	**986.4**	805.6	557.5	606.2	608.9
Total assets	**2,421.5**	2,209.2	1,384.5	1,109.0	1,242.7
Current liabilities	**1,082.0**	919.5	843.8	643.8	793.6
Long-term debt and capital lease obligations	**506.3**	507.1	8.7	69.7	293.5
Deferred long-term taxes, accrued pensions and other long-term liabilities	**104.5**	82.9	76.3	80.9	48.3
Shareholders' equity	**728.7**	699.7	455.7	314.6	107.3
Book value per common share	**3.88**	3.63	2.37	1.65	1.16
Total number of common shares outstanding	**188.0**	192.7	191.9	190.5	92.6

Report of Independent Registered Public Accounting Firm

To the Board of Directors and shareholders of Acergy S.A.

We have audited the accompanying consolidated balance sheets of Acergy S.A. (a Luxembourg company) and subsidiaries (the "Group") as of November 30, 2007 and 2006, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended November 30, 2007. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as at November 30, 2007 and 2006, and the results of its operations and cash flows for each of the three years in the period ended November 30, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 13 to the Consolidated Financial Statements, effective November 30, 2007, the Group adopted Statement of Financial Accounting Standard No. 158 'Employers' Accounting for Defined Benefit Pension and other Post Retirement Plans'.

As discussed in Note 23 to the Consolidated Financial Statements, effective December 1, 2005, the Group changed its method of accounting for share-based payments upon the adoption of Standard of Financial Accounting Standards No. 123 (revised 2004) 'Share-Based Payment'.

Deloitte & Touche LLP
London, United Kingdom
February 25, 2008

Consolidated Statements of Operations

For the fiscal year ended November 30

(in millions, except per share data)	Note[a]	2007 $	2006 $	2005 $
Net operating revenue from continuing operations		**2,663.4**	2,124.2	1,483.3
Operating expenses		**(2,122.3)**	(1,695.2)	(1,217.7)
Gross profit		**541.1**	429.0	265.6
Share in net income of non-consolidated joint ventures	11	**31.3**	41.3	26.9
Selling, general and administrative expenses		**(227.7)**	(183.9)	(147.0)
Impairment of long-lived tangible assets	9	**(0.3)**	(2.1)	(7.1)
Restructuring credits (charges)	18	**-**	-	1.9
Gains on disposal of long-lived tangible assets and subsidiaries, net	8	**12.2**	3.9	7.5
Other operating income (loss), net		**0.4**	(1.5)	4.2
Net operating income from continuing operations		**357.0**	286.7	152.0
Interest expense		**(22.9)**	(4.2)	(4.0)
Interest income		**30.8**	18.8	3.9
Foreign currency exchange gains (losses), net		**(10.1)**	0.5	(22.2)
Income before minority interests and taxes from continuing operations		**354.8**	301.8	129.7
Minority interests		**(7.2)**	(7.3)	(10.4)
Income before income taxes from continuing operations		**347.6**	294.5	119.3
Income tax provision	12	**(199.9)**	(73.6)	(12.9)
Income from continuing operations		**147.7**	220.9	106.4
Discontinued operations:	3			
Income (loss) from discontinued operations before taxation		**5.9**	(18.2)	6.0
Gain on disposal of discontinued operations before taxation		**-**	35.1	27.1
Income tax provision		**-**	(1.1)	-
Income from discontinued operations		**5.9**	15.8	33.1
Net income		**153.6**	236.7	139.5
Earnings per common share				
Net income per common share and common share equivalent:				
Basic:				
Continuing operations		**0.78**	1.15	0.56
Discontinued operations		**0.03**	0.08	0.17
Net income		**0.81**	1.23	0.73
Diluted:				
Continuing operations		**0.74**	1.10	0.54
Discontinued operations		**0.03**	0.08	0.17
Net income		**0.77**	1.18	0.71
Weighted average number of common shares and common share equivalents outstanding:				
Basic	22	**188.4**	192.7	191.1
Diluted	22	**213.3**	201.1	195.5

(a) The accompanying notes are an integral part of these Consolidated Financial Statements.

Financial Statements

Consolidated Balance Sheets

As at November 30

(in millions)	Note[a]	2007 $	2006 $
Assets			
Current assets:			
Cash and cash equivalents		**582.7**	717.5
Restricted cash deposits	4	**8.9**	4.1
Trade receivables (net of allowance for doubtful accounts)	5	**707.9**	546.1
Inventories and work-in-progress	6	**30.6**	23.5
Receivables due and short-term advances to non-consolidated joint ventures	11	**17.5**	11.6
Deferred taxes	12	**30.7**	22.9
Prepaid expenses and other current assets		**55.7**	61.2
Assets held for sale	8	**1.1**	16.7
Total current assets		**1,435.1**	1,403.6
Tangible assets	9	**1,311.8**	1,096.6
Less accumulated depreciation and amortization	9	**(524.0)**	(451.0)
Total tangible assets, net		**787.8**	645.6
Restricted cash deposits	4	**–**	20.1
Other intangible assets	10	**3.7**	4.1
Deposits and non-current prepayments and receivables		**77.4**	53.6
Investments in and advances to non-consolidated joint ventures	11	**98.0**	68.2
Deferred taxes	12	**17.5**	8.1
Prepaid pension asset	13	**2.0**	5.9
Total assets		**2,421.5**	2,209.2
Liabilities and shareholders' equity			
Current liabilities:			
Current maturities of long-term debt	15	**3.2**	2.4
Accounts payable and accrued liabilities	16	**523.0**	525.8
Accrued salaries and benefits		**110.0**	75.6
Advance billings		**197.6**	234.8
Deferred taxes	12	**4.1**	6.6
Other current liabilities		**86.8**	61.7
Tax payable		**157.3**	12.6
Total current liabilities		**1,082.0**	919.5
Long-term debt	15	**506.3**	507.1
Deferred taxes	12	**13.8**	6.9
Other long-term liabilities		**35.8**	27.8
Accrued pension liability	13	**36.8**	29.5
Minority interests		**18.1**	18.7
Commitments and contingencies	25	**-**	-
Shareholders' equity:			
Common shares[b]	21	**389.9**	389.0
Treasury shares	21	**(111.2)**	(17.5)
Paid-in surplus		**488.9**	475.0
Accumulated deficit		**(79.5)**	(154.3)
Accumulated other comprehensive income		**40.6**	7.5
Total shareholders' equity		**728.7**	699.7
Total liabilities and shareholders' equity		**2,421.5**	2,209.2

(a) The accompanying notes are an integral part of these Consolidated Financial Statements.

(b) Common shares (par value $2; authorized shares: 230.0 million; issued: 195.0 million (2006: 194.5 million); outstanding 188.0 million (2006: 192.7 million)).

Consolidated Statement of Changes in Shareholders' Equity

As at November 30

(in millions, except share data)	Common shares $	Treasury shares $	Paid-in surplus $	Accumulated deficit $	Accumulated other comprehensive income (loss) $	Total share-holders' equity $	Compre-hensive income (loss) $
At December 1, 2004	382.8	(1.0)	449.3	(530.5)	14.0	314.6	
Stock-based compensation	–	–	9.5	–	–	9.5	
Net income	–	–	–	139.5	–	139.5	139.5
Release of deferred gains in respect of derivative instruments (net of tax of $nil)	–	–	–	–	(0.6)	(0.6)	(0.6)
Share of other comprehensive loss of non-consolidated joint ventures (net of tax of $nil)	–	–	–	–	(4.1)	(4.1)	(4.1)
Minimum pension liability adjustment (net of tax of $0.7 million)	–	–	–	–	(2.5)	(2.5)	(2.5)
Translation adjustments, net	–	–	–	–	(6.1)	(6.1)	(6.1)
Comprehensive income	–	–	–	–	–	–	126.2
Exercise of share options	2.7	–	2.7	–	–	5.4	
At November 30, 2005	385.5	(1.0)	461.5	(391.0)	0.7	455.7	
Stock-based compensation	–	–	6.2	–	–	6.2	
Net income	–	–	–	236.7	–	236.7	236.7
Deferred gains in respect of derivative instruments (net of tax of $0.8 million)	–	–	–	–	4.0	4.0	4.0
Share of other comprehensive loss of non-consolidated joint ventures (net of tax of $nil)	–	–	–	–	0.3	0.3	0.3
Minimum pension liability adjustment (net of tax of $5.0 million)	–	–	–	–	(10.5)	(10.5)	(10.5)
Translation adjustments, net (net of $1.3 million gain realized on liquidation of a foreign entity)	–	–	–	–	13.0	13.0	13.0
Comprehensive income	–	–	–	–	–	–	243.5
Purchase of 914,800 treasury shares at market value	–	(16.5)	–	–	–	(16.5)	
Exercise of share options	3.5	–	7.3	–	–	10.8	
At November 30, 2006	389.0	(17.5)	475.0	(154.3)	7.5	699.7	
Stock-based compensation	–	–	**12.4**	–	–	**12.4**	
Net income	–	–	–	**153.6**	–	**153.6**	**153.6**
Deferred gains in respect of derivative instruments (net of tax of $1.0 million)	–	–	–	–	**4.7**	**4.7**	**4.7**
Share of other comprehensive loss of non-consolidated joint ventures (net of tax of $nil)	–	–	–	–	**(0.2)**	**(0.2)**	**(0.2)**
Minimum pension liability adjustment (net of tax of $4.9 million)	–	–	–	–	**11.7**	**11.7**	**11.7**
Translation adjustments, net (net of $1.4 million gain realized on liquidation of a foreign entity)	–	–	–	–	**29.1**	**29.1**	**29.1**
Comprehensive income	–	–	–	–	–	–	**198.9**
Adoption of SFAS No. 158 (net of tax $4.7 million)	–	–	–	–	**(12.2)**	**(12.2)**	
Purchase of 8,098,625 treasury shares at market value	–	**(146.8)**	–	–	–	**(146.8)**	
Sale of 2,957,018 treasury shares for proceeds of $11.8 million	–	**53.1**	–	**(41.3)**	–	**11.8**	
Dividends paid (20 cents per common share)	–	–	–	**(37.5)**	–	**(37.5)**	
Exercise of share options	**0.9**	–	**1.5**	–	–	**2.4**	
At November 30, 2007	**389.9**	**(111.2)**	**488.9**	**(79.5)**	**40.6**	**728.7**	

Accumulated Other Comprehensive Income (Loss)
For fiscal year ended November 30

(in millions)	2007 $	2006 $	2005 $
Pensions	**(15.5)**	(15.0)	(4.5)
Deferred gains on derivative instruments	**8.9**	4.2	0.2
Share of comprehensive gain (loss) of non-consolidated joint ventures	**–**	0.2	(0.1)
Translation adjustments, net	**47.2**	18.1	5.1
Total	**40.6**	7.5	0.7

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Cash Flow

For the fiscal year ended November 30

(in millions)	2007 $	2006 $	2005 $
Cash flows provided by (used in) operating activities			
Net income	**153.6**	236.7	139.5
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**77.8**	58.6	58.6
Amortization of dry-docking costs	**15.5**	14.8	12.5
Impairment of long-lived tangible assets	**0.3**	2.1	7.1
Share in net income of non-consolidated joint ventures	**(31.3)**	(41.3)	(26.9)
Dividends from non-consolidated joint ventures	**24.2**	14.8	14.0
Minority interest in consolidated subsidiaries	**7.2**	7.3	10.4
Share based compensation charge	**12.4**	6.2	9.5
Deferred tax	**(4.3)**	4.1	2.8
Gain on sale of long-lived assets	**(13.6)**	(38.0)	(30.8)
Gain (loss) on sale of subsidiaries	**1.4**	(1.0)	(3.8)
Proceeds from insurance claim	**-**	(3.5)	-
Changes in operating assets and liabilities, net of acquisitions:			
Trade receivables	**(97.4)**	(128.9)	(156.8)
Prepaid expenses, other current assets and long-term receivables	**5.5**	(29.1)	(7.4)
Net realized mark-to-market hedging transactions	**4.6**	4.0	(0.6)
Inventories and work-in-progress	**(6.6)**	0.6	(1.7)
Accounts payable and accrued liabilities	**36.1**	13.3	98.0
Tax payable	**145.8**	(18.4)	8.1
Advance billings	**(74.9)**	(56.0)	139.7
Accrued salaries and benefits	**(2.1)**	12.5	7.3
Other short-term and other long-term liabilities	**10.0**	(7.0)	8.5
Payments of dry-docking costs	**(15.2)**	(13.6)	(16.7)
Net cash provided by operating activities	**249.0**	38.2	271.3
Cash flows provided by (used in) investing activities			
Proceeds from sale of subsidiaries, net of cash disposed	**-**	1.7	19.9
Proceeds from sale of tangible assets	**35.3**	81.1	51.8
Proceeds from insurance claim	**-**	3.5	-
Purchase of tangible assets	**(245.8)**	(193.2)	(81.3)
Investment in non-consolidated equity investees	**(18.9)**	-	-
Advances to non-consolidated joint ventures	**(0.4)**	(11.5)	(1.9)
Repayments from non-consolidated joint ventures	**-**	1.1	-
Net cash (used in) provided by investing activities	**(229.8)**	(117.3)	(11.5)
Cash flows provided by (used in) financing activities			
Repayments of existing bank credit facilities	**-**	-	(60.0)
Convertible debt, net of issuance costs	**-**	490.8	-
Loan from minority interest shareholder	**-**	-	(0.2)
Share buy backs	**(146.8)**	(16.5)	-
Payments of dividends to shareholders	**(37.5)**	-	-
Exercise of share options	**14.3**	10.8	5.5
Dividends paid to minority interests	**(8.7)**	(16.3)	(16.6)
Net cash (used in) provided by financing activities	**(178.7)**	468.8	(71.3)
Effect of exchange rate changes on cash and cash equivalents	**24.7**	11.8	(7.5)
Net (decrease) increase in cash and cash equivalents	**(134.8)**	401.5	181.0
Cash and cash equivalents at beginning of year	**717.5**	316.0	135.0
Cash and cash equivalents at end of year	**582.7**	717.5	316.0

The accompanying notes are an integral part of these Consolidated Financial Statements. Details of non-cash transactions are provided in Note 2 to the Consolidated Financial Statements.

Notes to the Consolidated Financial Statements

1. The Group
Acergy S.A., a Luxembourg company, together with its subsidiaries (collectively, 'we', 'our' or 'us') is one of the largest offshore services contractors in the world based on revenues. We are a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments.

The market for our services is dependent upon the success of exploration and the level of investment in offshore exploration and production by the major oil companies. Such investment is cyclical in nature.

2. Accounting policies

Principles of consolidation
The Consolidated Financial Statements, reported in US dollars, have been prepared in accordance with accounting principles generally accepted in the United States of America ('US GAAP'), and include the accounts of all majority-owned companies in which we have operating control and which are not variable interest entities, as well as variable interest entities for which we are the primary beneficiary. All intra-group transactions and balances have been eliminated.

We have invested in several joint ventures. These include Nautical Vessels Pte Limited and SapuraAcergy Sdn Bhd (collectively 'SapuraAcergy'), Seaway Heavy Lifting ('SHL'), NKT Flexibles I/S ('NKT Flexibles'), Global Oceon Engineers Nigeria Limited ('Oceon'), Acergy Havila Limited ('Acergy Havila') and project-specific joint ventures. In these joint ventures, we have economic and voting interests of 17.5% to 50%.

Investments in non-consolidated joint ventures are accounted for under the equity method. Losses are accrued in excess of the investment value for such entities only when we are committed to provide ongoing financial support to the joint ventures.

In accordance with Interpretation No. 46 'Consolidation of Variable Interest Entities, and Interpretation of ARB No. 51' ('FIN 46R'), we commenced consolidating Sonamet Industrial S.A.R.L. ('Sonamet'), and Sonacergy Serviços E Construções Petrolíferas Lda ('Sonacergy') from May 31, 2004.

Presentation of financial statements
Following a review of the various types of expenses included in the operating and overhead expense categories, the costs associated with running of various business segment offices have been taken out of operating expenses and included in SG&A. The rationale of this change is that the aforementioned costs are not directly related to operational activity. Consequently there has been a reclassification from operating expenses to SG&A in the fiscal year 2007 of $39.1 million (2006: $34.5 million; 2005 $27.1 million).

Use of estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the dates of the financial statements and the reported amounts of revenues and expenses.

In the preparation of these Consolidated Financial Statements, estimates and assumptions have been made by management including costs to complete projects, an assessment of percentage-of-completion of projects, recognition of revenue in respect of variation orders and claims, the selection of useful lives of tangible and intangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for trade receivables, the carrying value of non-consolidated joint ventures, income tax valuation allowances, income tax contingencies, provisions for legal disputes and assessment of the probability of occurrence of hedged transactions. Actual results could differ from those estimates.

The financial reporting of contracts depends on estimates, which are assessed continually during the term of these contracts. Recognized revenues and income are subject to revisions as the contract progresses to completion and refinements in estimates are reflected in the period in which the facts that give rise to the revision become known. Additional information that enhances and refines the estimating process that is obtained after the balance sheet date, but before issuance of the financial statements is reflected in the financial statements. The positive impact on gross profit from continuing operations of significant revisions to contract estimates in fiscal year 2007 was $127.9 million (2006: $74.2 million; 2005: $60.3 million). The positive/(adverse) impact on gross profit from discontinued operations of significant revisions to contract estimates in fiscal year 2007 was $10.1 million (2006: $(18.7) million; 2005: $(15.4) million). The pretax effect of these revisions to basic earnings per share for continuing operations in fiscal year 2007 was $0.68 (2006: $0.39; 2005: $0.32). These effects also reflect adjustments recorded in respect of events, claim settlements and revisions of cost estimates, which took place during the time period between the fiscal year-end and the publication of our financial statements unless the underlying event is outside the normal exposure and risk aspects of the contract in which case if material the event is disclosed as a subsequent event in Note 28 to the Consolidated Financial Statements.

Revenue recognition
Long-term contracts are accounted for using the percentage-of-completion method. Statement of Position 81-1 'Accounting for Performance of Certain Construction-Type Contracts' is applied. Revenue and gross profit are recognized each period based upon the advancement of the work-in-progress unless the stage of completion is insufficient to enable a reasonably certain forecast of gross profit to be established. In such cases, no gross profit is recognized during the period. The percentage-of-completion is calculated based on the ratio of costs incurred to date to total estimated costs, taking into account the level of completion. The percentage-of-completion method requires us to make reasonably dependable estimates of progress toward completion of contract revenues and contract costs. Provisions for anticipated losses are made in the period in which they become known.

2. Accounting policies (continued)

Revenue recognition (continued)
A major portion of revenue is billed under fixed-price contracts. However, due to the nature of the services performed, variation orders and claims are commonly billed to clients in the normal course of business and are recognized as contract revenue where recovery is probable and can be reasonably estimated. In addition, some contracts contain incentive provisions based upon performance in relation to established targets, which are recognized in the contract estimates when the targets are achieved. As at November 30, 2007 $2.6 million (2006: $nil; 2005: $nil) of revenue relating to unagreed claims was included in reported revenue or receivables that has not been subsequently collected in full.

During the course of multi-year projects the accounting estimates for the current period and/or future periods may change. The effect of such a change, which can be upward as well as downward, is accounted for in the period of change and the cumulative income recognized to date is adjusted to reflect the latest estimates. These revisions to estimates will not result in restating amounts in previous periods. Revisions of estimates are calculated on a regular basis.

Operating revenue is reported on a gross basis with regard to any related expenses in accordance with EITF Issue No. 99-19 'Reporting Revenue Gross as a Principal versus Net as an Agent'. Operating expenses were reported in fiscal year 2007 of $2,122.3 million (2006: $1,695.2 million; 2005: $1,217.7 million), which consists of costs associated with or directly related to, project work. These types of costs include direct costs related to a contract (e.g. procurement costs, cost of goods sold, and subcontract costs); personnel costs (e.g. salaries and benefit costs); ship and equipment costs (e.g. ship hire, equipment rental, maintenance and repair costs, mobilization costs, fuel, logistics and insurance costs); depreciation and amortization; and administrative costs for support embedded within projects.

Selling, general and administrative ('SG&A') expenses
SG&A expenses include the following costs: personnel and employment, training and development, travel and entertainment, information systems, communications, office costs, publicity and advertising, and professional fees. These costs are incurred by the following functions: executive management, regional management, office management, risk and insurance management, finance, accounting, treasury, legal, information technology, business development and human resources.

Cash and cash equivalents
Cash and cash equivalents include time deposits and certificates of deposit with an original maturity of three months or less.

Inventory
In determining the cost of inventory the weighted average cost method is used. Inventory is valued at the lower of cost and market, with provisions made against slow-moving and obsolete items. Provisions for excess and obsolete items are analyzed at least annually on the basis of inventory counts, reviews of recent and planned inventory use, assessments of technical obsolescence, and physical inspections.

Discontinued operations
Assets and disposal groups are classified as discontinued operations in accordance with Statement of Financial Accounting Standard ('SFAS') No. 144 'Accounting for the Impairment or the Disposal of Long-lived Assets', when the operations and the cash flows of the disposal group can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the operations; the operations and cash flows of the asset and disposal groups are eliminated from ongoing operations; and there is no significant continuing involvement after the disposal transaction. In the period an asset or disposal group has been disposed of, or is classified as held for sale, the results of the operations are reported as discontinued operations in the current and prior periods. In accordance with EITF No. 87-24 'Allocation of Interest to Discontinued Operations' we have allocated interest to discontinued operations. General corporate overheads are allocated to continuing operations.

Assets held for sale
Assets and disposal groups are classified as being held for sale in accordance with SFAS No. 144, when the following criteria are met: management has committed to a plan to sell the asset (disposal group); the asset (disposal group) is available for immediate sale in its present condition; an active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated; the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale, within one year; the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale.

Long-lived tangible assets
Tangible assets are recorded at cost. Interest costs incurred between the date that financing is provided for a qualifying asset and the date that the asset is ready for use are capitalized. Interest was capitalized as at November 30, 2007 was $0.8 million (2006: $nil; 2005: $0.3 million).

Depreciation of tangible assets is recorded on a straight-line basis over the useful lives of the assets as follows:

Construction support ships	10 to 25 years
Operating equipment	3 to 10 years
Buildings	20 to 33 years
Other assets	3 to 7 years

Ships are depreciated to a residual value of 10% of acquisition cost, which reflects management's estimate of salvage or otherwise recoverable value. No residual value is assumed with respect to other tangible assets. Costs for fitting out construction support ships are capitalized and amortized over a period equal to the remaining useful life of the related equipment.

Depreciation and amortization expense from continuing operations for fiscal year 2007 was $77.8 million (2006: $58.6 million; 2005: $56.9 million).

Depreciation and amortization expense from discontinued operations for fiscal year 2007 was $nil (2006: $nil; 2005: $1.7 million).

2. Accounting policies (continued)

Dry-docking costs
As a condition to continue to operate the Group's ships and barges, major inspections and overhauls, which are required to be performed in a dry-dock, must be completed on a regular basis.

Dry-docking costs are capitalized and amortized over the period between ship dockings, which is typically between two and five years. Amortization of capitalized dry-docking costs from continuing operations for fiscal year 2007 was $15.5 million (2006: $14.8 million; 2005: $11.6 million). The unamortized portion of capitalized dry-docking costs for fiscal year 2007 of $31.2 million (2006: $28.5 million) is included in 'deposits and non-current prepayments and receivables' in the Consolidated Balance Sheets.

Amortization of capitalized dry-docking costs from discontinued operations for fiscal year 2007 were $nil (2006: $nil; 2005: $0.9 million).

Maintenance and repair costs from continuing operations, which are expensed as incurred, for fiscal year 2007 was $59.8 million (2006: $59.5 million; 2005: $48.1 million).

Impairment of long-lived assets and intangible assets with finite lives
In accordance with SFAS No. 144, long-lived assets and intangibles with finite lives are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In performing the review for impairment, future cash flows expected to result from the use of the asset and its eventual disposition are estimated. If the undiscounted future cash flow is less than the carrying amount of the asset, the asset is deemed impaired. The amount of the impairment is measured as the difference between the carrying value and the estimated fair value of the asset. The fair value is determined either through the use of an external valuation, or by means of an analysis of future cash flows on the basis of expected utilization and daily charge-out rates discounted by the weighted average cost of capital.

Other intangible assets
Intangibles with indefinite lives are not amortized, but tested for impairment annually or whenever impairment indicators arise.

Impairment of investments in non-consolidated joint ventures
Investments in non-consolidated joint ventures are reviewed periodically to assess whether there is an other than temporary decline in the carrying value of the investment. An annual review is performed to consider, among other things, whether the carrying value of the investment is able to be recovered and whether or not the investee's ability to sustain an earnings capacity would justify the carrying value of the investment. A provision is made against non-collectibility of loans and advances made to non-consolidated joint ventures when it is probable that all amounts due are able to be collected according to the contractual terms of the agreement under SFAS No. 114 'Accounting by Creditors for Impairment of a Loan'.

Income taxes
Income taxes are accounted for in accordance with SFAS No. 109 'Accounting for Income Taxes', which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between book and tax bases of recorded assets and liabilities. Deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax basis of assets and liabilities and are measured by applying enacted tax rates and laws to taxable years in which such differences are expected to reverse. A valuation allowance is established to reduce the amount of deferred tax assets to an amount that the Group considers, based upon all available evidence, is more likely than not to be realized.

Operations are conducted in many countries through both subsidiaries and branches and as such we are subject to tax in a number of different jurisdictions with different taxing regimes. In some cases our operations may be subject to taxation in more than one jurisdiction and will be subject to cross-border tax treaties, where available. In these countries taxes are sometimes levied on different income bases and collected as withholding taxes deducted from gross cash receipts.

Management has established internal procedures to regularly review the status of disputed tax assessments and other uncertain tax positions, and utilizes such information to determine the range of likely outcomes and establish tax provisions for the most probable outcome. Notwithstanding this, the possibility exists that the amounts of taxes finally agreed could differ from that which has been accrued. In addition we have, under the guidance in SFAS No. 5 'Accounting for Contingencies', provided for taxes in situations where tax assessments have not been received, but where it is probable that the tax ultimately payable will be in excess of that filed in tax returns. Such instances can arise where the auditors or representatives of the local tax authorities disagree with our interpretation of the applicable taxation law and practice.

In the normal course of our business, tax filings will become subject to enquiry and audit by the tax authorities. Therefore, during the course of a year, assessments will be received from tax authorities and will be at various stages of appeal and discussions with defenses registered against the issues being raised as appropriate. Where information available prior to the issuance of the financial statements indicates that it is probable that the liability under audit, enquiry or discussion has been incurred at the date of the financial statements and the amount of the tax can be reasonably estimated, a provision for the tax will be accrued. As forecasting the eventual outcome involves uncertainty, there can be no assurance that the eventual outcome will be in line with the position that has been taken in the financial statements.

Interest on overdue taxes is classified within interest expense and penalties assessed by tax authorities are classified within tax expense.

It is intended to indefinitely reinvest the unremitted earnings of our foreign subsidiaries incorporated in those countries which impose withholding or remittance taxes on repatriation, and accordingly the Group has made no provision for withholding and remittance taxes that would be due if such remittances were made.

Debt costs
Costs incurred in connection with issuance of debt, such as facility fees, are treated as a deferred charge and classified as a non-current asset. Such costs are amortized over the life of the debt as additional interest.

Convertible notes
Convertible notes are accounted for in accordance with APB No. 14: 'Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants' and therefore no portion of the proceeds from the issuance of the convertible notes is attributed to the conversion feature. The costs incurred in connection with the issuance of the convertible notes are treated as a deferred debt cost and amortized over the life of the convertible notes. If the convertible notes are converted at the option of the holders the deferred debt cost will be expensed immediately.

2. Accounting policies (continued)

Restructuring charges

Restructuring charges are accrued in respect of existing post-employment plans, which include statutory legal requirements to pay redundancy costs, under SFAS No. 112 'Employer's Accounting for Post-Employment Benefits'. In these circumstances, a provision for redundancy costs is accrued at the date that it is probable that the employee will be entitled to the benefits and when these can be reasonably estimated.

Where the termination costs are of a 'one-time' involuntary nature, SFAS No. 146 'Accounting for Costs Associated with Exit and Disposal Activities' is applied. This includes costs for redundancies, which are over and above the statutory requirements, and the costs for vacated property, and provide for these costs at fair value at the date the termination plans are communicated to employees and when committed to the plan, and it is unlikely that significant changes will be made to the plan.

Recognition of provisions for contingencies

In the ordinary course of business, the Group is subject to various claims, suits and complaints. Management, in consultation with internal and external advisers, will provide for a contingent loss in the financial statements if it is probable that a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. In accordance with FASB Interpretation No. 14 'Reasonable Estimation of the Amount of a Loss', if it is determined that the reasonable estimate of the loss is a range and that there is no best estimate within the range, provision will be made for the lower amount of the range. Legal costs are expensed as incurred.

Provision for warranty costs arising in relation to long-term contracts is made if they qualify for recognition in accordance with SFAS No. 5, as detailed above. At the conclusion of each project, an assessment is made of the areas where potential claims may arise under the contract warranty clauses. Where a specific risk is identified and the potential for a claim is assessed as probable and can be reasonably estimated, an appropriate warranty provision is recorded. Warranty provisions are eliminated at the end of the warranty period except where warranty claims are still outstanding. The movements in the warranty provisions are as follows:

For fiscal year (in millions)	2007 $	2006 $
At December 1	**0.7**	–
Charged during fiscal year	**–**	0.7
At November 30	**0.7**	0.7

Research and development expenditure

The costs of research and development are expensed as incurred.

Minority interest

Minority interest expense is accrued, reflecting the portion of the earnings of the consolidated operations that are applicable to the minority interest partners. The minority interest amounts recorded in the accompanying Consolidated Financial Statements primarily represent the share of minority partners' interest of $33^{1}/_{3}$% in Alto Mar Girassol, and 45% in both Sonamet and Sonacergy.

Treasury shares

Capital stock acquired that is not retired is carried at cost and reflected as a separate reduction of shareholders' equity. As at November 30, 2007 6,056,407 common shares (2006: 1,793,921 common shares) were held as treasury shares. 879,121 common shares (2006: 879,121 common shares) are held by an indirect, wholly-owned subsidiary of Acergy S.A. In accordance with ARB 43 'Restatement and Revisions of Accounting Research Bulletins' losses incurred on the sale of treasury shares are transferred to the accumulated deficit.

Earnings per share

Earnings per share are computed using the weighted average number of common shares and common share equivalents outstanding during each period. In accordance with the 'if-converted' method in SFAS No. 128, 'Earnings per Share', the convertible notes are included in the diluted earnings per share if the effect is dilutive regardless of whether the conversion price has been met. If the effect is dilutive the convertible notes are included in the weighted average number of common shares and common share equivalents from the beginning of the period or date of issue if later.

Share-based compensation

Share-based compensation is accounted for in accordance with SFAS No.123 (revised 2004) 'Share-Based Payments' ('SFAS No.123(R)'). Compensation expense is based on the fair value of an award at the date of grant and is recognized over the requisite service period using the graded vesting attribution method. The determination of the grant date of all options is based on the date of approval by the Compensation Committee. Compensation expense is recognized for plans with non-market based performance conditions if achievement of those conditions is probable, and is charged using the graded vesting attribution method, except for options granted under the Senior Management Incentive Plan ('SMIP'), which are charged on a straight-line basis.

According to SFAS No. 123 'Accounting for Stock-Based Compensation' ('SFAS No.123'), the required pro forma disclosures for the periods prior to adoption of SFAS 123(R) as if the fair-value method of accounting had been applied.

As required by SFAS No.123, net income (loss) would be changed to the following pro forma amounts if the fair-value method of accounting had been applied. The compensation cost is charged to operations using the graded vesting attribution method, except for options granted under the Senior Management Incentive Plan ('SMIP'), which are charged to operations on a straight-line basis.

2. Accounting policies (continued)

For fiscal year (in millions, except per share data)	2005 $
Net income, as reported	139.5
Add back: SMIP cost expensed as per APB Opinion No. 25, net of tax	9.5
Total stock-based employee compensation expense determined under the fair value method, net of tax	(5.1)
Net income pro forma	143.9
Net income per share, as reported	
Basic	0.73
Diluted	0.71
Net income per share pro forma	
Basic	0.75
Diluted	0.74

Foreign currency translation

Acergy S.A. is incorporated in Luxembourg and, given the nature of our business, operates in a US dollar economic environment. The reporting currency is the US dollar. The functional currencies of the companies that comprise the Acergy Africa and Mediterranean segment are dependent upon the geographical location of the activities and are either Euro, Central African franc, Nigerian naira, or US dollar. The functional currencies of the companies that comprise the Acergy Northern Europe and Canada segment are dependent upon the geographical location of the activities and are either Norwegian krone, British pound sterling, Canadian dollar, or US dollar. The US dollar is the functional currency of the most significant subsidiaries within Acergy North America and Mexico, Acergy South America and Acergy Asia and Middle East. In Acergy South America the functional currencies of the most significant subsidiaries are the Brazilian reale and US dollar. In Acergy Asia and Middle East America the functional currencies of the most significant subsidiaries are the Australian dollar and US dollar.

Exchange gains and losses resulting from transactions denominated in a currency other than that of the functional currency are included in 'foreign currency exchange (losses) gains, net' in the accompanying Consolidated Statements of Operations except for those arising on 'trade receivables' and 'accounts payable and accrued liabilities' balances which are classified as 'operating expenses'. In accordance with SFAS No. 52 'Foreign Currency Translation', unrealized foreign exchange gains and losses on revaluation of long-term intra-group balances, which are not planned or anticipated to be settled in the foreseeable future, are included within 'Accumulated other comprehensive income' ('AOCI'). Foreign exchange gains and losses are recorded in the Consolidated Statement of Operations for those intra-group balances that do not meet this criteria.

Financial statements of subsidiaries are translated from their functional currencies (usually local currencies) into US dollars. Assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the balance sheet date. Revenue and expenses are translated at exchange rates which approximate the average exchange rates prevailing during the period. The resulting translation adjustments are recorded in a separate component of AOCI as 'translation adjustments, net' in the accompanying Consolidated Statements of Changes in Shareholders' Equity.

Derivatives and hedging activities

The Group's operations are in a large number of countries and, as a result, we are exposed to currency fluctuations as a result of incurring operating expenses in the normal course of business.

Open speculative positions are not entered into. Derivatives (foreign exchange forward and swap contracts) are accounted for in accordance with SFAS No. 133 'Accounting for Derivative Instruments and Hedging Activities', as amended, which requires that all derivative instruments be reported on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships. Hedging effectiveness is measured quarterly using the dollar-offset method applied on a cumulative basis. If the derivative is designated as a cash flow hedge, the effective portions of the changes in the fair value of the derivative instrument are recorded in AOCI in the Consolidated Balance Sheets until the hedged item affects earnings, and ineffective or excluded portions of changes in the fair value are recognized in the Consolidated Statements of Operations – 'foreign currency exchange (losses) gains, net' as they arise. If the derivative instrument is terminated or settled prior to the expected maturity or realization of the underlying hedged item or if the hedging relationship is otherwise terminated, hedge accounting is discontinued prospectively.

Pension commitments

The Group accounts for its post-retirement benefit plans in accordance with SFAS No. 87, "Employers' Accounting for Pensions", SFAS No. 88 "Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits" and SFAS No. 106, "Employers' Accounting for Postretirement Benefits other than Pensions". The principle underlying these accounting standards is that the cost of providing these benefits is recognized in income over the service lives of the participating employees.

For defined contribution plans, the cost of providing the benefits represents the Group's contributions to the plans and is recognized in income in the period in which the contributions fall due.

For defined benefit plans, the cost of providing the benefits is determined based on actuarial valuations of each of the plans that are carried out annually by independent qualified actuaries. Plan assets (if any) are measured at fair value. Benefit obligations are measured using the projected unit credit method.

Notes to the Consolidated Financial Statements
(continued)

2. Accounting policies (continued)

The Group uses the so-called "corridor approach" whereby to the extent that cumulative actuarial gains and losses exceed 10% of the greater of the market related value of the plan assets and the projected benefit obligation at the beginning of the fiscal year, they are amortized to income over the average remaining service lives of participating employees.

Effective November 30, 2007, the Group adopted the recognition provisions of SFAS No. 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements no. 87, 88, 106, and 132(R)". Accordingly, the Group's statement of financial position as at November 30, 2007 includes the net total for each plan of the fair value of the plan assets (if any) less the projected benefit obligation. The net total for all plans in surplus is classified as a long-term asset. The net total for all plans in deficit is classified as a long-term liability except to the extent of any excess of the benefits expected to be payable within one year over the fair value of the plan assets which is classified as a current liability.

As at November 30, 2007, the previously unrecognized net prior service cost, the unrecognized net actuarial loss and the unrecognized net transition obligation were recognized and it became no longer necessary to recognize the minimum pension liability and the related intangible asset.

Supplemental cash flow information

In fiscal year 2007, $34.4 million was invested in SHL as discussed in Note 11 'Investments in and advances to non-consolidated joint ventures' of the Consolidated Financial Statements. This was satisfied by a cash contribution of $18.8 million and $15.6 million in lieu of a dividend due from SHL. There were no non-cash financing transactions in fiscal year 2006. In fiscal year 2005 it includes the non-cash proceeds on disposal of Paragon Engineering Services, Inc.

Non-cash financing and investing activities and selected cash flow information are as follows:

For fiscal year (in millions)	2007 $	2006 $	2005 $
Non-cash activities			
Non-cash proceeds on disposal of Paragon Engineering Services, Inc.	–	–	(4.4)
Non-cash investment in non-consolidated equity investees in lieu of dividend	**15.6**	–	–
Other selected cash flow information			
Interest paid	**(12.2)**	(1.5)	(4.0)
Income taxes paid	**(75.9)**	(65.5)	(19.3)

Impact of recently issued but not yet adopted new accounting standards

As we will be adopting IFRS from December 1, 2007, we will not be assessing the future impact of the following recently issued but not yet adopted accounting standards: SFAS No. 141(R) 'Business Combinations'; SFAS No. 159 'The Fair Value Option for Financial Assets and Financial Liabilities'; SFAS No. 160 'Non-controlling Interests in Consolidated Financial Statements'; and FASB Interpretation No. 48, ('FIN 48') 'Accounting for Uncertainty in Income Taxes'.

International Financial Reporting Standards

Acergy S.A. is domiciled and registered in Luxembourg and the Luxembourg authorities have granted an exemption from the requirement to adopt International Financial Reporting Standards ('IFRS') until the accounting period beginning on or after January 1, 2007. IFRS has been adopted on December 1, 2007 and we will publish comparative Consolidated Financial Statements for fiscal year ended November 30, 2007 in the Group's 2008 annual report. IFRS has replaced accounting principles generally accepted in the United States as our reporting framework with effect from December 1, 2007.

3. Discontinued operations

The amount of net operating revenues and income (loss) before income taxes reported in discontinued operations are as follows:

For fiscal year (in millions)	2007 $	2006 $	2005 $
Net operating revenues from discontinued operations[(a)]	**16.9**	66.6	222.6
Interest expense allocated to discontinued operations	–	–	(0.3)
Income (loss) from discontinued operations before taxation	**5.9**	(18.2)	6.0
Gain on disposal of discontinued operations before taxation	–	35.1	27.1
Income tax provision	–	(1.1)	–
Income (loss) from discontinued operations	**5.9**	15.8	33.1

(a) Income from discontinued operations by segment is given in Note 20 'Segment and related information' below.

During fiscal year 2005 as part of the decision to re-focus Acergy North America and Mexico operations on core expertise of deepwater Subsea construction, Umbilicals, Risers and Flowlines ('SURF') a number of assets were identified for disposal in the Inspection, Maintenance and Repair ('IMR') and Conventional segments. The ships and barges offered for sale were the *Seaway Defender*, *American Constitution*, *American Star*, *American Triumph*, *American Victory*, *American Diver*, *American Liberty*, *Seaway Kestrel* and the *DLB801*. The shore support bases at Fourchon and Port of Iberia in the state of Louisana in United States of America and the equipment at these bases were also offered for sale.

An asset purchase agreement to sell the above assets for $122.9 million in cash was signed April 11, 2005 with Cal Dive International Inc., ('Cal Dive'). The agreement was later amended on October 31, 2005. The first seven ships listed above and the shore support bases and equipment at these bases were sold to Cal Dive on October 31, 2005 for a total of $42.5 million cash and resulted in a gain of $27.1 million. The sale of the derrick lay-barge *DLB801* and the reel and pipelay ship *Seaway Kestrel* was completed on January 9, 2006 and March 15, 2006 respectively for a total of $80.4 million cash and resulted in a gain of $35.1 million.

Discontinued operations in fiscal year 2006 and 2007 represent the results of the completion of the Conventional projects offshore Trinidad and Tobago that were in progress at the date of the agreement with Cal Dive. After the 2005 year-end, *Seaway Kestrel* and *DLB801* continued with their specific work programs to complete the remaining scope of work on the these projects offshore Trinidad and Tobago up to the dates they were sold to Cal Dive after which third-party assets were contracted to finalize these projects. The Trinidad and Tobago projects completed the offshore operations during the first quarter of fiscal year 2007.

4. Restricted cash balances

Restricted cash balances comprise both funds held in a separate bank account, which will be used to settle accrued taxation liabilities, and deposits made by us as security for certain third-party obligations. Restrictions on cash that expire after more than one year are classified under non-current assets. There are no other significant conditions on the restricted cash balances.

5. Trade receivables

Trade receivables as at November 30, 2007 of $707.9 million (2006: $546.1 million) are net of allowances for doubtful accounts of $2.2 million (2006: $2.4 million). Included in trade receivables are unbilled receivables relating to revenue recognized on the basis of the percentage-of-completion method as at November 30, 2007 of $262.3 million (2006: $187.1 million). The amounts withheld by clients as retentions as at November 30, 2007 is $54.7 million (2006: $24.5 million), constitute amounts withheld as a guarantee to be paid on project completion.

As at November 30, 2007 and November 30, 2006, no material amounts were included under trade receivables that were under dispute.

Concentration of credit risk

Substantially all trade account receivables are from companies in the oil and gas exploration and production sector. Ongoing credit evaluations are conducted on clients' financial condition and the credit extended is limited when deemed necessary but no collateral is required.

Accounts receivable includes, in respect of the largest client as at November 30, 2007 $153.9 million (2006: $115.8 million), and in respect of the second largest client $136.2 million (2006: $69.0 million).

6. Inventories

Inventories are stated at the lower of cost or market value as follows:

As at November 30 (in millions)	2007 $	2006 $
Materials and spares	21.4	15.0
Consumables	9.2	8.5
Total	**30.6**	23.5

7. Employee loans

Included in prepaid expenses and other current assets are loans to employees as at November 30, 2007 of $2.3 million (2006: $1.4 million). These consist primarily of salary and travel advances to a large number of employees in furtherance of our business.

8. Assets held for sale

Assets held for sale as at November 30, 2007 were as follows:

- Balikpapan – Land, buildings and office equipment in Acergy Asia and Middle East. The assets are expected to be sold in fiscal year 2008 as part of the decision to dispose of some Indonesian assets involved with shallow water and diving activities.

Disposal groups held for sale comprised assets as follows:

As at November 30 (in millions)	2007 $	2006 $
Net long-lived tangible assets	1.1	16.7
Total assets held for sale	**1.1**	16.7

Allocation of assets held for sale by segment is as follows:

As at November 30 (in millions)	2007 Assets $	2007 Liabilities $	2006 Assets $	2006 Liabilities $
Acergy Africa and Mediterranean	–	–	16.7	–
Acergy Asia and Middle East	1.1	–	–	–
Total assets held for sale	**1.1**	–	16.7	–

The disposal of the business and assets, which were held for sale as at November 30, 2006 related to a J Lay Tower, in Acergy Africa and Mediterranean, which was sold to our Joint Venture, SapuraAcergy, as part of the shareholders' agreements for proceeds of $18.0 million. The sale was completed in the first half of fiscal year 2007 resulting in a gain on disposal of $0.7 million after elimination of our share of the gain.

The results of the sales of long-lived tangible assets and subsidiaries are as follows:

Long-lived tangible assets sold

For fiscal year (in millions)	2007 Net book value $	2007 Proceeds $	2007 Gain $
Continuing operations:			
J-Lay tower	17.3[(a)]	18.0	0.7
Acergy Asia and Middle East (Arwana, Golek, Polka and Handil Base)	3.5	9.2	5.7
Acergy Asia and Middle East (Diving and Survey Equipment)	0.7	7.5	6.8
Other long-lived assets	0.2	0.6	0.4
Total from continuing operations	**21.7**	**35.3**	**13.6**

(a) The net book value of $17.3 million includes the elimination of our share of the gain on disposal of the J-Lay tower to our 50% joint venture SapuraAcergy.

8. Assets held for sale (continued)

Subsidiaries sold

For fiscal year (in millions)	2007 Net book value $	2007 Proceeds $	2007 Gain (loss) $
Reclassification of foreign currency translation adjustments upon liquidation of entities	-	(1.4)	(1.4)
Total	-	(1.4)	(1.4)

Long-lived tangible assets sold

For fiscal year (in millions)	2006 Net book value $	2006 Proceeds $	2006 Gain $
Continuing operations:			
Nigerian shallow water ships (*American Pride* and *American Independence*)	0.4	3.3	2.9
Other long-lived assets	0.6	0.6	0.0
Total from continuing operations	1.0	3.9	2.9
Discontinued operations:			
Acergy North America and Mexico ships (*DLB 801* and *Seaway Kestrel*)	42.1	77.2[a]	35.1
Total including discontinued operations	43.1	81.1	38.0

(a) The net proceeds were $77.2 million after deducting the $3.2 million of selling expenses from the cash proceeds of $80.4 million from the sale of the derrick lay barge *DLB 801* ($40.5 million) and the sale of the reel pipe-lay ship *Seaway Kestrel* ($39.9 million).

Subsidiaries sold

For fiscal year (in millions)	2006 Net book value $	2006 Proceeds $	2006 Gain (loss) $
Shallow water diving business SCS Nigeria Ltd	0.5	2.2	1.7
Cost related to the liquidation of entities	-	(0.7)	(0.7)
Total	0.5	1.5	1.0

Long-lived tangible assets sold

For fiscal year (in millions)	2005 Net book value $	2005 Proceeds $	2005 Gain $
Continuing operations:			
Trenching and ploughing assets	2.8	5.1	2.3
Handil Base	0.9	2.1	1.2
Other long-lived assets	1.9	2.1	0.2
Total from continuing operations	5.6	9.3	3.7
Discontinued operations:			
Acergy North America and Mexico ships and bases	15.4	42.5	27.1
Total including discontinued operations	21.0	51.8	30.8

Subsidiaries sold

For fiscal year (in millions)	2005 Net book value $	2005 Proceeds $	2005 Gain $
Paragon Engineering Services, Inc.	25.5	27.6	2.1
National Hyperbaric Centre Ltd	0.6	2.3	1.7
Sub-total	26.1	29.9	3.8
Non-cash proceeds		(4.4)	
Cash included in above disposals		(5.6)	
Total		19.9	

8. Assets held for sale (continued)

In fiscal year 2003, a number of assets and businesses were identified which were no longer considered essential to be owned or performed by us in-house in order to execute core operations. Services such as surface welding and Remotely Operated Vehicles ('ROV') drill support services are not central to our focus on the SURF market. Nevertheless, such services will remain part of the project bidding and when clients in the future require such services, these will be purchased from third parties. A divestment program was commenced in 2003, and the majority of the significant disposals were completed by the first quarter of 2005.

Furthermore, engineering functions have been reorganized and integrated into our regional structure. This involved the retention and reallocation of approximately 100 engineers from the Paragon Companies (comprised of Paragon Litwin, Paragon Italia S.r.L. and Paragon Engineering Services, Inc.). Consequently engineering services are no longer required which had previously had been provided by the Paragon Companies.

9. Tangible long-lived assets, net

Tangible assets are as follows:

As at November 30 (in millions)	2007 Gross value $	2007 Accumulated depreciation $	2007 Net book value $	2007 %	2006 Gross value $	2006 Accumulated depreciation $	2006 Net book value $	2006 %
Construction support ships	**566.5**	**(284.3)**	**282.2**	**36**	586.3	(254.4)	331.9	52
Operating equipment	**667.8**	**(203.7)**	**464.1**	**59**	443.7	(169.4)	274.3	42
Land and buildings	**36.5**	**(13.6)**	**22.9**	**3**	41.7	(12.7)	29.0	4
Other assets	**41.0**	**(22.4)**	**18.6**	**2**	24.9	(14.5)	10.4	2
Total	**1,311.8**	**(524.0)**	**787.8**	**100**	1,096.6	(451.0)	645.6	100

Impairments of long-lived tangible assets in fiscal year 2007

Impairment charges were recorded from continuing operations in respect of long-lived assets in fiscal year 2007 of $0.3 million, as follows:

- Bucksburn land and buildings – $0.2 million – An impairment charge was recorded in the second quarter of fiscal year 2007 of $0.2 million to reduce the net book value to $8.3 million, which is the expected proceeds from the disposal of these assets, following the decision to relocate the offices in Aberdeen, Scotland.
- Under-utilized mobile equipment - $0.1 million - A 120 tonne tensioner was identified to be underutilized, and with no anticipated utilization for fiscal year 2008. The hydraulic power unit of the tensioner was also damaged beyond repair. As a result of the underutilization and the costs to repair the power unit, an impairment charge of $0.1 million was recorded in the fourth quarter to reduce the net book value of the asset to $nil.

Impairments of long-lived tangible assets in fiscal year 2006

Impairment charges recorded from continuing operations in respect of long-lived assets, in fiscal year 2006 of $2.1 million, were in relation to:

Under-utilized mobile equipment – An impairment charge was recorded in the third quarter of fiscal year 2006 of $0.7 million which comprised $0.1million impairment charge related to a 120 tonne tensioner experiencing a low utilization level and $0.6 million impairment charge related to a winch used to pull in SC Risers and flexibles that the client declined to purchase and for which there was no alternative use. A further impairment charge was recorded in the fourth quarter of fiscal year 2006 of $1.4 million for a second winch used to pull in SC Risers and flexibles. This was fully impaired as it became apparent that the technical requirements for a project execution had changed and no further use was expected for this type of winch.

Impairments of long-lived tangible assets in fiscal year 2005

Impairment charges were recorded from continuing operations in respect of long-lived assets, in fiscal year 2005 of $7.1 million, as follows:

- Warri yard – $5.4 million – The fabrication yard in Warri, Nigeria was identified to be underutilized during the preparation of the 2006 operating budget in October 2005. An impairment charge of $5.4 million, based on fair value calculations using discounted cash flows, was recorded in the fourth quarter of fiscal year 2005 to reduce the net book value of this asset to $nil.
- Under-utilized mobile equipment – $1.5 million – An impairment charge was recorded in the third quarter of fiscal year 2005 for the SC Riser. This equipment, which is one of two risers owned by us, is installed on a client's ship. The net book value of $1.7 million was adjusted for an impairment charge of $1.0 million following receipt of an offer by the client and the equipment was reported as an 'Asset held for sale' as at November 30, 2005. In the fourth quarter of fiscal year 2005, the Matis 3, a pipeline tie-in system, was stored and no job had been identified for this equipment during the 2006 budget process in October 2005. An impairment charge was recorded of $0.5 million to reduce the net book value to $nil.
- Nanterre office furniture – $0.2 million – In January 2006, Acergy Africa and Mediterranean relocated its office from Nanterre to Suresnes, near Paris. This decision made in fiscal year 2005, triggered an impairment charge of $0.2 million for the furniture in the Nanterre office which would not be transferred to the new office in Suresnes.

Financial Statements

10. Other intangible assets

There were net intangible assets as at November 30, 2007 of $3.7 million (2006: $4.1 million), of which $3.1 million (2006: $3.4 million) related to Sonamet representing the fair value of a lease access premium for the Lobito Yard in Angola at favorable rates. This intangible asset had a gross value as at November 30, 2007 of $4.7 million (2006: $4.7 million), accumulated amortization of $1.6 million (2006: $1.3 million) and a useful life of 18 years as of the first date of consolidation. The amortization expense for fiscal year 2007 was $0.3 million (2006: $0.3 million; 2005: $0.3 million).

The amortization is expected for fiscal year 2008 to be $0.3 million and for each of the four years thereafter.

11. Investments in and advances to non-consolidated joint ventures

Investments in joint ventures are as follows:

As at November 30 (in millions)	Country	Acergy Business Segment	Ownership %	2007 $	2006 $
Mar Profundo Girassol ('MPG')	Angola	Africa and Mediterranean	50	–	0.8
Dalia FPSO	Angola	Africa and Mediterranean	17.5	6.4	2.7
Global Oceon Engineers Nigeria Limited ('Oceon')	Nigeria	Africa and Mediterranean	40	–	–
Acergy/Subsea 7	Norway	Northern Europe and Canada	50	2.5	6.3
Kingfisher D.A.	Norway	Northern Europe and Canada	50	–	0.1
Acergy Havila Limited ('Acergy Havila')	UK and Norway	Northern Europe and Canada	50	–	–
SapuraAcergy	Malaysia	Asia and Middle East	50	–	9.9
Seaway Heavy Lifting ('SHL')	Cyprus	Corporate	50	53.5	27.5
NKT Flexibles I/S ('NKT Flexibles')	Denmark	Corporate	49	35.6	20.9
Total				**98.0**	68.2

The movement in the balance of equity investments, including long-term advances during the fiscal years 2007 and 2006 were as follows:

For fiscal year (in millions)	2007 $	2006 $
At December 1	**68.2**	27.8
Share in net income of joint ventures and associates	**31.3**	41.3
Dividends distributed to the group	**(40.6)**	(14.8)
Increase in investment	**34.5**	11.5
Gain on sale of asset	**(0.7)**	–
Reclassification of negative equity balance as liabilities	**1.5**	–
Change in fair value of derivative instruments	**(0.3)**	0.2
Impact of currency translation	**4.1**	2.2
At November 30	**98.0**	68.2

Share in net income of non-consolidated joint ventures and associates

For fiscal year (in millions)	2007 $	2006 $	2005 $
MPG	**(0.1)**	0.5	5.2
Dalia FPSO	**3.4**	2.0	1.8
Oceon	**(0.5)**	–	–
Acergy/Subsea 7[(a)]	**12.3**	16.7	7.3
Kingfisher D.A.	**–**	–	3.9
Acergy Havila	**–**	–	–
EPIC JV	**–**	–	0.1
SapuraAcergy	**(10.3)**	(1.6)	–
SHL	**8.8**	15.5	8.5
NKT Flexibles	**17.7**	8.2	0.1
Total	**31.3**	41.3	26.9

(a) Includes the result of Acergy/Subsea 7 $2.9 million for 2007 (2006: $7.6 million; 2005: $7.3 million), FTP By-Pass project $nil for 2007 (2006: $9.1 million; 2005: $nil), H7 By-Pass project $7.6 million for 2007 (2006: $nil; 2005: $nil) and Consortium agreement $1.8 million for 2007 (2006: $nil; 2005: $nil).

Notes to the Consolidated Financial Statements
(continued)

11. Investments in and advances to non-consolidated joint ventures (continued)
Taxation in respect of joint ventures, which have a legal status of partnership, has been included in the results of the relevant subsidiaries, which hold the investments in the joint ventures.

Dividend distributed to the Group
In fiscal year 2007 we received a total of $40.6 million dividends from seven joint ventures (three with Acergy/Subsea 7, and one from each of the following: NKT Flexibles, MPG, Kingfisher D.A. and SHL).

In fiscal year 2006 we received a total of $14.8 million dividends from three joint ventures (two with Acergy/Subsea 7 and one with MPG).

Increase in investment
In the fiscal year 2007, the Group and our joint venture partner K&S Baltic Offshore (Cyprus) Limited, increased the investment in SHL to contribute to the construction of the new ship *Oleg Strashnov*. The Group's contribution was $34.4 million. $0.1 million was also invested in a new joint venture Oceon with our joint venture partner Petrolog Engineering Services Ltd in Nigeria.

In fiscal year 2006, further investments were undertaken in two new joint ventures with SapuraCrest Petroleum, in Acergy Asia and Middle-East. Investment in the entity owning the ship being built, the *Sapura 3000* was $11.0 million and $0.5 million in the operating entity.

Reclassification of negative equity balance as liabilities
The Group accrue losses in excess of the investment value when we are committed to provide ongoing financial support to the joint venture. Our share of any net liabilities of joint ventures is classified in accounts payable and accrued liabilities. Accordingly, a $1.5 million reclassification was recorded in fiscal year 2007 in respect of our share of liabilities, $1.0 million for SapuraAcergy, $0.4 million for Oceon and $0.1 million for MPG (2006: $nil).

Change in fair value of derivative instruments
This item is our share of the movement in fair values of forward contracts taken out during fiscal years 2005 to 2007 by the Dalia joint venture. This is reported through other comprehensive income in accordance with SFAS No. 133 as hedge accounting criteria have been met. In fiscal year 2007 all hedges matured.

Impact of currency translation
This relates to the translation of investments in the equity of joint ventures which have a functional currency other than the US dollar, and relates mainly to NKT Flexibles and Acergy/Subsea 7.

Summarized financial information
Summarized financial information for non-consolidated joint ventures, representing 100% of the respective amounts included in the joint ventures' financial statements, is as follows:

Aggregated income statement data for non-consolidated joint ventures

For fiscal year (in millions)	2007 $	2006 $	2005 $
Net operating revenue	**445.9**	523.1	405.4
Gross profit	**168.9**	193.2	100.4
Net income	**86.9**	111.1	68.2

Balance sheet data

As at November 30 (in millions)	2007 $	2006 $
Current assets	**430.1**	348.0
Non-current assets	**399.7**	190.9
Current liabilities	**296.0**	232.0
Long-term liabilities	**288.8**	125.0

11. Investments in and advances to non-consolidated joint ventures (continued)

Transactions with joint ventures

Certain contractual services are conducted through joint ventures for commercial reasons.

The income statement data for the non-consolidated joint ventures presented above includes the following expenses related to transactions for charter hire in fiscal year 2007 of $14.6 million (2006: $12.5 million; 2005: $10.0 million) and other expenses including general and administrative charges in fiscal year 2007 of $48.9 million (2006: $43.4 million; 2005: $33.1 million).

Non-consolidated joint ventures received, in respect of goods and services provided, in fiscal year 2007 $51.6 million (2006: $40.2 million; 2005: $20.2 million).

Balance sheet data includes amounts payable to joint ventures, as at November 30, 2007 of $nil (2006: $1.2 million) and short-term amounts receivable as at November 30, 2007 of $17.5 million (2006: $11.6 million) and long-term amounts receivable as at November 30, 2007 of $21.3 million (2006: $11.0 million).

Details of guarantees provided to third parties in respect of performance by joint ventures are disclosed in Note 27 'Guarantees'.

12. Income tax

The income tax provision, which is in respect of continuing operations and arises in foreign jurisdictions outside Luxembourg, is as follows:

For fiscal year (in millions)	2007 $	2006 $	2005 $
Current	**204.2**	69.5	10.1
Deferred	**(4.3)**	4.1	2.8
Income tax provision	**199.9**	73.6	12.9

Tax debited (credited) to other comprehensive income for fiscal year 2007 was $5.6 million (2006: $(17.4) million; 2005: $0.7 million).

Analysis of tax charge

Acergy S.A., is an exempt 1929 Luxembourg Holding Company. Luxembourg tax law provides for a special tax regime for 1929 Holding Companies and consequently Acergy S.A. is not subject to income tax in Luxembourg. Income taxes have been provided based on the tax laws and rates in the countries where business operations have been established and earn income. The tax charge for us is determined by applying the statutory tax rate to the profits earned in the jurisdictions in which we operate, taking account of permanent differences between book and tax profits.

Continuing operations

The income tax provision has been reconciled to an effective tax rate for fiscal year 2007 of 30% (2006: 30%; 2005: 30%), being the expected blended statutory tax rate taking into consideration the jurisdictions in which the Group operates as follows:

For fiscal year (in millions)	2007 $	2006 $	2005 $
Income from continuing operations before taxation and minority interests	**354.8**	301.8	129.7
Expected tax provision at 30%	**106.4**	90.5	38.9
Benefit of UK Tonnage Tax Regime	**(0.5)**	(7.1)	(3.4)
Tax rate differences	**4.1**	2.2	12.3
Adjustments relating to prior years	**48.2**	3.3	(21.8)
Change in valuation allowances	**29.2**	3.2	(4.5)
Profits not subject to tax	**(20.8)**	(36.3)	(18.6)
Withholding taxes	**29.1**	27.1	11.6
Other net permanent differences	**4.2**	(9.3)	(1.6)
Income tax provision	**199.9**	73.6	12.9

12. Income tax (continued)

Discontinued operations

In addition to the above, current tax charge on discontinued operations for fiscal year 2007 was $nil (2006:$1.1 million, 2005: $nil).

For fiscal year (in millions)	2007 $	2006 $	2005 $
Income (loss) from discontinued operations before taxation	**5.9**	(18.2)	6.0
Gain on disposal of discontinued operations	**–**	35.1	27.1
	5.9	16.9	33.1
Expected tax charge at 30%	**1.8**	5.1	9.9
Change in valuation allowance	**(1.8)**	(4.0)	(9.9)
Income tax provision	**–**	1.1	–

Deferred taxes

Deferred tax assets and deferred tax liabilities are as follows:

As at November 30 (in millions)	2007 $	2006 $
Deferred tax assets:		
Net operating losses carried forward	**85.9**	52.1
Accrued expenses and provisions not currently deductible	**67.8**	57.9
Tangible asset temporary differences	**4.3**	8.8
Valuation allowance	**(106.1)**	(88.6)
	51.9	30.2
Deferred tax liabilities:		
Tangible asset temporary differences	**(21.6)**	(12.7)
Net deferred tax assets	**30.3**	17.5
Short-term deferred tax asset	**30.7**	22.9
Short-term deferred tax liability	**(4.1)**	(6.6)
Long-term deferred tax asset	**17.5**	8.1
Long-term deferred tax liability	**(13.8)**	(6.9)
Net deferred tax assets	**30.3**	17.5

Deferred tax assets and liabilities are recognized for the anticipated future effect of temporary differences between the financial statements and the tax treatment using the tax rates currently in effect or future enacted rates if different from current rates. A valuation allowance is recorded to reduce the deferred tax assets to the amount that is more likely than not to be realized.

Deferred taxes have not been recognized on the unremitted earnings of foreign subsidiaries that are permanently reinvested. If the retained earnings of all of Acergy S.A.'s subsidiaries were to be repatriated to Acergy S.A. withholding and remittance taxes would be due in some, but not all instances. No provision for such taxation has been recorded, as it is intended to indefinitely invest the undistributed earnings of Acergy S.A. subsidiaries incorporated in those countries which impose withholding or remittance taxes. As disclosed in Note 28 'Subsequent events' below, the Board has resolved to recommend a payment of a dividend of 21 cents (2006: 20 cents) per common share for 2008 to external shareholders, subject to shareholder approval at the annual general meeting. The Board considers that Acergy will have the capacity to continue to pay dividends at such a rate for the foreseeable future, subject to Acergy's capital requirements and other factors the Board may take into consideration in any given year, without incurring irrecoverable withholding and remittance taxes.

The gross outside basis difference in respect of permanently reinvested earnings in our own subsidiaries is estimated at $950.9 million (2006: $561.8 million). In the event of remittance of earnings, withholding taxes of $174.2 million (2006: $110.8 million) would be due and a current tax liability of $14.2 million (2006: $0.8 million) would be recorded.

12. Income tax (continued)

Net Operating Losses (NOLs) (including IRC s.163j's in US)

NOLs to carry forward in various countries will expire as follows:

As at November 30 (in millions)	2007 $	2006 $
Within five years	**56.1**	–
6 to 10 years	**–**	–
11 to 15 years	**–**	56.8
16 to 20 years	**160.1**	74.1
Without time limit	**41.2**	23.1
Total	**257.4**	154.0

At the tax rates prevailing in the countries where the NOL arose, this gives rise to a deferred tax asset of $85.9 million (2006: $52.1 million). A valuation allowance is then recorded against this deferred tax asset in cases where it is not considered more likely than not that the Group's subsidiaries will generate sufficient profits to utilize these NOLs.

The majority of NOLs are concentrated in the US where our ability to carry forward NOLs is subject to a limitation as a consequence of SNSA having sold its remaining stock in the Company in 2005. As at November 30, 2007, it is considered likely that we will be able to access NOLs arising both before and after the date of the change of control of $101.4million (2006: $8.7 million). In addition to NOLs the Group has IRC s.163j suspended interest deductions of $57.6m. However, with a history of incurring losses for tax purposes in the US, a 100% valuation allowance has been maintained in the US on the NOLs and IRC s.163j suspended interest deductions.

Valuation allowance

Valuation allowances have been recorded in the following tax jurisdictions as follows:

As at November 30 (in millions)	2007 $	2006 $
Africa	**38.7**	–
Brazil	**4.5**	2.0
France	**2.7**	2.1
United Kingdom	**–**	6.6
United States	**52.0**	74.0
Other	**8.2**	3.9
Total	**106.1**	88.6

Tonnage tax

Our tax charge reflects a net benefit in fiscal year 2007 of $0.5 million (2006: $7.1 million) as a result of being taxable under the current UK Tonnage Tax Regime, as compared to the UK tax that would be payable had an election to join the tonnage tax regime not been made.

Under the current UK tonnage tax legislation, a proportion of tax depreciation previously claimed by us may be subject to tax in the event that a significant number of ships are sold and not replaced. This contingent liability decreases to nil over the first seven years following entry into the Tonnage Tax Regime. Management has made no provision for the contingent liability relating to ships because it is not probable that it will sell ships under circumstances that cause a charge to income taxes to arise. The unrecorded contingent liability in respect of these ships as at November 30, 2007 was $5.1 million (2006: $16.4 million).

Refer below regarding the proposed changes in the UK Tonnage Tax Regime.

12. Income tax (continued)

Tax contingencies

Our Operations are carried out in several countries, through branches and subsidiaries and tax filings are subject to the jurisdiction of a significant number of taxing authorities. Furthermore, the offshore mobile nature of our operations means that we routinely have to deal with complex transfer pricing, permanent establishment and other similar international tax issues as well as competing tax systems where tax treaties may not exist.

In the ordinary course of events our operations will be subject to audit, enquiry and possible re-assessment by different taxing authorities. In accordance with SFAS No. 5 'Accounting for Contingencies' management provides taxes for the amounts that it considers probable of being payable as a result of these audits and for which a reasonable estimate may be made. Management also separately considers if taxes payable in relation to filings not yet subject to audit may be higher than the amounts stated in the filed tax return, and makes additional provisions for probable risks if appropriate. As forecasting the ultimate outcome includes some uncertainty, the risk exists that adjustments will be recognized to our tax provisions in later years as and when these and other matters are finalized with the appropriate tax administrations.

In the year to 30 November 2007, a net tax charge of $49 million (excluding interest which has been charged to the interest line) was accrued in respect of ongoing tax audits ($26 million) and the review of uncertain tax positions undertaken in the year ($23 million). In accordance with the provisions of FAS 109 (9) (e), an additional amount of $10.8 million in respect of tax on intra-group transfers of assets was deferred as prepayments in the balance sheet. Details are shown below.

Whilst the company has made the incremental provision noted in the preceding paragraph, reflecting the company's view of the most likely outcomes, it is possible that the ultimate resolution of these matters could result in tax charges that are materially higher or lower than the amount the company has provided. Details of the amounts provided and unprovided are shown below.

In 2007, operations in various countries were subject to enquiries, audits and disputes, including but not limited to those in France, Netherlands, UK, USA, Norway, Indonesia and Congo. These audits are all at various different stages of completion. The incremental adjustment arising from these tax audits was an additional provision of $36.8 million (2006: $0.5 million) including penalties but excluding interest. In accordance with the provisions of FAS 109 (9) (e), of the incremental provision of $36.8 million, an amount of $10.8 million (tax and penalties) relating to intercompany transfers of depreciable assets, has been recorded in prepaid expenses in the Consolidated Balance Sheet and not charged to the Consolidated Statement of Operations. Under FAS 109 (9) (e), these prepaid expenses will be amortized to the Consolidated Statement of Operations over the useful life of the underlying assets. This incremental provision arises from both agreed adjustments and changes in the estimated amount probable of being paid in two countries, the Netherlands and France. Our operations in these territories have co-operated fully with the relevant tax authorities whilst seeking to robustly defend their tax positions. Whilst the Dutch audit was resolved in the year, the audit in France, which commenced in February 2007, has continued into 2008. The audit in the Netherlands covered the years between 2000 to 2004. The tax audit in France involves several legal entities and initially covered the years from 2004 to 2006. However, the audit scope has effectively been extended to 2000 by way of a challenge to the utilization of losses brought forward. In addition, the French tax authorities have adopted a very wide ranging approach and have raised a number of challenges including both international tax issues such as transfer pricing and territoriality as well as more routine domestic French matters.

This has created added complexity and uncertainty, and has caused management to reassess its estimates of the eventual probable outcome and increase its pre-existing provision for French taxes. It may be necessary to defend our tax filings in court if a reasonable settlement cannot be reached with the French tax authorities.

In addition to the tax audit noted above, in October 2007, the French tax authorities also conducted a formal search of our French subsidiary's offices in Paris. The documents authorizing the search claim that Acergy had inaccurately reported to the French tax authorities the extent of Acergy's activities and revenues in France in an effort to minimize French taxes. The Group will defend their tax positions and has appealed the authorization to search to the French Supreme Court.

During 2007, in preparation for the possible adoption of FIN 48 next year, management also completed a detailed review of uncertain tax positions across the group. Although the Company does not now have to adopt FIN 48 because of the move to IFRS with effect from December 1, 2007, the information gathered during this review was used in quantifying the best estimate of the probable liability accrued under SFAS 5 ('Accounting for Contingencies') as at November 30, 2007. The principal risks identified during this review were issues that arise in respect of permanent establishment, transfer pricing and other similar international tax issues. In common with other international groups, the conflict between the Group's global operating model and the jurisdictional approach of taxing authorities often leads to uncertainty on tax positions. Based on this review, management has revised its estimate of the most probable liability and has accrued additional taxes of $23 million excluding interest. In addition to those liabilities deemed probable, the company also identified other uncertain tax positions which are considered less than probable but more than remote. Currently no provision is carried for these additional risk items.

12. Income tax (continued)

In the UK, an enquiry was started with respect to the Group's UK ship owning companies and the amount of profits allocated to transport activities and therefore eligible for tonnage tax treatment. Under the Tonnage Tax Regime the commercial profits of our UK ship owning companies arising from transport operations (allocated on a just and reasonable basis) are subject to tax calculated by reference to a formula linked to the tonnage of the vessels concerned. The enquiry covers 2003 but is expected to extend into later years during the course of 2008. Whilst it is considered possible that a liability will arise, currently no provision has been accrued for this risk. This risk cannot be reasonably estimated at this stage and the eventual resolution and quantification of this contingency will be influenced by the recently announced changes to the UK Tonnage Tax Regime (refer below).

The cumulative benefit for all years to November 30, 2007 (as disclosed in our previous accounts) arising from being within the Tonnage Tax Regime since 2002 is $11.6 million, excluding the total release of the deferred tax liability on ships of $36 million in the years ended November 30, 2001 and 2002. Had the Group not been (wholly or partially) within the Tonnage Tax Regime, it is likely that additional accelerated capital allowances would have been available on fixed asset additions to reduce the immediate cash tax cost of any successful challenge by the UK tax authorities. However this would have increased the total deferred tax liability.

On January 23, 2008, the UK Government signaled its intention to change the tonnage tax legislation prospectively with effect from April 1, 2008 following discussions with the European Commission on the interpretation of the guidelines on State Aid. Whilst we are currently evaluating the impact of this change in legislation, as currently drafted, it would exclude the ships owned by our UK ship owning companies from the UK Tonnage Tax Regime.

13. Pension commitments

In September 2006, the FASB issued Statement of Financial Accounting Standards ('SFAS') No. 158 'Employers' Accounting for Defined Benefit Pension and Other Post-Retirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)'. This statement requires an entity to recognize the over-funded or under-funded status of its post-retirement benefit plan(s) as an asset or a liability in its financial statements and to recognize, through other comprehensive income, certain changes in the funded status of a defined benefit plan in the year in which the changes occur. We adopted the provisions of SFAS. No 158 as of November 30, 2007. Restatement of previously issued results is not required.

The impact of adopting SFAS No. 158 on the Consolidated Financial Statements as at November 30, 2007 was as follows:

As at November 30 (in millions)	Before Application of SFAS No. 158 $	Adjustments $	After Application of SFAS No. 158 $
Other intangible assets	3.8	(0.1)	3.7
Deferred taxes (non-current)	11.5	6.0	17.5
Prepaid pension asset	2.9	(0.9)	2.0
Accrued pension liability	(19.6)	(17.2)	(36.8)
Accumulated other comprehensive income	(52.8)	12.2	(40.6)

The amounts recognized in OCI, before tax as of November 30, 2007, are as follows:

As at November 30 (in millions)	2007 $
Net actuarial loss	**18.3**
Prior service cost	**3.3**
Net translation obligation asset	**(0.1)**
Total	**21.5**

The amounts in OCI expected to be amortized as components of net periodic benefit cost in fiscal year 2008, are as follows:

For fiscal year (in millions)	2008 $
Net actuarial loss	**1.3**
Prior service cost	**0.2**
Total	**1.5**

Both defined contribution and defined benefit pension plans are operated, depending on location, covering certain qualifying employees. Contributions under the defined contribution pension plans are determined as a percentage of gross salary. The expense relating to these plans for fiscal year 2007 was $6.7 million (2006: $3.7 million, 2005: $3.0 million).

Defined benefit pension plans are operated as both funded and unfunded. The benefits under the defined benefit pension plans are based on years of service and salary levels. Plan assets of the funded schemes are primarily comprised of marketable securities.

13. Pension commitments (continued)

The pension asset/liability is analyzed as follows:

As at November 30 (in millions)	2007 $	2006 $
Minimum liability adjustment for funded schemes	-	23.0
Pension liability for funded schemes in deficit	25.7	-
Pension liability for unfunded schemes[a]	10.6	6.0
Indonesian retirement indemnity	0.5	0.5
Pension liability	**36.8**	29.5
Pension asset for funded schemes in surplus	2.0	–
Pension asset	**2.0**	5.9
Overall net pension liability	**34.8**	23.6

(a) Includes the French retirement indemnity plan and $1.2 million (2005: $0.9 million) in relation to the unfunded Norwegian state pension plan.

UK and Norwegian defined benefit pension plans

The UK and Norwegian plans are primarily funded plans, although they also include the benefit obligations in relation to an unfunded Norwegian state pension plan. A reconciliation of benefit obligation and plan assets are as follows:

For fiscal year (in millions)	2007 $	2006 $
Change in benefit obligation:		
At December 1	84.2	51.0
Service cost	10.1	3.9
Members' contributions	0.2	0.2
Interest cost	4.2	2.5
Actuarial losses (gains)	(19.0)	21.1
Benefits paid from plan assets	(1.1)	(1.3)
Norwegian national insurance	2.3	-
Other	(2.9)	–
Foreign currency exchange rate changes	8.9	6.8
At November 30	**86.9**	84.2
Change in fair value of plan assets:		
At December 1	50.7	39.1
Actual return on plan assets	3.4	1.8
Members' contributions	0.2	0.2
Company contributions	6.3	6.1
Benefits paid from plan assets	(1.1)	(1.3)
Other	(2.3)	-
Foreign currency exchange rate changes	4.8	4.8
At November 30	**62.0**	50.7
Overall status	**(24.9)**	(33.5)

The movements in the benefit obligation during fiscal year 2007 were primarily due to the increased number of employees within the defined benefit pension plans, the change in assumptions in respect of discount rates and rate of compensation increase, together with foreign currency exchange rate changes.

13. Pension commitments (continued)

The funded status of UK and Norwegian the defined benefit pension plans and reconciliation to amounts recognized in the Consolidated Balance Sheet are as follows:

As at November 30 (in millions)	2007 $	2006 $
Funded status of the plans	**(24.9)**	(33.5)
Unrecognized net actuarial loss	**–**	38.0
Unrecognized prior service benefit	**–**	0.6
Unrecognized net transition obligation	**–**	(0.1)
Net amount recognized	**(24.9)**	5.0

Amounts recognized in the Consolidated Balance Sheet are as follows:

As at November 30 (in millions)	2007 $	2006 $
Prepaid pension asset	**2.0**	5.9
Accrued pension liability	**(26.9)**	(0.9)
Net amount recognized	**(24.9)**	5.0

The accumulated benefit obligation for all funded pension plans excluding the unfunded Norwegian state pension plan as at November 30, 2007 was $65.9 million (2006: $67.5 million).

As at November 30, 2007, the prepaid pension asset includes $nil (2006: $3.7 million) in relation to defined benefit plans within which the accumulated benefit obligation is in excess of the value of the plan assets. The projected benefit obligations of all plans with an accumulated benefit obligation in excess of plan assets, as at November 30, 2007, was $79.3 million (2006: $78.1 million) and the fair value of assets under these plans as at November 30, 2007 was $54.9 million (2006: $45.0 million). The accumulated benefit obligations under these plans as at November 30, 2007 was $62.9 million (2006: $64.0 million).

Prior to the adoption of SFAS No. 158, an additional minimum pension liability adjustment was required when the accumulated benefit obligation in a plan exceeded the fair value of the underlying plan assets. This was prescribed in SFAS No. 87 'Employers' Accounting for Pensions'. As at November 30, 2006, included within the accrued pension liability was a cumulative adjustment for minimum liability of $23.0 million for two of the defined benefit plans. The corresponding entry, recorded as a component of other comprehensive income, was $15.0 million (net of deferred tax of $6.3 million) after foreign currency exchange rate changes $1.7 million.

The funded defined benefit pension plans' weighted average asset allocations and the target allocations by asset category are as follows:

As at November 30	2007 Target Allocation %	2007 %	2006 %
Equities	43	**44**	40
Bonds	42	**38**	51
Real estate	9	**10**	8
Other	6	**8**	1
Total	100	**100**	100

13. Pension commitments (continued)

The investment strategy of the funded defined benefit pension plans takes into account the need for the diversification of investments and the suitability of these investments to the plans' asset classes. Investments are made to reduce long-term volatility taking into account the pension plans' liabilities and the desired long-term return on assets.

The weighted average assumptions used to determine obligations of funded defined benefit pension plans are as follows:

For fiscal year	2007 %	2006 %	2005 %
Discount rate	**5.7**	4.7	4.9
Rate of compensation increase	**4.3**	4.4	3.2

The weighted average assumptions used to determine benefit costs of funded defined benefit pension plans are as follows:

For fiscal year	2007 %	2006 %	2005 %
Discount rate	**4.7**	4.9	5.7
Expected return on plan assets	**6.3**	6.3	6.9
Rate of compensation increase	**4.4**	3.2	3.2

The assumptions take into account the evaluation of the plans' assets, the plans' proposed asset allocation, historical trends and experience, and current and expected market conditions.

The expected future cash flows of the funded defined benefit plans are as follows:

For fiscal year (in millions)	2007 $	2006 $
Estimated future benefit payments:		
2008	**1.1**	0.8
2009	**1.5**	1.0
2010	**1.3**	1.4
2011	**1.8**	1.3
2012	**2.0**	1.6
2013–2017	**11.3**	9.4
Estimated future contributions:		
2008	**5.8**	6.4

Net periodic pension benefit costs for funded defined benefit plans are as follows:

For fiscal year (in millions)	2007 $	2006 $	2005 $
Service cost	**10.1**	3.9	3.0
Interest cost	**4.2**	2.5	2.3
Expected return on plan assets	**(3.5)**	(2.6)	(2.4)
Amortization of transition obligation	**-**	(0.1)	(0.1)
Amortization of net actuarial losses	**2.8**	2.4	0.6
Amortization of prior service benefit	**0.1**	(0.4)	0.2
Foreign currency exchange rate changes	**(2.9)**	(0.8)	0.2
Benefit cost	**10.8**	4.9	3.8

13. Pension commitments (continued)

French retirement indemnity plan

The benefit obligation and accrued pension liability of the unfunded French retirement indemnity plan are as follows:

For fiscal year (in millions)	2007 $	2006 $
At December 1	**7.2**	3.6
Service cost	**0.6**	0.3
Interest cost	**0.3**	0.2
Actuarial loss (gain)	**0.4**	2.7
Benefits paid	**(0.5)**	–
Other	**0.5**	–
Foreign currency exchange rate changes	**0.9**	0.4
At November 30	**9.4**	7.2

The unfunded status of the unfunded retirement indemnity reconciled to the recognized liability is as follows:

As at November 30 (in millions)	2007 $	2006 $
Unfunded status of the plans	**9.4**	7.2
Unrecognized (loss) gain	**–**	(2.1)
Net amount recognized	**9.4**	5.1

The weighted average assumptions to determine net periodic benefit costs used for the French retirement indemnity plan are as follows:

For fiscal year	2007 %	2006 %	2005 %
Discount rate	**4.5**	4.5	5.0
Expected return on plan assets	**n/a**	n/a	n/a
Rate of compensation increase	**2.5**	2.5	2.5

Net periodic pension benefit for the French retirement indemnity plan is as follows:

For fiscal year (in millions)	2007 $	2006 $	2005 $
Service cost	**0.6**	0.3	0.2
Interest cost	**0.3**	0.2	0.2
Amortization of prior service benefit	**1.0**	–	–
Foreign currency exchange rate changes	**(0.1)**	0.5	(0.5)
Benefit cost	**1.8**	1.0	(0.1)

Indonesian retirement indemnity plan

In Indonesia, retirement indemnities that are paid as a lump sum upon retirement have been accrued as at November 30, 2007 of $0.5 million (2006: $0.5 million). They are primarily based upon the employees' years of service and salary levels.

14. Bank overdraft and lines of short-term credit

Overdraft facilities of $43.6 million (2006: $41.9 million) with various maturities up to August 10, 2011 were in place. Approximately $30 million of the aforementioned overdraft facilities can only be drawn if there is an equal amount of capacity available for revolving loans under a $400 million amended and restated revolving credit and guarantee facility, see Note 15. No drawings were made as at November 30, 2007.

15. Long-term debt

Long-term debt is as follows:

As at November 30 (in millions)	2007 $	2006 $
$500 million 2.25 per cent convertible notes due 2013	**500.0**	500.0
Other[a]	**9.5**	9.5
Total long-term debt	**509.5**	509.5
Current portion:		
Other[a]	**3.2**	2.4
Total current portion	**3.2**	2.4
Long-term portion:		
$500 million 2.25 per cent convertible notes due 2013	**500.0**	500.0
Other[a]	**6.3**	7.1
Total long-term portion	**506.3**	507.1

(a) This comprises a loan provided by Sonangol to Sonamet. This loan is unsecured, bears interest at a fixed rate of 2.75% per year and is repaid in annual installments for a remaining period of at least three years as at November 30, 2007.

The debt outstanding comprised the $500 million convertible notes, and the loan provided by Sonangol to Sonamet as at November 30, 2007 of $9.5 million. The only debt facilities available were $84.4 million under the $400 million amended and restated revolving credit and guarantee facility (see below).

Commitment fees for any unused lines of credit expensed during fiscal year 2007 were $0.3 million (2006: $0.5 million; 2005: $1.2 million). The weighted average interest rate paid on drawdown of the loan facility was nil% (2006: nil%).

Facilities

The following facilities were available as at November 30, 2007:

The $400 million amended and restated revolving credit and guarantee facility

The $400 million amended and restated revolving credit and guarantee facility, as amended on August 10, 2006 has a maturity of August 10, 2011. The sub-limit for cash drawings is $100 million. The facility is guaranteed by Acergy S.A.

During fiscal year 2006, when the facility was renegotiated, we incurred approximately $1 million in fees associated with this arrangement, which has been capitalized and is being amortized over the remaining term of the agreement.

The facility is used for general corporate purposes including the financing of ships and includes the issuance of guarantees to support contract performance obligations and other operating requirements. It provides for revolving loans of up to $100 million during the first three years, reducing to $75 million for the fourth year and further reducing to $50 million for the fifth year until the final date of maturity of August 10, 2011. Any unused amount under the revolving loan part of the facility is available for the issuance of guarantees. Borrowings under this facility may be made in minimum increments of $5.0 million subject to the satisfaction of certain legal customary conditions. Additionally under this facility performance guarantees can be issued with a maturity no later than February 10, 2013.

The facility utilization is as follows:

As at November 30 (millions)	2007 Utilized $	2007 Unutilized $[a]	2007 Total $	2006 Utilized $	2006 Unutilized $[a]	2006 Total $
Cash loans	**–**	**84.4**	**84.4**	–	100.0	100.0
Guarantees facility	**315.6**	**–**	**315.6**	267.4	32.6	300.0
Total	**315.6**	**84.4**	**400.0**	267.4	132.6	400.0

(a) The unutilized portion of the cash loan facility was available for guarantees.

Financial Statements

15. Long-term debt (continued)

The facility contains certain financial covenants in respect of a minimum level of tangible net worth, a maximum level of net debt to earnings before interest, taxes, depreciation and amortization ('EBITDA'), a maximum level of total financial debt to tangible net worth, a minimum level of cash and cash equivalents and an interest cover covenant. The requirements of the financial covenants must be met on a consolidated basis at quarterly intervals ending February 28, May 31, August 31 and November 30 of each year. In addition to the financial covenants listed above, the facility also contains negative pledges with respect to accounts receivable and cash and includes representations, affirmative covenants and negative covenants and events of defaults which are customary for transactions of this nature and consistent with past practice. Such covenants specifically limit mergers or transfers, incurrence of other indebtedness, investments and loans, distributions to shareholders and cash and cash equivalents that are permitted to be held by non-obligors.

Interest on the facility is payable at LIBOR plus a margin which is linked to the ratio of net debt to EBITDA and which may range from 0.8% to 1.9% per year. The margin is currently fixed at 0.8% for a period of three months and is reviewed every three months. The fee applicable for performance guarantees is linked to the same ratio, may range from 0.4% per year to 0.95% per year and is currently fixed at 0.4% subject to review every three months.

The $500 million 2.25 per cent convertible notes due 2013

On September 11, 2006 the launch and pricing of an offering was announced of $500 million in aggregate principal amount of convertible notes due in fiscal year 2013. The issuance was completed on October 11, 2006 with the receipt of net proceeds after deduction of issuance related costs of $490.8 million. The issuance costs of $9.2 million are capitalized within assets in the Consolidated Balance Sheets and are being amortized over the term of the convertible notes using the effective interest rate method.

The convertible notes have an annual interest rate of 2.25% payable semi-annually in arrears on April 11 and October 11 of each year up to and including fiscal year 2013. They were issued at 100% of their principal amount and unless previously redeemed, converted or cancelled will mature on October 11, 2013. The convertible notes are listed on the Euro MTF Market of the Luxembourg Stock Exchange.

The noteholders were granted an option which allows them to convert the convertible notes into common shares with an initial conversion price of $24.05 equivalent to 20,790,021 common shares, or approximately 10.7% of our existing issued share capital as at November 30, 2006. This was subsequently revised to $23.80 on May 31, 2007 following the payment of the dividend. The conversion price will continue to be adjusted in line with market practices for this type of instrument to provide 'fair value' adjustments for items such as payment of dividends and events like a change of control which can affect materially the marketability, liquidity or volatility of common shares.

There is also an option for Acergy to call the convertible notes after 4 years and 14 days from the date of issue if the price of the common shares exceeds 130% of the then prevailing conversion price over a specified period.

The following undertakings apply:

- unsecured but with a negative pledge provision in respect of other current and future debt to ensure that the convertible notes will rank equally with other debt issuance;
- a cross default provision subject to a minimum threshold of $10 million and other events of default in connection with non-payment of the convertible notes;
- various undertakings in connection with the term of any further issuance of common shares, continuance of the listing of the shares and the convertible notes on recognized stock exchanges; and
- provisions for the adjustment of the conversion price in certain circumstances.

The convertible notes were underwritten jointly by UBS and Lehman Brothers with the Bank of New York acting as Trustee and Agent.

There were no conversions of these convertible notes as of November 30, 2007.

16. Accounts payable and accrued liabilities

Accounts payable and accrued liabilities are as follows:

As at November 30 (in millions)	2007 $	2006 $
Invoice accruals	**245.1**	293.6
Trade payables	**258.1**	214.4
Provision for loss-making contracts	**19.8**	17.8
Total	**523.0**	525.8

17. Related party transactions

Stolt-Nielsen S.A. ('SNSA') sold its remaining shareholding in Acergy in fiscal year 2005 on January 13, 2005. Consequently they were no longer a related party for fiscal years 2007 and 2006.

Related party transactions paid to/received from SNSA are as follows:

For fiscal year (in millions)	2007 $	2006 $	2005 $
Corporate services agreement	–	–	0.3
Other (receipts) charges	–	–	2.9
Total	–	–	3.2

Corporate services agreement

Pursuant to a corporate services agreement, during fiscal years 2007, 2006 and 2005, SNSA supplied, through a subsidiary, risk management and other services. The fee for these services was subject to negotiation and agreement with SNSA on an annual basis.

During fiscal year 2005 SNSA supplied risk management services between December 1, 2004 and January 13, 2005. In addition and, until the end of June 2005, accounting services were provided to us for a lump sum fee and partly for an annual fee based on costs incurred in rendering those services. The fees for these management services were $0.3 million for the period to January 13, 2005. The fees were included as a component of SG&A expenses in the Consolidated Statements of Operations.

Other (receipts) charges

In addition to the above corporate services, SNSA provided various other services to us, including certain types of insurance coverage, payroll administration, and information technology. SNSA received a reimbursement of cost of insurance premiums of $2.4 million and a charge of total service fees of $0.5 million mainly related to management services during fiscal year 2005. These fees were included as a component of SG&A expenses in the accompanying Consolidated Statements of Operations.

Captive insurance company

SNSA owns Marlowe Insurance Ltd., a Bermuda captive insurance company ('Marlowe') through which certain of our interests were insured. A wholly-owned subsidiary of SNSA owns all of the common stock of Marlowe and we own one class of non-voting preference shares. In light of SNSA's phased sale of its holdings of our stock, during 2005 we ceased to acquire insurance from or through Marlowe with effect from the expiration of the various insurance policies placed with or through Marlowe. As at November 30, 2007 we have settled our account with Marlowe and disposed of our minority shareholding in Marlowe. There was no gain or loss as a result of this settlement.

Other matters

Transactions are routinely engaged in with a range of other related parties whose relationship arises through the joint ventures discussed above in Note 11 to the Consolidated Financial Statements.

18. Restructuring provisions

For fiscal year (in millions)	Real estate costs $	Personnel and redundancy costs $	Total $
At December 1, 2004	4.7	0.6	5.3
Movements from continuing operations:			
Released to income in fiscal year	(1.9)	–	(1.9)
Paid in fiscal year	(2.3)	(0.6)	(2.9)
Other[a]	(0.3)	–	(0.3)
At November 30, 2005	0.2	–	0.2
Movements from continuing operations:			
Paid in fiscal year	(0.2)	–	(0.2)
At November 30, 2006	–	–	–
Movements from continuing operations:	–	–	–
Paid in fiscal year	–	–	–
At November 30, 2007	–	–	–

(a) Includes the effect of exchange rate changes.

The restructuring provisions for continuing operations had been fully utilized at the start of fiscal year 2007. The real estate costs provision were set up in fiscal year 2003 and resulted from the implementation of the management team's business strategy for financial recovery, which included the restructuring of our cost and asset base. The real estate provision related to Acergy Africa and Mediterranean, and comprised accrued rental for office space vacated by Paragon Litwin. The personnel and redundancy provision related to severance payments, vacation paid-in-lieu, and outplacement fees, and were principally incurred in Acergy Northern Europe and Canada, Acergy Africa and Mediterranean, Acergy Corporate and Acergy North America and Mexico, due to the need to reduce staffing levels in Aberdeen, Stavanger, Nanterre, Corporate and Houston offices to reflect lower levels of business expected in 2004.

19. Operating leases

Total operating lease commitments as at November 30, 2007 were $339.4 million (2006: $295.1 million). Charter hire obligations towards certain construction support, diving support, survey and inspection ships of the total commitments was $229.9 million (2006: $166.9 million). The remaining obligations related to office facilities and equipment as at November 30, 2007 of $109.5 million (2006: $128.2 million).

Total minimum annual lease commitments payable and sublease rentals receivable, analyzed by year are as follows:

For fiscal year (in millions)	2007 Operating Leases $	2007 Sublease Rentals $
2008	107.2	42.8
2009	75.2	44.0
2010	56.5	44.0
2011	41.7	44.0
2012	28.5	44.0
Thereafter[a]	30.3	20.7
Total[b]	339.4	239.5

(a) Excludes the following main renewal options: *Polar Queen* – two renewal options, one for three years at the end of 2012 followed by a further option for one year; *Acergy Petrel* – annual renewal options commencing in 2008 for each of the fifteen subsequent years; *Far Saga* – one renewal option for two years mid-2010; *Normand Mermaid* – one renewal option for one year.

(b) Excludes the following future commitments for which the lease term has not commenced: *Acergy Viking* commencing December 2007 for eight years ($76 million) with options for a further twelve years; the *Skandi Acergy* charter commencing in 2008 for eight years ($180.4 million) with options for a further five years; *Acergy Merlin* commencing in 2008 for five years ($66.0 million) with an option for a further four years; *Acergy Havila* commencing in 2010 for ten years ($255.0 million) with an option for a further ten years: Aberdeen Office commencing in 2008 for 20 years ($113.8 million).

19. Operating leases (continued)

Total minimum annual lease commitments payable and sublease rentals receivable, analyzed by currency are as follows:

For fiscal year (in millions)	2007 US dollar Equivalent $	2007 Sublease Rentals $
US dollar	213.1	155.0
Euro	53.3	7.0
Norwegian krone	53.0	–
Singapore dollar	2.4	–
British pound sterling	15.4	–
Nigerian naira	0.9	–
Central African franc	0.7	–
Australian dollar	0.5	–
Canadian dollar	0.1	–
Brazilian real	–	77.5
Total	339.4	239.5

Total operating lease rentals charged as an expense for fiscal year 2007 was $95.4 million (2006: $58.4 million; 2005: $35.4 million). Total operating sub-lease revenue for fiscal year 2007 was $92.0 million (2006:$0.6 million; 2005:$1.9 million).

20. Segment and related information

Operations are managed through five geographical segments. In addition there is the Corporate segment through which activities are managed that serve more than one segment, as described in more detail below. The chief operating decision maker is the Chief Executive Officer of Acergy S.A. He is assisted by the Chief Operating Officer and for each segment he is supported by a Vice President who is responsible for managing all aspects of the projects within the segment, from initial tender to completion. Each segment is accountable for income and losses for such projects. Segments may provide support to other segments; examples are the Mexilhao project where Acergy Northern Europe and Canada provides support to Acergy South America and the PRA-1 project where Acergy North America and Mexico provides support to Acergy South America.

Business segments are based on the geographic distribution of the activities are as follows:

Acergy Africa and Mediterranean

This segment includes all activities in Africa and Mediterranean and has its office in Suresnes, France, and operates fabrication yards in Nigeria and Angola.

Acergy Northern Europe and Canada

This segment includes all activities in Northern Europe, Eastern Canada and Azerbaijan and has offices in Aberdeen, UK; Stavanger, Norway; Moscow, Russia; and St Johns, Canada.

Acergy North America and Mexico

This segment includes activities in the United States, Mexico, Central America, and Western Canada and has its office in Houston, Texas, United States.

Acergy South America

This segment includes all activities in South America and the islands of the southern Atlantic Ocean and has its office in Rio de Janeiro, Brazil. Its principal operating location is Macae, Brazil.

Acergy Asia and Middle East

This segment includes all activities in Asia Pacific, India, and Middle East (but excludes the Caspian Sea) and has its office in Singapore with satellite offices in Jakarta and Balikpapan, Indonesia and Perth, Australia.

20. Segment and related information (continued)

Acergy Corporate

This segment includes all activities that serve more than one segment. These include: assets which have global mobility including construction and flowline lay support ships, ROVs and other mobile assets that are not allocated to any one segment; management of offshore personnel; captive insurance activities; management and corporate services provided for the benefit of all of our businesses; NKT Flexibles, a joint venture that manufactures flexible pipeline and risers; and SHL, a joint venture with a subsidiary of the Russian Oil Company Lukoil-Kaliningradmorneft plc, which operates the heavy lift ship *Stanislav Yudin*.

Acergy Corporate also included the results of Paragon Engineering Services, Inc., up until the date of its disposal to AMEC plc effective January 19, 2005. Its office is located in Sunbury-on-Thames, UK.

Summarized financial information concerning each reportable segment is as follows:

For fiscal year 2007 (in millions)	Africa and Mediterranean $	Northern Europe and Canada $	North America and Mexico $	South America $	Asia and Middle East $	Corporate $	Total continuing operations $	North America and Mexico discontinued operations[c] $
Net operating revenue[a]	1,398.4	907.8	3.2	247.9	102.4	3.7	2,663.4	16.9
Operating expenses	(1,071.0)	(713.7)	(3.2)	(245.9)	(101.1)	12.6	(2,122.3)	(6.4)
Share in net income of non-consolidated joint ventures	2.8	12.3	–	–	(10.3)	26.5	31.3	–
Depreciation and amortization	(28.6)	(10.5)	(0.1)	(10.1)	(1.3)	(27.2)	(77.8)	–
Impairment of long-lived tangible assets	–	(0.1)	–	–	–	(0.2)	(0.3)	–
Research and development expense	–	–	–	–	–	(4.2)	(4.2)	–
Interest expense	(9.3)	(0.1)	–	–	–	(13.5)	(22.9)	–
Interest income	1.5	5.4	0.1	–	1.3	22.5	30.8	–
Income before income taxes	194.0	153.7	(5.2)	(10.4)	(15.6)	31.1	347.6	5.9
Income tax (provision) benefit	(148.4)	(38.1)	0.2	(2.6)	(4.9)	(6.1)	(199.9)	–
Net income	45.6	115.6	(5.0)	(13.0)	(20.5)	25.0	147.7	5.9
Segment assets	743.4	291.3	27.1	218.9	99.1	1,041.7	2,421.5	–
Long-lived assets[b]	256.3	122.7	0.3	126.3	49.1	408.5	963.2	–
Investments in and advances to non-consolidated joint ventures	6.4	2.5	–	–	–	89.1	98.0	–
Capital expenditures	45.7	2.8	–	36.1	19.2	142.0	245.8	–

(a) Revenue represents only the external revenues earned by the segments.

(b) Long-lived assets include tangible assets, non-current receivables and investments in and advances to non-consolidated joint ventures.

(c) See Note 3 'Discontinued operations' above.

20. Segment and related information (continued)

For fiscal year 2006 (in millions)	Africa and Mediterranean $	Northern Europe and Canada $	North America and Mexico $	South America $	Asia and Middle East $	Corporate $	Total continuing operations $	North America and Mexico discontinued operations[c] $
Net operating revenue[a]	1,045.5	827.2	38.0	82.6	129.8	1.1	2,124.2	66.6
Operating expenses	(827.9)	(663.5)	(31.7)	(68.7)	(112.9)	9.5	(1,695.2)	(79.6)
Share in net income of non-consolidated joint ventures	2.5	16.7	–	–	(1.6)	23.7	41.3	–
Depreciation and amortization	(20.0)	(10.1)	(0.6)	(6.5)	(0.7)	(20.7)	(58.6)	–
Impairment of long-lived tangible assets	–	–	–	–	–	(2.1)	(2.1)	–
Research and development expense	–	–	–	–	–	(3.1)	(3.1)	–
Interest expense	(0.5)	(0.1)	(0.1)	–	–	(3.5)	(4.2)	–
Interest income	2.0	1.1	0.2	0.1	0.5	14.9	18.8	–
Income before income taxes	133.9	122.5	2.8	4.5	1.1	29.7	294.5	16.9
Income tax (provision) benefit	(36.3)	(33.1)	–	0.2	(1.0)	(3.4)	(73.6)	(1.1)
Net income	97.6	89.4	2.8	4.7	0.1	26.3	220.9	15.8
Segment assets	598.3	313.0	60.6	144.2	79.4	1,013.7	2,209.2	–
Long-lived assets[b]	246.5	124.2	1.6	115.3	28.0	251.8	767.4	–
Investments in and advances to non-consolidated joint ventures	3.5	6.4	–	–	9.9	48.4	68.2	–
Capital expenditures	67.7	12.7	–	35.6	1.2	76.0	193.2	–

(a) Revenue represents only the external revenues earned by the segments.

(b) Long-lived assets include tangible assets, non-current receivables and investments in and advances to non-consolidated joint ventures.

(c) See Note 3 'Discontinued operations' above.

For fiscal year 2005 (in millions)	Africa and Mediterranean $	Northern Europe and Canada $	North America and Mexico $	South America $	Asia and Middle East $	Corporate $	Total continuing operations $	North America and Mexico discontinued operations[c] $
Net operating revenue[a]	714.1	579.0	49.1	50.2	80.7	10.2	1,483.3	222.6
Operating expenses	(575.5)	(477.0)	(48.5)	(44.0)	(71.2)	(1.5)	(1,217.7)	(205.8)
Share in net income of non-consolidated joint ventures	7.0	11.3	–	–	–	8.6	26.9	–
Depreciation and amortization	(20.2)	(9.1)	(1.2)	(5.8)	(1.6)	(19.0)	(56.9)	(1.7)
Impairment of long-lived tangible assets	(5.6)	–	–	–	–	(1.5)	(7.1)	–
Restructuring credits	1.9	–	–	–	–	–	1.9	–
Research and development expense	–	–	–	–	–	(1.7)	(1.7)	–
Interest expense	(2.9)	(1.5)	(0.5)	(0.9)	(0.2)	2.0	(4.0)	(0.3)
Interest income	–	–	–	–	–	3.9	3.9	–
Income (loss) before income taxes	49.4	67.0	(1.8)	(1.9)	2.3	4.3	119.3	33.1
Income tax (provision) benefit	(9.4)	(5.1)	–	(0.4)	(1.4)	3.4	(12.9)	–
Net income (loss)	40.0	61.9	(1.8)	(2.3)	0.9	7.7	106.4	33.1
Segment assets	388.9	271.5	110.2	79.0	50.8	484.1	1,384.5	–
Long-lived assets[b]	195.0	119.1	3.1	58.0	5.7	144.8	525.7	–
Investments in and advances to non-consolidated joint ventures	2.5	2.2	–	–	–	23.1	27.8	–
Capital expenditures	41.7	16.1	–	3.8	0.2	15.5	77.3	4.0

(a) Revenue represents only the external revenues earned by the segments.

(b) Long-lived assets include tangible assets, non-current receivables and investments in and advances to non-consolidated joint ventures.

(c) See Note 3 'Discontinued operations' above.

20. Segment and related information (continued)
The classification of the service capabilities, are as follows:

Subsea construction, Umbilicals, Risers and Flowlines ('SURF')
This comprises the engineering, procurement and construction work relating to oil and gas fields that are developed subsea (in which the production wellhead is on the seabed), as opposed to surface installations (in which the production wellhead is above the surface on a platform). This includes large multi-year projects encompassing all pipelay, riser and umbilical activities of a complete field development, tieback projects, which involve pipelaying, umbilical installation and, in some cases, trenching or ploughing, to connect a new or additional subsea development to an existing production facility. The installation of jumpers and spool pieces, as well as hyperbaric welding, are also typical SURF activities. This category also includes construction and diving support ship charters and rental of equipment including construction support ROVs. The proportion of net operating revenue from continuing operations for SURF activities for fiscal year 2007 was 72% (2006: 64%; 2005: 53%).

Conventional
This comprises engineering, construction, installation and refurbishment activities relating to shallow water platforms attached to the seabed and their associated pipelines. Conventional projects involve shallow water activities and proven technology, typically under long-term contracts. Conventional activities include design, construction and installation of fixed platforms. This category also includes survey/IMR ship charters and equipment rental in relation to Conventional activities. The proportion of net operating revenue from continuing operations for Conventional activities for fiscal year 2007 was 13% (2006: 18%; 2005: 26%).

Inspection, Maintenance and Repair ('IMR')
This comprises, among other things, platform surveys, debris removal and pipeline inspections using divers and/or ROVs on producing oil and gas field infrastructure, as a regular activity throughout the life of the offshore field. IMR activities are conducted both under long-term frame agreements with clients and also in the spot market. This category also includes ship charters and equipment rental relating to IMR activities. The proportion of net operating revenue from continuing operations for IMR activities for fiscal year 2007 was 3% (2006: 6%; 2005: 7%).

Trunklines
This comprises offshore installation of large-diameter pipelines used to carry oil or gas over long distances. Trunkline projects typically are based on large contracts, utilizing the *Acergy Piper* pipelay barge. The proportion of net operating revenue from continuing operations for Trunkline activities for fiscal year 2007 was 10% (2006: 9%; 2005: 11%).

Survey
This comprises of support for both external clients and internal projects in the fields of construction support, pipeline inspection and seabed mapping using specialized survey ships and Survey ROVs. The construction support activities include, among other things, pre-lay, as-laid and as-trenched surveys, spool metrology, deepwater positioning and light installation works. Platform inspection is performed both underwater and on top-sides (Rope Access). The proportion of net operating revenue from continuing operations for Survey activities for fiscal year 2007 was 2% (2006: 3%; 2005: 2%).

Corporate
This comprises all activities that serve more than one segment including the joint ventures: NKT Flexibles, Seaway Heavy Lifting (SHL), and assets that have global mobility including construction and flowline lay support ships, ROVs and other mobile assets that are not allocated to any one segment. It also includes management of offshore personnel, captive insurance activities and management and corporate services provided for the benefit of all our businesses. The proportion of net operating revenue from continuing operations for Conventional activities for fiscal year 2007 was nil% (2006: nil%; 2005: 1%).

Field decommissioning services are also provided at the end of the working life of an offshore oilfield, although no material revenues were generated during any of the periods presented.

Financial Statements

20. Segment and related information (continued)

Net operating revenue from continuing operations by service capability are as follows:

For fiscal year (in millions)	2007 $	2006 $	2005 $
SURF	**1,905.2**	1,356.3	783.5
Conventional	**354.0**	390.4	391.6
IMR	**81.2**	129.6	111.9
Trunklines	**257.1**	190.9	158.6
Survey	**62.5**	55.9	27.1
Corporate	**3.4**	1.1	10.6
Total net operating revenue	**2,663.4**	2,124.2	1,483.3

For fiscal year 2007, two clients each individually accounted for more than 10% of our total revenue from continuing operations. Our largest client contributed $647.3 million, representing 24.3% of our total revenue from continuing operations, and recognized in Acergy Africa and Mediterranean, Acergy Northern Europe and Canada and Acergy Asia and Middle East. Our second largest client accounted for $311.1 million representing 11.7% of our total revenue from continuing operations and reported in Africa and Mediterranean and Acergy Northern Europe and Canada.

For fiscal year 2006, three clients each individually accounted for more than 10% of the total revenue from continuing operations. The largest client contributed $493.8 million, representing 23.2% of total revenue from continuing operations, and recognized in Acergy Africa and Mediterranean. The second largest client accounted for $356.5 million representing 16.8% of total revenue from continuing operations and reported in Acergy Northern Europe and Canada. $314.6 million, representing 14.8% of total revenue from continuing operations was recorded from the third largest client in Acergy Africa and Mediterranean, Acergy Northern Europe and Canada and Acergy Asia and Middle East.

During fiscal year 2005, four clients each individually accounted for more than 10% of total revenue from continuing operations. Revenue from the largest client was $301.5 million, representing 20.3% of total revenue. This revenue was attributable to Acergy Northern Europe and Canada. The revenue from the second largest client was $218.2 million representing 14.7% of total revenue and was attributable to Acergy Africa and Mediterranean, Acergy Northern Europe and Canada, Acergy North America and Mexico and Acergy Asia and Middle East. $204.4 million, representing 13.8% of total revenue was recorded from the third largest client in Acergy Africa and Mediterranean, Acergy Northern Europe and Canada and Acergy Asia and Middle East. The fourth largest client accounted for $191.0 million of revenue, representing 12.9% of total revenue recognized in Acergy Africa and Mediterranean and Acergy Northern Europe and Canada.

Notes to the Consolidated Financial Statements
(continued)

21. Common shares and treasury shares

Common shares and treasury shares are as follows:

As at November 30 (in millions)	2007 Number of shares	2007 Par value $	2006 Number of shares	2006 Par value $
Common shares, $2.00 par value – authorized	**230.0**	**460.0**	230.0	460.0
Shares issued	**195.0**	**389.9**	194.5	389.0
Shares outstanding (excludes common shares held as treasury shares)	**188.0**	**376.0**	192.7	385.4
Treasury shares[(a)]	**7.0**	**13.9**	1.8	3.6

(a) The treasury shares valued at cost as at November 30, 2007 were $111.2 million (2006: $17.5 million; 2005: $1.0 million).

During fiscal year 2007, the following transactions occurred:

- The Company reissued 2,957,018 from our treasury shares to satisfy share option exercises for a total consideration of $11.8 million. The costs of these shares were $53.1 million leading to a loss of $41.3 million. In addition 446,847 new shares were issued to satisfy further share option exercises for a consideration of $2.4 million.
- The Company repurchased 8,098,625 common shares for a total consideration of $146.8 million.

During fiscal year 2006 the following transactions occurred:

- 1,744,533 options were exercised, as disclosed in Note 23 'Share option plans' below.
- On September 11, 2006 the commencement of the share buyback program was announced, up to a maximum of 10% of our issued share capital, pursuant to the standing authorization granted to the Board at the annual general meeting held on May 15, 2006 for a maximum aggregate consideration of $300 million. Any such repurchases are open market repurchases on the Oslo Stock Exchange. During fiscal year 2006 914,800 common shares had been repurchased for a total consideration of $16.5 million.

Luxembourg law requires that 5% of our unconsolidated net income each year is allocated to a legal reserve before declaration of dividends. This requirement continues until the reserve is 10% of our stated capital, as represented by common shares, after which no further allocations are required until further issuance of shares. The legal reserve may also be satisfied by allocation of the required amount at the issuance of shares or by a transfer from paid-in surplus. The legal reserve is not available for dividends. The legal reserve for all outstanding common shares has been satisfied and appropriate allocations are made to the legal reserve account at the time of each issuance of new shares.

The consolidated deficit represented undistributed earnings of non-consolidated joint ventures as at November 30, 2007 of $63.5 million (2006: $36.3 million).

Financial Statements

22. Earnings per share

Basic earnings per share amounts are calculated by dividing the net income by the weighted average number of shares outstanding during the fiscal year. For the diluted earnings per share calculation the net income from continuing operations is adjusted for the effect of the convertible notes and the weighted average number of shares outstanding is adjusted for the potential dilutive effect of share options and the convertible notes.

Reconciliations of the net income and weighted average number of shares outstanding are as follows:

For fiscal year (in millions)	2007 $	2006 $	2005 $
Basic:			
Income from continuing operations	**147.7**	220.9	106.4
Income from discontinued operations	**5.9**	15.8	33.1
Net income	**153.6**	236.7	139.5
Diluted:			
Income from continuing operations	**147.7**	220.9	106.4
Dilutive effect of convertible note	**11.3**	1.6	-
Income from continuing operations	**159.0**	222.5	106.4
Income from discontinued operations	**5.9**	15.8	33.1
Net income	**164.9**	238.3	139.5

For fiscal year (in millions)	2007 Number of shares	2006 Number of shares	2005 Number of shares
Basic:			
Common shares	**188.4**	192.7	191.1
Total	**188.4**	192.7	191.1
Diluted:			
Dilutive effect of:			
Share options	**4.1**	5.6	4.4
Convertible note	**20.8**	2.8	-
Diluted	**213.3**	201.1	195.5

There are no anti-dilutive securities.

23. Share option plans

The Group operates a share option plan approved in April 2003 (the '2003 Plan'). An option plan for key directors and employees resident in France (the 'French Plan'), is a sub-plan under the 2003 Plan. Options granted under the SMIP, previously named the Key Staff Retention Plan (see Note 24 'Compensation and reward' below), were issued under the 2003 Plan.

A Compensation Committee appointed by the Board of Directors administers these plans. Options are awarded at the discretion of the Compensation Committee to directors and key employees.

Under the 2003 Plan options on up to but not exceeding 6.3 million Common Shares can be granted. This plan replaced the previous plan (the '1993 Plan'). Any options granted under the French Plan count against this limit. Other than options granted under the SMIP, options under the 2003 Plan (and therefore also under the French Plan) may be granted, exercisable for periods of up to ten years at an exercise price not less than the fair market value per share at the time the option is granted. Such options vest 25% on the first anniversary of the grant date, with an additional 25% vesting on each subsequent anniversary. Share options exercises are satisfied by either issuing new shares or reissuing treasury shares. The key terms of options granted under the SMIP are described in Note 24 'Compensation and reward' below.

23. Share option plans (continued)

Options were granted during fiscal year 2007 over 52,000 common shares (2006: 943,000), which included 22,000 options (2006: 183,000) granted under the French Plan.

The charge for compensation expense for fiscal year 2007 was $7.1 million (2006: $4.5 million; 2005: $nil) (net of tax benefit of $5.1 million (2006: $0.4 million; 2005: $nil)) for non-performance based share options using the graded vesting attribution method. The SMIP compensation expense for fiscal year 2007 was $0.2 million (2006: $1.3 million; 2005: $9.5 million). SFAS No. 123(R) bases this charge on the fair value of the option at the grant date whereas under the previous bulletin APB No. 25, under which the SMIP was accounted for prior to adoption of SFAS No. 123(R), the charge was based on the excess of the quoted market price at the balance sheet date over the option exercise price. Under APB No. 25, changes in the quoted market price were reflected as an adjustment in the period the change occurred. The charge in fiscal year 2006 under APB No. 25 would have been $28.3 million. The effect of adoption of SFAS No. 123(R) is to increase our income from continuing operations and net income for fiscal year 2006 by $22.5 million and to increase our basic and diluted earnings per share from continuing operations for fiscal year 2006 by $0.12 and $0.11 respectively.

Options activity including the SMIP, are as follows:

For fiscal year	**Shares**	**2007 Weighted average exercise price**	Shares	2006 Weighted average exercise price	Shares	2005 Weighted average exercise price
Outstanding at December 1	**8,500,241**	**6.77**	9,770,001	5.45	10,060,311	4.81
Granted	**52,000**	**20.94**	943,000	19.17	1,151,000	9.43
Exercised	**(3,403,865)**	**4.20**	(1,744,533)	6.18	(1,368,371)	4.02
Forfeited	**(32,680)**	**6.22**	(436,096)	8.23	(72,939)	5.08
Expired	**–**	**–**	(32,131)	2.71	–	–
Outstanding at November 30	**5,115,696**	**8.64**	8,500,241	6.77	9,770,001	5.45
Exercisable at November 30	**2,696,840**	**6.68**	2,572,701	8.25	2,880,835	9.39
Weighted average fair value of options granted during fiscal year		**9.62**		9.55		6.78

The total intrinsic value of options exercised, being the excess of the quoted market price of our stock at the exercise date over the option exercise price, in fiscal year 2007 was $54.1 million (2006: $17.2 million; 2005: $8.4 million). The total fair value of share options vested in fiscal year 2007 was $6.2 million (2006: $4.2 million; 2005 $2.5 million).

During fiscal year 2007, the Board Compensation Committee determined that 98.3% of the objectives under the SMIP had been met and therefore the performance-based share options vested on February 28, 2007 and became exercisable. The unvested options were subsequently forfeited. Of the options outstanding as at November 30, 2007, but not yet exercisable, nil options (2006: 0.5 million; 2005: 1.2 million) had performance criteria attached that need to be fulfilled before they can be exercised.

The fair value of each share option grant is estimated as of the date of grant using the Black-Scholes option pricing model with weighted average assumptions are as follows:

For fiscal year	**2007**	2006	2005
Risk-free interest rate	**4.6%**	4.6%	4.3%
Expected life of options	**5 years**	5 years	7 years
Expected volatility	**45.8%**	51.1%	73.96%
Expected dividend yield	**–**	–	–

The expected life of an option is determined by taking into consideration the vesting period of options and the observed historical pattern of share option exercises. The expected volatility over the expected term of the option is estimated from our historical volatility. The expected dividend yield assumption is nil% as a historical pattern of dividend payments had not been established at the grant dates and fiscal year 2007 was the first time the Group had paid a dividend.

The total compensation costs for share-based arrangement for fiscal year 2007 was $7.3 million (2006: $6.2 million; 2005: $9.5 million). The total compensation cost not yet recognized in relation to non-vested share options as at November 30, 2007 was $6.0 million (2006: $12.6 million) and was expected to be recognized over the weighted-average period of 2.7 years (2006: 3.4 years).

23. Share option plans (continued)

The analysis of share options outstanding as at November 30, 2007, are as follows:

	Options outstanding				Options exercisable		
	Options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price $	Aggregate intrinsic value[a] $ (in millions)	Number exercisable	Weighted average exercise price $	Aggregate intrinsic value[a] $ (in millions)
Common shares (range of exercise prices)							
$11.21-26.16	**1,266,897**	**8.01**	**18.21**	**3.8**	**428,779**	**17.11**	**1.8**
$7.31-11.20	**1,363,839**	**5.31**	**9.98**	**15.3**	**542,528**	**9.94**	**6.1**
$3.01-7.30	**745,573**	**6.47**	**5.22**	**11.9**	**541,898**	**5.26**	**8.6**
$1.19-3.00	**1,739,387**	**6.01**	**2.10**	**33.3**	**1,183,635**	**2.06**	**22.7**
Total	**5,115,696**	**6.39**	**8.64**	**64.3**	**2,696,840**	**6.68**	**39.2**

(a) Being the excess, if any, of the quoted market price of our stock at the balance sheet date over the option exercise price.

24. Compensation and reward

Incentive compensation plans are in place, which provide for annual cash awards to officers, directors and employees.

Performance bonus

The performance bonus provides for annual cash rewards to employees based on regional financial and operating performance. The determination of an employee's individual award will be based on salary and individual performance measured against set criteria. The Compensation Committee appointed by the Board of Directors administers the policy. A charge has been recorded in fiscal year 2007 of $22.9 million (2006: $23.8 million; 2005: $16.0 million).

Deferred bonus

On February 28, 2007, a deferred bonus scheme was introduced for certain employees in senior management. This scheme allows the employee to defer 50% of their annual performance bonus for a period of three years, which will entitle the employee to receive back the original deferred amount plus an additional amount equivalent to the original deferral. A similar scheme was also introduced on April 30, 2007, for all employees in middle management whereby they have been given the option to defer up to 25% of their bonus for a period of two years. A charge was recorded in fiscal year 2007 of $5.1 million.

Retention bonus

On June 1, 2006, a retention bonus scheme was introduced for all key employees and middle management. This two-year scheme is based on salary and is payable in cash towards the end of fiscal year 2008 subject to continuing employment. A charge was recorded in fiscal year 2007 of $7.1 million (2006: $2.7 million; 2005: $nil).

Senior management incentive plan ('SMIP')

As a condition of the new bonding facility agreement finalized in 2004, there was a requirement to put in place a Key Staff Retention Plan ('KSRP'), now called the SMIP, in order to secure the services of certain senior executives through to the first quarter of 2007. The SMIP provided for deferred compensation as a combination of cash and performance-based share options, linked to the attainment of a number of strategic objectives for each of the fiscal years 2004, 2005 and 2006. The objectives fixed in the plan, and agreed by the Board Compensation Committee, included targets for net profit, management team retention, bonding lines, internal controls over accounting and audit activities, business growth and restructuring. During the fiscal year 2007, the Committee determined that 98.3% of the objectives had been met and therefore the performance-based share options vested on February 28, 2007 and the cash compensation was paid.

The cash element of the SMIP is accounted for in accordance with SFAS No. 5, and the share option element is accounted for in accordance with SFAS No. 123(R) from the date of adoption of that standard on December 1, 2005. Prior to the adoption of SFAS No. 123(R) the share option element was accounted for as a variable plan under APB No. 25. As SFAS No. 123(R) was adopted using the modified prospective method no restatement of previously issued results was required.

The cumulative amount accrued in respect of the cash compensation element of the SMIP for fiscal year 2007 was $4.9 million (2006: $4.7 million; 2005: $3.0 million), which was settled during fiscal year 2007.

24. Compensation and reward (continued)
The cumulative amount charged in respect of the options element of the SMIP for as at November 30, 2007 was $13.6 million (2006: $13.4 million; 2005: $12.1 million). This represents a cumulative charge under SFAS No. 123(R) as at November 30, 2007 of $1.5 million (2006: $1.3 million) which was based on the fair value of the options at the date of grant which was at the inception of the SMIP. The remaining cumulative charge of $12.1 million (2006: $12.1 million), calculated in accordance with APB No. 25, is based on the difference between the exercise price of $2.30 per share and our share price as at November 30, 2005, the date of adoption of SFAS No. 123(R), of $10.41 (2004: $5.86). The options under the SMIP are exercisable up until ten years from the date of grant.

25. Commitments and contingencies
Commitments to purchase tangible assets from external suppliers as at November 30, 2007 were $110.0 million (2006: $107.4 million).

Bateman
We received a claim from Bateman Oil & Gas BV ('Bateman'), the company which acquired Paragon Litwin S.A., our former engineering subsidiary, on June 9, 2004. Bateman is claiming an amount of $20million on the grounds of alleged misrepresentation when the business was sold, and on February 17, 2006 referred the claim for arbitration. A hearing was held on January14-17, 2008 and we expect that the conclusions should be known during the course of summer 2008. We believe that the claim has no merit and it is not considered probable that we will suffer a material loss as a consequence of this legal action. We have therefore recorded no provision for this claim.

Other matters
Contract disputes occur from time-to-time due to the nature of our activities as a contracting business involved in several long-term projects at any given time. Provisions are made to cover the expected risk of loss to the extent that negative outcomes are likely and reliable estimates can be made. However, the final outcomes of these contract disputes are subject to uncertainties as to whether or not they develop into a formal legal action and therefore the resulting liabilities may exceed the liability anticipated.

Furthermore, legal proceedings incidental to the ordinary conduct of business are entered into from time to time. Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. It is reasonably possible that the final resolution of any litigation could require us to make additional expenditures in excess of reserves that have been established. In the ordinary course of business, various claims, suits and complaints have been filed against us in addition to the ones specifically referred to above. Although the final resolution of any such other matters could have a material effect on the operating results for a particular reporting period, it is considered that they should not materially affect our consolidated financial position.

For accounting purposes, legal costs are expensed as incurred.

26. Financial instruments
Operations are conducted in many countries and, as a result, are exposed to currency fluctuations through generation of revenue and expenditure in the normal course of business. Future cash inflows and outflows are selectively hedged from client receipts and supplier payments in currencies other than the functional currency of the contracting subsidiary entity. Major foreign currency exposures are to the Euro, British pound sterling, Norwegian krone and US dollars.

The changes in the fair value of derivative instruments will be offset in part or in whole by corresponding changes in the expected cash flows of the underlying exposures being hedged. Where the derivative instrument forms part of a hedging relationship which is designated and effective in accordance with SFAS No. 133 the offsetting changes in fair value are reported in the Consolidated Statement of Operations in the same reporting period that the hedged transaction affects earnings. Where no such hedging relationship exists, the offsetting changes in fair value may be reported in the Consolidated Statement of Operations in different reporting periods. Derivative instruments for speculative purposes are not entered into.

All derivative instruments are over-the-counter instruments entered into with major financial credit institutions to hedge our committed exposures. Derivative instruments are primarily standard foreign exchange forward contracts, where there is a minimum level of exposure risk and have maturities up to three years. It is not considered that there exists a material exposure to credit risk from third parties failing to perform according to the terms of derivative instruments.

The Group assess the effectiveness of foreign exchange hedges based on changes in fair value attributable to changes in spot prices; changes in fair value due to changes in the difference between the spot price and the forward price are excluded from the assessment of ineffectiveness and are recognized currently in earnings.

The Group record financial liabilities at initial fair value plus applicable costs, that are subject to change in fair value due mainly to changes in interest rates. This is comprised of $9.5 million in debt issued by Sonangol to Sonamet, which pays interest at a fixed annual rate of 2.75% and has a fair value of $9.5 million. In respect to this debt, the Group will pay $3.2 million in fiscal year 2008, $0.8 million in fiscal year 2009, $0.8 million in fiscal year 2010, $0.8 million in fiscal year 2011, $0.8 million in fiscal year 2012, and $3.1 million thereafter. The Group also has $500.0 million in convertible notes, which pays interest at a fixed annual rate of 2.25% that is convertible into common shares at $23.80 per share and has a fair value of $578.9 million, based on the quoted market price on the Euro MTF Market of the Luxembourg Stock Exchange. In respect to this debt, unless previously redeemed, converted or cancelled, the Group will pay $500.0 million in fiscal year 2013.

26. Financial instruments (continued)

Foreign exchange forward contracts, maturing between December 1, 2007 and March 22, 2010 were outstanding as follows:

As at November 30 (in millions, indicated in local currency)	2007 Sell	2007 Purchase	2006 Purchase
Australian dollar	8.3	–	–
Brazilian real	–	25.2	38.0
British pound sterling	10.6	36.9	0.8
Euro	22.3	142.3	18.0
Norwegian krone	34.0	25.5	–
Singapore dollar	–	8.5	–
US dollar	110.8	49.0	–

The fair value of derivative instruments recorded in the balance sheet as at November 30, 2007 of $7.0 million (2006: $2.1 million) representing assets of $10.1 million (2006: $2.2 million), and liabilities of $3.1 million (2006: $0.1 million).

Foreign exchange derivative instruments are designated as hedging instruments under SFAS No. 133 when the potential benefits of application of hedge accounting are believed to outweigh the related compliance cost. All hedging relationships designated to date have been designated as cash flow hedges.

A gain has been recorded in OCI, as described in Note 2 'Accounting policies – derivatives and hedging activities', until the underlying transaction is recognized in the Consolidated Statement of Operations for fiscal year 2007 of $3.3 million (2006: $4.0 million) (net of tax provision of $0.5 million (2006: $0.8 million)). The amount relating to hedges of capital expenditures, maturing on or before September 8, 2008, is a gain $0.9 million (2006; $4.0 million) (net of tax provision of $0.5 million (2006; $0.8 million)). Depreciation of the underlying fixed assets over their estimated useful lives will cause a proportionate amount of the deferred gain to be reclassified from AOCI to the Consolidated Statement of Operations; the amount expected to be reclassified from AOCI in fiscal year 2008 is a gain of $0.6 million. The amount relating to hedges of operating exposures, maturing on or before May 15, 2009, is a gain of $2.4 million (2006; $nil). Recognition of the underlying revenue or expense transactions will cause the related deferred gain/loss to be reclassified from AOCI to the Consolidated Statement of Operations; the amount expected to be reclassified from AOCI in fiscal year 2008 is a gain of $2.6 million.

In fiscal year 2007 a loss of $0.4 million (2006: $0.5 million) has been reported under 'Foreign currency exchange (losses) gains, net' in the Consolidated Statement of Operation being the ineffective or excluded component of changes in the fair value of hedging instruments designated under SFAS No. 133. In fiscal year 2007 $nil (2006: $nil; 2005: $nil) was reclassified from AOCI to the Consolidated Statement of Operations in respect of discontinuance of cash flow hedges where it was probable that the original forecast transaction will not occur.

The fair value of outstanding financial instruments is calculated, using appropriate market information and valuation methodologies. In some cases, judgment is required to develop the estimates of fair values, thus the estimates provided herein are not necessarily indicative of the amounts that could be realized in a current market exchange. The fair values are as follows:

As at November 30 (in millions)	2007 Carrying amount $	2007 Fair value $	2006 Carrying amount $	2006 Fair value $
Financial assets:				
Cash and cash equivalents	582.7	582.7	717.5	717.5
Restricted cash deposits	8.9	8.9	24.2	24.2
Employee loans	2.3	2.3	1.4	1.4
Forward contracts	10.1	10.1	2.2	2.2
Financial liabilities:				
Other long-term debt (including current portion)	9.5	9.5	9.5	9.5
Convertible notes	500.0	578.9	500.0	547.7
Forward contracts	3.1	3.1	0.1	0.1

The carrying amounts of cash and cash equivalents and bank overdrafts approximate their fair value. The estimated value of our long-term debt is based on interest rates as at November 30, 2007 and 2006 using debt instruments of similar risk.

27. Guarantees

Bank guarantees are arranged, which collectively refer to bank guarantees, performance bonds, bid bonds, advance payment bonds, guarantees or standby letters of credit in respect of our performance obligation to be provided to our clients in connection with our work on specific projects.

The total amount outstanding in respect of bank guarantees as at November 30, 2007 was $388.3 million (2006: $321.7 million, 2005: $326.0 million). The purpose of the bank guarantees generally is to enable our clients to recover cash paid to us in advance of performing our obligations under the contract or to obtain cash compensation should we be unable to fulfill our performance obligations under our contracts.

The following facilities are available to provide bank guarantees:

The $400 million amended and restated revolving credit and guarantee facility

The $400 million multi-currency revolving credit and guarantee facility, as amended on August 10, 2006 has a maturity of August 10, 2011. The sub-limit for cash drawings is to $100 million (of which $84.4m was available at November 30, 2007). The facility is guaranteed by Acergy S.A.. As at November 30, 2007 the amount of guarantees issued under this facility was $315.6 million (2006: $267.4 million).

Other bank guarantee arrangements

In addition to the amounts available under the $400 million amended and restated revolving credit and guarantee facility, as at November 30, 2007 the Group have a $30 million (2006: $30 million) bank guarantee facility with Credit Industriel et Commercial Bank of which $nil (2006: $5.0 million) was utilized as at November 30, 2007. There are also a number of unsecured local bond lines in Indonesia, Brazil and Nigeria for the sole uses of PT Acergy Indonesia, Acergy Brasil S/A and Globestar Engineering Company (Nigeria) Limited respectively. The lines are with HSBC Indonesia ($0.5 million), HSBC Bank Brasil S.A. ($40 million), First Bank of Nigeria plc ($12.6 million), Sterling Bank plc ($8.4 million) and United Bank of Africa plc ($4.2 million). The bonds under these facilities were issued to guarantee our project performance and that of our subsidiaries and joint ventures to third parties in the normal course of business. The amounts issued under these facilities as at November 30, 2007 was $42.8 million (2006: $0.5 million). During the year Banco Espirito Santo SA issued $14.8 million (2006: $nil) to guarantee project performance in the normal course of business for our consolidated joint venture Sonacergy – Servicos E Construcoes Petroliferas, Lda. The Group had past arrangements with a number of financial institutions to issue bank guarantees of our behalf. As at November 30, 2007, the aggregate amount of guarantees issued under these old facilities was $15.1 million (2006: $48.8million). There was no availability for further issuances under these facilities.

The maximum potential amount of future payments represents the notional amounts that could be lost under the guarantees if there is non-performance under a contract by the guaranteed parties, without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Such amounts greatly exceed anticipated losses. Outstanding issued bank guarantees are as follows.

As at November 30 (in millions)	**2007 Expire within one year $**	**2007 Expire after one year $**	**2007 Total amount outstanding $**	2006 Expire within one year $	2006 Expire after one year $	2006 Total amount outstanding $
Bank guarantees – joint ventures	**13.5**	**1.9**	**15.4**	11.4	11.7	23.1
Bank guarantees – subsidiaries	**108.7**	**264.2**	**372.9**	114.0	184.6	298.6
Total	**122.2**	**266.1**	**388.3**	125.4	196.3	321.7

The fair value of guarantees recognized provided in respect of joint ventures as at November 30, 2007 was $0.1 million (2006: $0.2 million).

The Group has a several guarantee arrangement for the repayment of 50% of the drawings under a $240 million loan taken out by the SapuraAcergy joint venture to fund the construction of the ship *Sapura 3000*, less $50 million, the risk on which is borne by the bank. This guarantee will expire and be replaced by a new several guarantee by the joint venture partners, to cover the loan repayments, less $50 million ($25 million per partner), once the ship goes into operation. This overall guarantee arrangement will expire on February 2, 2015.

The Group also had a several performance guarantee in place, which was in favour of the construction consortium in respect of the remaining construction costs of $29.3 million, of which 50% was for our account, in respect of the ship *Sapura 3000*. This guarantee expired on February 2, 2008, when the ship was delivered.

28. Subsequent events

On February 6, 2008, the Board resolved to recommend a dividend per common share of 21 cents (2006: 20 cents), subject to shareholder approval at the annual general meeting. As at February 13, 2008, the Group has made no additional purchases of common shares under the share buy back program.

Investor Information

Investor Relations

The Investor Relations section of the Annual Report provides an outline of the Group's communication strategy towards shareholders, contact details for the Investor Relations team, transfer agents, registrars and depositary bank.

Acergy S.A. is a Company registered in Luxembourg whose stock trades on the NASDAQ and Oslo Stock Exchanges. The principal executive office c/o Acergy M.S. Limited, is based London. The Group reports quarterly in accordance with U.S. GAAP.

With effect from December 1, 2007 the Group will report quarterly in accordance with International Financial Reporting Standards (IFRS).

Acergy's senior management devote a considerable amount of their time to communication with shareholders and analysts by means of quarterly earnings reports and associated presentations and conference calls. A playback facility for conference calls is available for seven days after each call and a conference call transcript is published on the Group's website.

Roadshows, by the CEO and CFO in Europe and the United States, take place twice a year, immediately after the full year results are published in March and again in September or October. The Investor Relations team is available to meet investors and those who may become investors at any time either in London or elsewhere as necessary.

The Group has three nominated people who manage the dissemination of price sensitive information. These are Tom Ehret (CEO), Stuart Jackson (CFO) and Karen Menzel (Group Manager, Investor Relations). Requests for meetings with Senior Management, questions concerning group performance or other issues should be made directly through Investor Relations.

The Group's website can be accessed at www.acergy-group.com. The Investor Centre provides comprehensive information for investors including financial reports, news and disclosures, analyst coverage and stock price information. An email alert service is provided which notifies those who elect to use this service to new information posted on this site.

Visit our online Annual Report at:

www.acergy-group.com/public/investorcentre

Geographical distribution of shareholders as at January 31, 2008

United States	32 %
United Kingdom	22 %
Rest of World	18 %
Norway	15 %
Germany	5 %
The Netherlands	3 %
France	3 %
Switzerland	2 %

Source: Capital Precision

Investor Relations and Press Enquiries

Shareholders, securities analysts, portfolio managers, representatives of financial institutions and the press may contact:



Karen Menzel
Group Manager, Investor Relations
e-mail: karen.menzel@acergy-group.com

To end of March 2008
Acergy M.S. Limited
Dolphin House, Windmill Road
Sunbury-on-Thames, TW16 7HT
United Kingdom
T: +44 20 7290 1744

From April 2008
Acergy M.S. Limited
200 Hammersmith Road
London, W6 7DL
United Kingdom
T: +44 20 8210 5568

Financial Information

Copies of press releases, quarterly earnings releases, Annual Reports and SEC Form 20-F are available on the Group's website or by contacting:



Kelly Good
Investor Relations Support
e-mail: kelly.good@acergy-group.com

To end of March 2008
Acergy M.S. Limited
Dolphin House, Windmill Road
Sunbury-on-Thames, TW16 7HT
United Kingdom
T: +44 1932 773738

From April 2008
Acergy M.S. Limited
200 Hammersmith Road
London, W6 7DL
United Kingdom
T: +44 20 8210 5545

Stock Trading History and Shareholder Information

Stock listings
Common shares – Traded on Oslo Stock Exchange under symbol ACY and on NASDAQ Stock Exchange as an American Depositary Receipt ('ADR') under symbol ACGY.

Shares outstanding (as of 30 November 2007)
Common shares 194,953,972 – of which 6,056,407 are held directly by Acergy S.A. This figure excludes 879,121 Common Share held as ADR's by a subsidiary of Acergy S.A. also in Treasury.



3000000
2500000
2000000
1500000
1000000
500000
0
Volume Traded
30
27
24
21
18
15
12
9
6
3
0
Closing Price ($US)
DEC 06
JAN 07
FEB 07
MAR 07
APR 07
MAY 07
JUN 07
JUL 07
AUG 07
SEP 07
OCT 07
NOV 07
Volume
Closing Price $US

Common Shares – NASDAQ (US dollars) Ticker ACGY

		Qtr1	Qtr2	Qtr3	Qtr4
2007	High	20.41	23.50	28.64	30.89
	Low	16.92	17.96	20.34	20.54

Common Shares – Oslo (Norwegian kroner) Ticker ACY

		Qtr1	Qtr2	Qtr3	Qtr4
2007	High	128.50	142.50	165.50	170.50
	Low	106.75	111.00	121.75	117.75

ADR program
Acergy has a sponsored Level II ADR facility for which Deutsche Bank Trust Company Americas acts as Depositary. Each ADR represents one (1) common share of the Company. The ADRs are quoted and traded on NASDAQ under the ticker symbol ACGY. For enquiries, beneficial ADR holders may contact the Deutsche Bank Trust Company Americas Broker Service Desk on +44 207 547 6500 or +1 212 250 9100. Registered ADR holders may contact the shareholder services line on +1 866 249 2593 (toll free for U.S. residents only). Further information is also available at www.adr.db.com.

Country of Incorporation
Luxembourg

Annual General Meeting
23 May 2008 at 3.00pm
Services Généraux de Gestion S.A.
23, avenue Monterey
L-2086 Luxembourg

Internet address
www.acergy-group.com

Transfer agent and registrar
Common Shares
DnB NOR Bank ASA
Stranden 21
NO-0021 Oslo
Norway
T: +47 22 48 12 17
F: +47 22 94 90 20
e-mail: kjetil.berg@dnbnor.no

Depositary bank
Common Shares – ADRs
Deutsche Bank Trust Company Americas
27th Floor
60 Wall Street
New York, NY 10005
United States
Shareholder service T: +1 866 249 2593
Broker service desk T: +1 212 250 9100
www.adr.db.com

Auditors
Deloitte & Touche LLP
London
United Kingdom
T: +44 20 7936 3000

Corporate broker
UBS Investment Bank
1 Finsbury Avenue
London
United Kingdom
EC2M 2PP
T: +44 20 7567 8000

Dividends and share buybacks
The Group has historically retained any earnings for the future operation and growth of the business. The Board of Directors review the dividend policy and the potential for share buybacks on an annual basis in light of the Group's earnings, financial condition, prospects, tax consideration and foreign exchange rates to assess whether it is appropriate to return funds to shareholders by way of dividends or share buybacks. The Group will pay dividends, if any, in US dollars.

END